    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1996

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                          INDEPENDENT BANK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          MICHIGAN                                            38-2032782
(STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
             OF                                         IDENTIFICATION NO.)
      INCORPORATION OR
        ORGANIZATION)

                              230 WEST MAIN STREET
                             IONIA, MICHIGAN 48846
                                 (616) 527-9450
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                                WILLIAM R. KOHLS
                              230 WEST MAIN STREET
                             IONIA, MICHIGAN 48846
                                 (616) 527-9450
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                         ------------------------------

                                   COPIES TO:

            MICHAEL G. WOOLDRIDGE                               JAMES L. NOUSS, JR.
   VARNUM, RIDDERING, SCHMIDT & HOWLETT LLP                        BRYAN CAVE LLP
           333 BRIDGE STREET, N.W.                          211 N. BROADWAY, SUITE 3600
         GRAND RAPIDS, MICHIGAN 49504                      ST. LOUIS, MISSOURI 63102-2750
                (616) 336-6000                                     (314) 259-2000

                         ------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                    PROPOSED MAXIMUM  PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF          AMOUNT TO BE    OFFERING PRICE  AGGREGATE OFFERING    AMOUNT OF
   SECURITIES BEING REGISTERED      REGISTERED(2)       PER UNIT           PRICE       REGISTRATION FEE
-------------------------------------------------------------------------------------------------------
Depositary Shares(1).............      690,000           $25.00         $17,250,000       $5,227.27
Common Stock ($1.00 par value)...        (3)               --                --               --
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) Each Depositary Share represents a 1/4 interest in one share of   %
    Cumulative, Convertible Preferred Stock, Series A ("Preferred Stock").
(2) Includes 90,000 Depositary Shares which may be sold by the Company to cover over-allotments.
(3) Such indeterminate number of shares as may be issuable upon conversion of the Preferred Stock, including such additional shares as may be issuable as a result of the adjustments to the conversion price.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          INDEPENDENT BANK CORPORATION

                             CROSS REFERENCE SHEET

             FORM S-2 NUMBER AND CAPTION                     LOCATION IN PROSPECTUS
     -------------------------------------------   -------------------------------------------
  1. Forepart of the Registration Statement and
     Outside Front Cover Page of the
     Prospectus.................................   Outside Front Cover
  2. Inside Front and Outside Back Cover Pages
     of Prospectus..............................   Inside Front Cover; Available Information;
                                                   Outside Back Cover
  3. Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges...............   Prospectus Summary; Consolidated Financial
                                                   Data; Risk Factors
  4. Use of Proceeds............................   Prospectus Summary; Use of Proceeds
  5. Determination of Offering Price............   Not Applicable
  6. Dilution...................................   Not Applicable
  7. Selling Security Holders...................   Not Applicable
  8. Plan of Distribution.......................   Underwriting
  9. Description of Securities to be
     Registered.................................   Prospectus Summary; Description of
                                                   Depositary Shares; Description of Capital
                                                   Stock
 10. Interests of Named Experts and Counsel.....   Legal Matters; Experts
 11. Information with Respect to the Company....   Prospectus Summary; Recent Developments;
                                                   Price Range of Common Stock and Dividends;
                                                   Capitalization; Selected Consolidated
                                                   Financial Data; Management's Discussion and
                                                   Analysis of Financial Condition and Results
                                                   of Operations; Business; Incorporation of
                                                   Certain Documents by Reference; Description
                                                   of Depositary Shares; Description of
                                                   Capital Stock; Consolidated Financial
                                                   Statements
 12. Incorporation of Certain Information by
     Reference..................................   Incorporation of Certain Documents by
                                                   Reference
 13. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities................................   Not Applicable

                 SUBJECT TO COMPLETION, DATED OCTOBER 21, 1996
PROSPECTUS
                                 600,000 SHARES

                             INDEPENDENT BANK LOGO

        DEPOSITARY SHARES EACH REPRESENTING A 1/4 INTEREST IN A SHARE OF
                  % CUMULATIVE, CONVERTIBLE PREFERRED STOCK, SERIES A
              (LIQUIDATION PREFERENCE OF $25 PER DEPOSITARY SHARE)

    Each of the 600,000 Depositary Shares offered hereby ("Depositary Shares")
represents a one-quarter (1/4) interest in a share of     % Cumulative,
Convertible Preferred Stock, Series A ("Preferred Stock") of Independent Bank Corporation ("Company") deposited with State Street Bank & Trust Company, as the Depositary and, through the Depositary, entitles the holder to all proportional rights and preferences of the Preferred Stock (including dividend, conversion, voting, redemption, and liquidation rights). The liquidation preference of each Depositary Share is $25. See "Description of Depositary Shares."

    Dividends on the Preferred Stock will be cumulative from the date of issuance and will be payable quarterly on the last business day of each January,
April, July, and October of each year, commencing on               , 1997, at
the rate of     % per annum (equivalent to $    per annum per Depositary Share).

    Each share of Preferred Stock will be convertible at the option of the holder into shares of Common Stock, par value $1.00 per share ("Common Stock"),
of the Company at a conversion price of $    per share of Common Stock
(equivalent to a conversion rate of        share of Common Stock for each
Depositary Share), subject to adjustment in certain events. On               ,
1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $ per share.

    The Preferred Stock will not be redeemable prior to               , 2001.
Thereafter, subject to Federal Reserve Board approval, the Preferred Stock will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, at a price equal to $25 per Depositary Share, plus in each case accrued and unpaid dividends to the redemption date.

    The Depositary Shares have been approved for quotation on the Nasdaq National Market under the symbol "IBCPP."
                            ------------------------

    SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS OR DEPOSIT ACCOUNTS
   OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE BANK INSURANCE
      FUND OR THE SAVINGS ASSOCIATION INSURANCE FUND OF THE FEDERAL
        DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT AGENCY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                             PRICE TO           UNDERWRITING          PROCEEDS TO
                                              PUBLIC             DISCOUNT(1)          COMPANY(2)
------------------------------------------------------------------------------------------------------
Per Depositary Share...................        $25.00                 $                    $
------------------------------------------------------------------------------------------------------
Total(3)...............................      $15,000,000            $                    $
------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deduction of expenses payable by the Company estimated at $265,000.

(3) The Company has granted the Underwriter an option exercisable within 30 days from the date of this Prospectus to purchase up to 90,000 additional Depositary Shares on the same terms and conditions set forth above to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount, and Proceeds to the Company
    will be $17,250,000, $        , and $        , respectively. See
    "Underwriting."
                            ------------------------

    The Depositary Shares are offered by the Underwriter subject to receipt and acceptance by it, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Depositary Shares will be made in St. Louis,
Missouri on or about               , 1996.

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

October   , 1996

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                      LOGO

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY, THE COMMON STOCK, OR BOTH, AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus is based on the assumption that the Underwriter will not exercise its over-allotment option.

                                  THE COMPANY

     The Company is a bank holding company with four wholly owned subsidiary banks (the "Banks") engaged in the business of retail and commercial banking in portions of Michigan's lower peninsula. Collectively, the Banks serve over 45 communities, which are principally rural and suburban in nature, through their four main offices and a total of 45 branches and five loan production offices.

     Over the past five years, the Company has experienced significant growth in its assets while at the same time retaining a net interest margin that has exceeded 5% of average earning assets. During this same time period, the Company's average return on equity exceeded 15%. Since December 31, 1990, total assets have increased by 119% to $793.2 million at September 30, 1996. Earnings per share have grown by a compounded annual rate of 14.6% to $2.38 for the year ended December 31, 1995, from $1.38 in 1991.

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                --------------------     --------------------------------------------------------
                                  1996        1995         1995        1994        1993        1992        1991
                                --------    --------     --------    --------    --------    --------    --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Assets.......................   $793,152    $574,988     $590,147    $516,211    $482,027    $403,125    $406,469
Net income...................      5,819       4,987        6,810       6,031       5,606       5,109       4,018
Net income per share.........       2.02        1.74         2.38        2.09        1.95        1.78        1.38
Return on equity.............      15.78%      15.60%       15.59%      15.22%      15.21%      15.88%      13.56%
Net interest margin..........       5.45        5.69         5.65        5.88        5.85        5.88        5.20

THE COMPANY'S APPROACH TO COMMUNITY BANKING

     The Company attributes its past success to the consistent application of community banking practices in predominantly rural and suburban markets. The Company's operating philosophy seeks to preserve those elements of traditional community banking which management believes create a competitive advantage in the markets in which it operates. Accordingly, the Banks emphasize personal service and customer recognition, prompt response to customer needs, convenience, continuity of personnel and management, and commitment to and participation in the community.

     DECENTRALIZED MANAGEMENT. The Company vests management of the Banks with the authority to make local pricing and credit decisions to better anticipate customer needs, respond to customer demands, and identify profitable opportunities within their respective markets. While management of each of the Banks is granted the authority to make decisions for its local operations, it is also held accountable for its performance.

     CORPORATE ADMINISTRATIVE AND SUPPORT SERVICES. To complement the Company's decentralized management structure and preserve its community banking practices within an expanding franchise, the Company's corporate service departments provide a variety of services to each of the Banks. The Company believes that this partnership between the Banks' management and Company personnel allows the management of each of the Banks to focus on sales and customer service while providing the Company with internal controls, the ability to provide consistent service quality and attain operating efficiencies.

BUSINESS STRATEGY

     The ability to profitably deploy the capital generated by the Company's results of operations or otherwise maintain financial leverage is critical to the Company's mission to create value for its shareholders. Much of the Company's recent growth has resulted from acquisitions. The Company will continue to consider opportunities for expansion through selective acquisitions in markets where management believes its community banking approach creates a competitive advantage. As part of this strategy, the Company has agreed to acquire eight branch facilities from First of America Bank -- Michigan, N.A., including approximately $121.5 million in deposits and $21.5 million in loans. See "Recent Developments."

     In the absence of suitable acquisition candidates, the Company will continue to rely upon the Banks' ability to profitably fund loan growth with nondeposit funding sources, including advances from the Federal Home Loan Bank, as well as traditional deposit based funding sources. The cost of such nondeposit funds is a principal consideration in the Banks' loan and deposit pricing strategies.

     The Company intends to continue to focus on the management of its capital resources. The Company's dividend policies and share repurchase plan have been integral components of management's efforts to maintain profitable financial leverage.

                                  THE OFFERING

Securities Offered............   600,000 Depositary Shares, each representing a
                                 one-quarter (1/4) interest in a share of the
                                 Company's    % Cumulative, Convertible
                                 Preferred Stock, Series A.

Liquidation Preference........   $25 per Depositary Share (equivalent to $100
                                 per share of Preferred Stock), plus an amount equal to accrued and unpaid dividends.

Conversion Rights.............   The Preferred Stock is convertible at any time,
                                 at the option of the holder, unless previously
                                 redeemed, into shares of the Company's Common
                                 Stock at a conversion price of $       per
                                 share of Common Stock (equivalent to
                                 share of Common Stock for each Depositary
                                 Share), subject to adjustment, plus cash or Common Stock in an amount equal to accrued and unpaid dividends.

Payment of Dividends..........   Cumulative from the date of issuance and
                                 payable quarterly on the last business day of
                                 January, April, July, and October, commencing
                                             , 1997, at the annual rate of    %
                                 (equivalent to $       per Depositary Share per
                                 annum).

Optional Redemption...........   The Depositary Shares may not be redeemed by
                                 the Company prior to             , 2001.
                                 Thereafter, subject to the prior approval of the Federal Reserve Board, the Depositary
                                 Shares may be redeemed at the option of the Company, in whole or in part, at any time and from time to time, at a price equal to $25 per Depositary Share, plus accumulated dividends to the redemption date.

Use of Proceeds...............   The net proceeds to the Company will be used to
                                 increase its capital to support recent and pending acquisitions and for other general corporate purposes. See "Recent Developments."

Voting Rights.................   The Depositary Shares do not have voting
                                 rights, except in certain limited
                                 circumstances. See "Description of Capital
                                 Stock -- Preferred Stock."

Nasdaq National Market
Symbol........................   IBCPP

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                          ----------------------    -------------------------------------------------------------
                                            1996         1995         1995         1994        1993(1)      1992(1)      1991(1)
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY RESULTS OF OPERATIONS
Interest income.........................   $ 42,598     $ 33,534     $ 45,982     $ 37,820     $ 34,370     $ 36,465     $ 39,175
Interest expense........................     17,548       12,881       17,900       12,585       12,305       15,150       20,538
                                            -------      -------      -------      -------      -------      -------      -------
  Net interest income...................     25,050       20,653       28,082       25,235       22,065       21,315       18,637
Provision for loan losses...............        942          477          636          473          657        1,225        1,013
                                            -------      -------      -------      -------      -------      -------      -------
Net interest income after provision for
  loan losses...........................     24,108       20,176       27,446       24,762       21,408       20,090       17,624
Net gains on sale of securities and real
  estate mortgage loans.................      1,121          295          608           75        1,358          324           48
Other noninterest income................      2,860        2,361        3,158        3,026        2,540        2,418        2,373
Noninterest expense.....................     19,804       15,897       21,702       19,503       17,535       15,703       14,323
                                            -------      -------      -------      -------      -------      -------      -------
  Income before federal income tax
    expense and extraordinary item......      8,285        6,935        9,510        8,360        7,771        7,129        5,722
Federal income tax expense..............      2,466        1,948        2,700        2,329        2,165        2,020        1,619
                                            -------      -------      -------      -------      -------      -------      -------
  Income before extraordinary item......      5,819        4,987        6,810        6,031        5,606        5,109        4,103
Extraordinary item(2)...................          0            0            0            0            0            0           85
                                            -------      -------      -------      -------      -------      -------      -------
      Net income........................   $  5,819     $  4,987     $  6,810     $  6,031     $  5,606     $  5,109     $  4,018
                                            =======      =======      =======      =======      =======      =======      =======
PER SHARE DATA(3)
Net income
  Primary...............................     $ 2.02       $ 1.74       $ 2.38       $ 2.09       $ 1.95       $ 1.78       $ 1.52
  Fully diluted.........................       2.02         1.74         2.38         2.09         1.95         1.78         1.38
Cash dividends declared.................       0.74         0.66         0.89         0.72         0.50         0.44         0.39
Book value(4)...........................      17.73        15.81        16.56        14.12        13.57        12.08        10.72
Dividend payment ratio(5)...............      36.52%       37.32%       36.80%       34.62%       25.54%       24.13%       26.53%
Weighted average shares outstanding.....  2,878,174    2,859,794    2,861,898    2,890,368    2,878,386    2,865,902    2,980,657
SELECTED BALANCES(4)
Assets..................................   $793,152     $574,988     $590,147     $516,211     $482,027     $403,125     $406,469
Securities(6)...........................    149,361      116,307      115,459      130,477      136,147       99,798       93,008
Loans and loans held for sale...........    575,807      417,059      434,091      342,658      288,643      261,634      275,144
Allowance for loan losses...............      6,720        5,249        5,243        5,054        5,053        4,023        3,784
Deposits................................    541,781      408,526      411,624      409,471      423,620      358,874      364,431
Shareholders' equity....................     50,733       44,906       47,025       40,311       39,049       34,467       30,327
Long-term debt..........................      7,500            0            0            0        2,750            0        1,287
PERFORMANCE RATIOS(7)
Net interest margin.....................       5.45%        5.69%        5.65%        5.88%        5.85%        5.88%        5.20%
Net income to
  Average common equity(8)..............      15.78        15.60        15.59        15.22        15.21        15.88        13.56
  Average assets........................       1.16         1.26         1.25         1.25         1.33         1.26         1.00
Efficiency ratio(9).....................      66.39        66.24        66.22        66.55        65.27        63.06        65.80
ASSET QUALITY RATIOS(10)
Allowance for loan losses to loans(4)...       1.19%        1.27%        1.25%        1.50%        1.79%        1.58%        1.38%
Nonperforming loans to loans(4).........       0.61         0.78         0.61         0.84         1.14         1.24         1.74
Allowance for loan losses to
  nonperforming loans(4)................     194.73       164.08       204.80       178.33       157.27       126.75        78.90
Nonperforming assets to total
  loans(4)..............................       0.78         0.99         0.79         1.25         2.08         1.99         2.17
Net loan losses to average loans(7).....       0.11         0.10         0.12         0.16         0.15         0.37         0.30
CAPITAL RATIOS
Average shareholders' equity to average
  assets................................       7.32%        8.04%        8.04%        8.22%        8.72%        7.94%        6.82%
Tier 1 risk-based capital ratio(4)......       8.18        11.22        11.49        11.90        13.86        14.03        11.90
Total risk-based capital ratio(4).......       9.44        12.48        12.75        13.03        15.13        15.29        12.56
Leverage ratio(4).......................       5.23         7.42         7.58         7.40         7.61         8.05         6.88
RATIO OF EARNINGS TO FIXED CHARGES(11)
Including interest on deposits..........       1.47x        1.54x        1.53x        1.66x        1.63x        1.47x        1.28x
Excluding interest on deposits..........       2.39         2.88         2.75         6.60        28.95        25.25        10.23

-------------------------
 (1) Restated to reflect an acquisition accounted for as a pooling of interests. See Note 2 to the Company's Consolidated Financial Statements.
 (2) The cost, net of related taxes, associated with the early retirement of debt in 1991 is reported as an extraordinary item.
 (3) Per share data has been adjusted to give retroactive effect to 5% stock dividends in 1996 and 1995.
 (4) At period end.
 (5) For 1991, Common Stock cash dividends as a percentage of net income adjusted for preferred stock dividends.
 (6) Includes securities available for sale.
 (7) Ratios for the nine-month periods are annualized.
 (8) For 1991, net income to average common equity has been computed by dividing net income, after deducting dividends on preferred stock then outstanding by average common equity.
 (9) Efficiency ratio equals noninterest expense divided by the sum of tax equivalent net interest income, net gains on the sale of securities and loans and other noninterest income.
(10) Loans exclude loans held for sale.
(11) Earnings consist of income before federal income tax plus interest expense. Fixed charges consist of interest expense. The Company does not currently have any preferred stock outstanding.

                                  RISK FACTORS

     Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors in evaluating the Company and its business before purchasing the Depositary Shares offered hereby. In particular, prospective investors should note that this Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and that actual results could differ materially from those contemplated by such statements. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.

NO ASSURANCE OF SUCCESSFUL INTEGRATION OF BRANCHES

     Based on September 30, 1996 financial information, the acquisition of the eight branches from First of America Bank -- Michigan, National Association ("FOA Branches") by Independent Bank East Michigan ("IBEM"), a subsidiary of the Company, would increase the assets of IBEM by approximately 107% to $239.4 million. See "Recent Developments." Although the Company has successfully integrated other acquired banks and branch facilities into its operations in the recent past without adversely affecting the level of profitability of such operations, IBEM's ability to integrate the FOA Branches into its current operations without adversely affecting the level of profitability of IBEM or the Company as a whole cannot be assured.

IMPACT OF INTEREST RATE CHANGES

     The Company's results of operations are derived from the operations of the Banks and are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Like other banks and financial institutions, the Company's interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). While management has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/Liability Management."

CREDIT RISKS

     As a financial institution, the Company is exposed to the risk that customers to whom the Banks have made loans will be unable to repay those loans according to their terms and that collateral securing such loans (if any) may not be sufficient in value to assure repayment. Credit losses could have a material adverse effect on the Company's operating results.

REGULATORY RISK

     The banking industry is heavily regulated. These regulations are primarily intended to protect depositors and the Federal Deposit Insurance Corporation ("FDIC"), not shareholders. Regulations affecting the financial institutions industry are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws affecting the Company and the Banks may be modified at any time, and new legislation affecting financial institutions may be proposed and enacted. There is no assurance that such modifications or new laws will not materially and adversely affect the business, condition or operations of the Company and the Banks. See "Supervision and Regulation."

COMPETITION

     The banking business is highly competitive. The Banks compete with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds. Many of these competitors have substantially greater resources than the Company and the Banks and offer certain services that the Company and the Banks do not currently provide. Such competitors may also have greater lending limits than the Banks. The number of competitors may increase as a result of the easing of restrictions on interstate banking effected under the Riegle-Neal Interstate Banking and Efficiency Act of 1994. In addition, non-bank competitors are generally not subject to the extensive regulations applicable to the Company and the Banks. See "Supervision and Regulation."

LIMITATION ON DIVIDENDS

     The Company's ability to pay cash dividends on the Preferred Stock and outstanding Common Stock are dependent upon the earnings of and dividends paid by the Banks. Bank regulations, state law, and the terms of current or any future loan agreements may restrict the ability of the Banks to pay dividends to the Company. See "Supervision and Regulation" and Note 15 to the Company's Consolidated Financial Statements.

LACK OF MARKET FOR THE DEPOSITARY SHARES

     There is no current market for the Depositary Shares. Although the Depositary Shares have been approved for quotation on the Nasdaq National Market, there can be no assurance that an active public market will develop or be maintained for the Depositary Shares. Stifel, Nicolaus & Company, Incorporated has informed the Company that it presently intends to make a market in the Depositary Shares, but no assurance can be given as to the liquidity of the Depositary Shares in the market. See "Market for the Shares" and "Underwriting."

ADDITIONAL PREFERRED STOCK

     The Company's Articles of Incorporation, as amended, authorize the issuance of 200,000 shares of preferred stock, no par value. The Certificate of Designation setting forth the terms of the Preferred Stock designates a total of
172,500 of such shares as    % Cumulative, Convertible Preferred Stock, Series
A, having a $100 liquidation preference per share. Additional shares of serial preferred stock may be issued in the future with rights, privileges, and preferences as may be determined by the Board of Directors of the Company. Such preferred stock may be on parity with the shares of Preferred Stock with respect to dividends, conversion, redemption, liquidation and voting rights. In addition, serial preferred stock junior to the shares of Preferred Stock with respect to dividends and liquidation may be issued with greater voting rights than shares of Preferred Stock. The shares of Preferred Stock do not have voting rights except in certain limited circumstances. See "Description of Capital Stock -- Preferred Stock."

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

     The success of the Company and the Banks is dependent to a certain extent upon the general economic conditions of the state of Michigan and the geographic markets served by the Banks. No assurance can be given that favorable economic conditions will continue to exist in such markets.

SHARES ARE NOT INSURED -- NO MANDATORY REDEMPTION

     The Depositary Shares are not insured by the Bank Insurance Fund ("BIF") or the Savings Association Insurance Fund ("SAIF") of the FDIC or by any other governmental agency. The Company is not required at any time to redeem the Depositary Shares.

                              RECENT DEVELOPMENTS

     The discussion of recent developments contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in such forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors."

     Effective September 18, 1996, Independent Bank East Michigan ("IBEM"), a subsidiary of the Company, agreed to acquire eight branch banking facilities from First of America Bank -- Michigan, National Association ("FOA Branches"). The FOA Branches are located in the thumb region of eastern Michigan, in the counties of Huron and Tuscola. Two of the FOA Branches are located in the City of Bad Axe and one each in the townships or communities of Caseville, Elkton, Kinde, Ubly, Sebewaing, and Gagetown. As of September 30, 1996, the FOA Branches had approximately $121.5 million of deposits and $21.5 million of loans. The acquisition, which is subject to regulatory approval, is expected to be consummated in December 1996, and will be supported by proceeds from this offering. See "Use of Proceeds." The real and personal property of the FOA Branches are being acquired at net book value, and IBEM will pay a loan premium of 1% on the loans to be acquired and a deposit premium of 6.875% on the deposits to be assumed. The Company anticipates amortizing the core deposit premium on a straight line basis over 12 years.

     The acquisition of the FOA Branches allows the Company to continue to expand its branch banking network and further leverage the managerial resources of the Company and IBEM. The FOA Branches are located in markets similar to those historically served by the Banks and are contiguous to the communities that are currently served by IBEM. The acquisition of the FOA Branches will assist in establishing IBEM as a prominent provider of banking services in the thumb region of eastern Michigan.

     The following pro forma financial information reflects the impact of the issuance of the Preferred Stock and the purchase of the FOA Branches as if they were acquired by IBEM as of September 30, 1996. This pro forma information is presented for informational purposes only as the purchase of the FOA Branches is not considered the acquisition of a business.

                                                                                              PRO FORMA
                                                COMPANY    FOA BRANCHES   ADJUSTMENTS         COMBINED
                                                --------   ------------   -----------         ---------
                                                                    (IN THOUSANDS)
ASSETS
Cash & due from banks.........................  $ 26,601     $ 98,954      $ (93,454)(1)(2)   $  32,101
Securities....................................   159,559            0
Loans and loans held for sale (net of
  allowance for loan losses)..................   569,087       21,546            215(2)         590,848
Intangible assets.............................     9,737            0          8,355(2)          18,092
Other assets..................................    28,168        1,581                            29,749
                                                --------     --------       --------           --------
       TOTAL ASSETS...........................  $793,152     $122,081      $                  $
                                                ========     ========       ========           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Noninterest bearing.........................  $ 68,685     $ 10,470                         $  79,155
  Savings and NOW.............................   263,841       53,398                           317,239
  Time........................................   209,255       57,613                           266,868
                                                --------     --------                          --------
       TOTAL DEPOSITS.........................   541,781      121,481                           663,262
Other borrowings..............................   190,959            0      $ (13,300)(1)        177,659
Other liabilities.............................     9,679          600                            10,279
                                                --------     --------       --------           --------
       TOTAL LIABILITIES......................   742,419      122,081        (13,300)           851,200
Shareholders' equity..........................    50,733            0               (1)
                                                --------     --------       --------           --------
       TOTAL LIABILITIES AND SHAREHOLDERS'
          EQUITY..............................  $793,152     $122,081      $                  $
                                                ========     ========       ========           ========

-------------------------
(1) To reflect the anticipated deployment of the cash proceeds from the FOA Branches and the issuance of the Preferred Stock.

(2) To reflect fair value adjustments relating to assets and liabilities recorded.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 600,000 Depositary Shares are estimated to be $
($     if the Underwriter's over-allotment option is exercised in full). The
Company will use the proceeds to increase the capital base of IBEM in contemplation of the pending acquisition of the FOA Branches. See "Capitalization." In addition, the proceeds from the offering will assist the Company in maintaining a capital leverage ratio of approximately 5.2% following the pending acquisition of the FOA Branches and the recent acquisition of North Bank Corporation, and may be used for other general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Capital Resources." Other than the pending acquisition of the FOA Branches, the Company has no current or contemplated agreements or understandings for any acquisitions. The Preferred Stock represented by the Depositary Shares is expected to qualify as Tier 1 capital under the Federal Reserve Board's Capital Adequacy Guidelines.

                        MARKET FOR THE DEPOSITARY SHARES

     The Depositary Shares have been approved for quotation on the Nasdaq National Market under the symbol IBCPP. Stifel, Nicolaus & Company, Incorporated has informed the Company that it presently intends to make a market in the Depositary Shares. There can be no assurance, however, that an active and liquid trading market will develop or, if developed, that such a market will continue. The offering price and dividend rate have been determined by negotiations among representatives of the Company and the Underwriter, and the offering price of the Depositary Shares may not be indicative of the market price following the offering. See "Underwriting."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is traded in the over-the-counter market and reported on the Nasdaq National Market under the symbol "IBCP." On September 30, 1996, Common Stock was held by approximately 1,900 shareholders of record. The following table sets forth, for the quarters indicated, the high and low closing sale prices of the Common Stock and the per share cash dividends paid in such quarters. The prices shown below are supplied by the Nasdaq and reflect interdealer prices; the prices may not include retail markups, markdowns or commissions and have been restated to reflect the Company's 1996 and 1995 five percent stock dividends. The 1996 stock dividend is payable on October 31, 1996, to shareholders of record at the close of business on October 4, 1996. There may have been transactions or quotations at higher or lower prices of which the Company is not aware.

                                                                                          DIVIDENDS
                                                                       HIGH      LOW      PER SHARE
                                                                      ------    ------    ---------
YEAR ENDED DECEMBER 31, 1994
     First Quarter.................................................   $18.00    $16.75      $ .18
     Second Quarter................................................    21.00     17.25        .18
     Third Quarter.................................................    21.25     19.25        .18
     Fourth Quarter................................................    22.75     20.50        .18
YEAR ENDED DECEMBER 31, 1995
     First quarter.................................................   $22.75    $21.50      $ .22
     Second quarter................................................    24.00     21.75        .22
     Third quarter.................................................    27.25     23.00        .22
     Fourth quarter................................................    27.25     25.25        .23
YEAR ENDING DECEMBER 31, 1996
     First quarter.................................................   $27.00    $24.75      $ .25
     Second quarter................................................    27.75     26.00        .25
     Third quarter.................................................    29.00     27.00        .25
     Fourth quarter (through October   , 1996).....................

     The Board of Directors of the Company intends to continue its present policy of paying quarterly cash dividends on the Common Stock when justified by the financial condition of the Company and the Banks. The declaration and amount of future dividends will depend on circumstances existing at the time, including the Company's earnings, financial condition and capital requirements, as well as regulatory limitations, including limitations on the ability of the Banks to pay dividends to the Company, and such other factors as the Board of Directors may deem relevant. For a discussion of the regulatory approvals necessary for the Banks to pay dividends, see "Supervision and Regulation" and Note 15 to the Company's Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth (i) the consolidated capitalization of the Company at September 30, 1996, and (ii) the consolidated capitalization of the Company on an as adjusted basis giving effect to the issuance of the Depositary Shares offered by the Company hereby and receipt by the Company of the net proceeds therefrom, as if the sale of the Depositary Shares had been consummated on September 30, 1996, and assuming the Underwriter's over-allotment option was not exercised.

                                                                             SEPTEMBER 30, 1996
                                                                           ----------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                           -------    -----------
                                                                               (IN THOUSANDS)
LONG-TERM DEBT
Total long-term debt....................................................   $ 7,500      $ 7,500
SHAREHOLDERS' EQUITY
Preferred Stock, no par value; 200,000 shares authorized, none issued and outstanding
    % Cumulative, Convertible Preferred Stock, Series A, liquidation preference $100 per share:
  150,000 shares issued and outstanding, as adjusted....................
Common Stock, par value $1.00 per share; 14,000,000 shares authorized,
  2,861,399 shares issued and outstanding...............................     2,861
Capital surplus.........................................................    24,256
Retained earnings.......................................................    23,447
Net unrealized gain on securities available for sale, net of related tax
  effect................................................................       169
                                                                           -------      -------
     Total shareholders' equity.........................................    50,733
                                                                           -------      -------
     Total capitalization...............................................   $58,233      $
                                                                           =======      =======

     The following table sets forth the consolidated capital ratios of the Company (i) at September 30, 1996, (ii) as adjusted giving effect to the issuance of the Depositary Shares offered by the Company hereby and receipt by the Company of the net proceeds therefrom (assuming the Underwriter's over-allotment option was not exercised), and (iii) pro forma as adjusted giving effect to (ii) and to the acquisition of the FOA Branches, as if both transactions had been consummated on September 30, 1996. See "Recent Developments."

                                                                          SEPTEMBER 30, 1996
                                                                ---------------------------------------
                                                                                           PRO FORMA
                                                                ACTUAL    AS ADJUSTED     AS ADJUSTED
                                                                ------    -----------    --------------
CAPITAL RATIOS
Shareholders' equity to total assets.........................    6.40%            %               %
Leverage ratio(1)(2).........................................    5.43
Risk-based capital ratios(2)
  Tier 1 capital to risk-weighted assets.....................    8.18
  Total risk-based capital to risk-weighted assets...........    9.44

-------------------------
(1) The leverage ratio is Tier 1 capital divided by the difference between quarterly average total assets less intangibles. See "Supervision and Regulation -- The Banks."

(2) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Depositary Shares, in a manner consistent with Federal Reserve Board guidelines.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below, insofar as it relates to the five years ended December 31, 1995, are derived from the audited consolidated financial statements of the Company. The data for the nine-month periods ended September 30, 1995 and 1996, have been derived from unaudited interim financial statements; however, in the opinion of the Company, such unaudited interim statements include all adjustments (consisting of normal recurring accruals) necessary to fairly present the data for such periods. The results of operations for the nine-month period ended September 30, 1996, are not necessarily indicative of results to be achieved for the full year. Such data are qualified by reference to the consolidated financial statements included elsewhere in this Prospectus or incorporated by reference and should be read in conjunction with such financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,               YEAR ENDED DECEMBER 31,
                                                                     ----------------------    -----------------------------------
                                                                       1996         1995         1995         1994        1993(1)
                                                                     ---------    ---------    ---------    ---------    ---------
                                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY RESULTS OF OPERATIONS
Interest income.....................................................  $ 42,598     $ 33,534     $ 45,982     $ 37,820     $ 34,370
Interest expense....................................................    17,548       12,881       17,900       12,585       12,305
                                                                      --------     --------     --------     --------     --------
  Net interest income...............................................    25,050       20,653       28,082       25,235       22,065
Provision for loan losses...........................................       942          477          636          473          657
                                                                      --------     --------     --------     --------     --------
  Net interest income after provision for loan losses...............    24,108       20,176       27,446       24,762       21,408
Net gains on sale of securities and real estate mortgage loans......     1,121          295          608           75        1,358
Other noninterest income............................................     2,860        2,361        3,158        3,026        2,540
Noninterest expense.................................................    19,804       15,897       21,702       19,503       17,535
                                                                      --------     --------     --------     --------     --------
  Income before federal income tax expense and extraordinary item...     8,285        6,935        9,510        8,360        7,771
Federal income tax expense..........................................     2,466        1,948        2,700        2,329        2,165
                                                                      --------     --------     --------     --------     --------
  Income before extraordinary item..................................     5,819        4,987        6,810        6,031        5,606
Extraordinary item(2)...............................................         0            0            0            0            0
                                                                      --------     --------     --------     --------     --------
    Net income......................................................  $  5,819     $  4,987     $  6,810     $  6,031     $  5,606
                                                                      ========     ========     ========     ========     ========
PER SHARE DATA(3)
Net income
  Primary...........................................................    $ 2.02       $ 1.74       $ 2.38       $ 2.09       $ 1.95
  Fully diluted.....................................................      2.02         1.74         2.38         2.09         1.95
Cash dividends declared.............................................      0.74         0.66         0.89         0.72         0.50
Book value(4).......................................................     17.73        15.81        16.56        14.12        13.57
Dividend payment ratio(5)...........................................     36.52%       37.32%       36.80%       34.62%       25.54%
Weighted average shares outstanding................................. 2,878,174    2,859,794    2,861,898    2,890,368    2,878,386
SELECTED BALANCES(4)
Assets..............................................................  $793,152     $574,988     $590,147     $516,211     $482,027
Securities(6).......................................................   149,361      116,307      115,459      130,477      136,147
Loans and loans held for sale.......................................   575,807      417,059      434,091      342,658      288,643
Allowance for loan losses...........................................     6,720        5,249        5,243        5,054        5,053
Deposits............................................................   541,781      408,526      411,624      409,471      423,620
Shareholders' equity................................................    50,733       44,906       47,025       40,311       39,049
Long-term debt......................................................     7,500            0            0            0        2,750
PERFORMANCE RATIOS(7)
Net interest margin.................................................      5.45%        5.69%        5.65%        5.88%        5.85%
Return on average equity(8).........................................     15.78        15.60        15.59        15.22        15.21
Return on average assets............................................      1.16         1.26         1.25         1.25         1.33
Efficiency ratio(9).................................................     66.39        66.24        66.22        66.55        65.27
ASSET QUALITY RATIOS(10)
Allowance for loan losses to loans(4)...............................      1.19%        1.27%        1.25%        1.50%        1.79%
Nonperforming loans to loans(4).....................................      0.61         0.78         0.61         0.84         1.14
Allowance for loan losses to nonperforming loans(4).................    194.73       164.08       204.80       178.33       157.27
Nonperforming assets to total loans(4)..............................      0.78         0.99         0.79         1.25         2.08
Net loan losses to average loans(7).................................      0.11         0.10         0.12         0.16         0.15
CAPITAL RATIOS
Average equity to average assets....................................      7.32%        8.04%        8.04%        8.22%        8.72%
Tier 1 risk-based capital ratio(4)..................................      8.18        11.22        11.49        11.90        13.86
Total risk-based capital ratio(4)...................................      9.44        12.48        12.75        13.03        15.13
Leverage ratio(4)...................................................      5.23         7.42         7.58         7.40         7.61
RATIO OF EARNINGS TO FIXED CHARGES(11)
Including interest on deposits......................................      1.47x        1.54x        1.53x        1.66x        1.63x
Excluding interest on deposits......................................      2.39         2.88         2.75         6.60        28.95


                                                                       1992(1)      1991(1)
                                                                      ---------    ---------
                                                         (Dollars in Thousands, Except per Share Amounts)
SUMMARY RESULTS OF OPERATIONS
Interest income.....................................................   $ 36,465     $ 39,175
Interest expense....................................................     15,150       20,538
                                                                       --------     --------
  Net interest income...............................................     21,315       18,637
Provision for loan losses...........................................      1,225        1,013
                                                                       --------     --------
  Net interest income after provision for loan losses...............     20,090       17,624
Net gains on sale of securities and real estate mortgage loans......        324           48
Other noninterest income............................................      2,418        2,373
Noninterest expense.................................................     15,703       14,323
                                                                       --------     --------
  Income before federal income tax expense and extraordinary item...      7,129        5,722
Federal income tax expense..........................................      2,020        1,619
                                                                       --------     --------
  Income before extraordinary item..................................      5,109        4,103
Extraordinary item(2)...............................................          0           85
                                                                       --------     --------
    Net income......................................................   $  5,109     $  4,018
                                                                       ========     ========
PER SHARE DATA(3)
Net income
  Primary...........................................................     $ 1.78       $ 1.52
  Fully diluted.....................................................       1.78         1.38
Cash dividends declared.............................................       0.44         0.39
Book value(4).......................................................      12.08        10.72
Dividend payment ratio(5)...........................................      24.13%       26.53%
Weighted average shares outstanding.................................  2,865,902    2,980,657
SELECTED BALANCES(4)
Assets..............................................................   $403,125     $406,469
Securities(6).......................................................     99,798       93,008
Loans and loans held for sale.......................................    261,634      275,144
Allowance for loan losses...........................................      4,023        3,784
Deposits............................................................    358,874      364,431
Shareholders' equity................................................     34,467       30,327
Long-term debt......................................................          0        1,287
PERFORMANCE RATIOS(7)
Net interest margin.................................................       5.88%        5.20%
Return on average equity(8).........................................      15.88        13.56
Return on average assets............................................       1.26         1.00
Efficiency ratio(9).................................................      63.06        65.80
ASSET QUALITY RATIOS(10)
Allowance for loan losses to loans(4)...............................       1.58%        1.38%
Nonperforming loans to loans(4).....................................       1.24         1.74
Allowance for loan losses to nonperforming loans(4).................     126.75        78.90
Nonperforming assets to total loans(4)..............................       1.99         2.17
Net loan losses to average loans(7).................................       0.37         0.30
CAPITAL RATIOS
Average equity to average assets....................................       7.94%        6.82%
Tier 1 risk-based capital ratio(4)..................................      14.03        11.90
Total risk-based capital ratio(4)...................................      15.29        12.56
Leverage ratio(4)...................................................       8.05         6.88
RATIO OF EARNINGS TO FIXED CHARGES(11)
Including interest on deposits......................................       1.47x        1.28x
Excluding interest on deposits......................................      25.25        10.23

-------------------------
 (1) Restated to reflect an acquisition accounted for as a pooling of interests. See Note 2 to the Company's Consolidated Financial Statements.
 (2) The cost, net of related taxes, associated with the early retirement of debt in 1991 is reported as an extraordinary item.
 (3) Per share data has been adjusted to give retroactive effect to 5% stock dividends in 1996 and 1995.
 (4) At period end.
 (5) For 1991, Common Stock cash dividends as a percentage of net income adjusted for preferred stock dividends.
 (6) Includes securities available for sale.
 (7) Ratios for the nine-month periods are annualized.
 (8) For 1991, net income to average common equity has been computed by dividing net income, after deducting dividends on preferred stock then outstanding by average common equity.
 (9) Efficiency ratio equals noninterest expense divided by the sum of tax equivalent net interest income, net gains on the sale of securities and loans and other noninterest income.
(10) Loans exclude loans held for sale.
(11) Earnings consist of income before federal income tax plus interest expense. Fixed charges consist of interest expense. The Company does not currently have any preferred stock outstanding.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     Management's discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in such forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors."

     The following presents management's discussion and analysis of the Company's consolidated financial condition and results of operations as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the accompanying notes, and other financial data appearing elsewhere in this Prospectus.

OVERVIEW

     Over the past five years, the Company has experienced a significant growth in its assets while at the same time retaining a net interest margin that has exceeded 5% of average earning assets. Since December 31, 1990, total assets have increased by 119% to $793.2 million at September 30, 1996. During this same time period, the Company's average return on equity exceeded 15%. Earnings per share have grown by a compounded annual rate of 14.6% to $2.38 for the year ended December 31, 1995, from $1.38 for the year ended December 31, 1991. Earnings per share for the nine months ended September 30, 1996, totaled $2.02, an increase of 16.1% from earnings of $1.74 per share for the first nine months of 1995.

     Acquisitions of other banks and bank branches accounted for approximately 59% of the $430.7 million increase in total assets from December 31, 1990, to September 30, 1996. Effective May 31, 1996, the Company acquired North Bank Corporation ("NBC") in exchange for cash consideration totaling $15.8 million. On the effective date of that transaction ("NBC Acquisition"), NBC's assets and shareholders' equity totaled $152.0 million and $9.5 million, respectively, and the Company recorded goodwill totaling $7.5 million.

     On March 7, 1994, the Company acquired KSB Financial, Inc. ("KSB") in exchange for the Company's Common Stock having an aggregate value of $4.4 million. The transaction ("KSB Acquisition") was accounted for as a pooling of interests and, at the effective date of the transaction, KSB's assets and shareholder equity totaled $37.2 million and $2.8 million, respectively. During 1993, the Company acquired American Home Bank and Pioneer Bank ("1993 Acquisitions") in exchange for cash consideration totaling $7.1 million. On the effective date of these transactions, aggregate assets and shareholders' equity totaled $66.7 million and $6.6 million, respectively, and the Company recorded goodwill totaling approximately $500,000.

     The Banks' ability to originate and fund rate-sensitive loans with other borrowings has also provided an opportunity to profitably deploy the capital generated by the retention of earnings ("Alternate Loan Funding Strategy"). Other borrowings and federal funds purchased totaled $191.0 million at September 30, 1996, compared to $14.1 million at December 31, 1993. The use of non-deposit sources of funds is structured to complement the Banks' interest-rate risk profile, and the cost of such borrowings is a principal consideration in the Banks' loan and deposit pricing.

RESULTS OF OPERATIONS

     SUMMARY. Net income increased by 16.7% to $5.8 million during the nine months ended September 30, 1996, from $5.0 million during the comparable period of 1995. Earnings per share during those periods were equal to $2.02 and $1.74 in 1996 and 1995, respectively. During 1995, net income increased by 12.9% to a record $6.8 million or $2.38 per share. A year earlier, net income increased by 7.6% to $6.0 million, equal to $2.09 per share, from $5.6 million or $1.95 per share in 1993.

     The increases in net income principally reflect increases in average earning assets that resulted from the acquisition of banks as well as the successful implementation of the Alternate Loan Funding Strategy. Average earning assets grew by 61.6% to $634.1 million during the first nine month period of 1996 from $392.4 million for the year ended December 31, 1993. Over that same period, the Company's annualized net interest income increased by 51.6% to $33.5 million in 1996 from $22.1 million in 1993. In addition to an increase in the absolute level of average earning assets since 1993, the mix of average earning assets has shifted toward higher yielding loans from other earning assets. During the nine months ended September 30, 1996, loans comprised 76.6% of total average earning assets, up from 66.1% for the year ended December 31, 1993.

     As a result of the Banks' ability to generate loans, principally single family residential real estate mortgage loans, average earning assets increased by 26.5% to $634.1 million during the nine-month period in 1996, from $501.3 million during the comparable period in 1995, and by 15.1% to $513.4 million during 1995, from $446.0 million in 1994. During those respective periods, net interest income increased by 21.3% and 11.3%. The recent NBC Acquisition also contributed to the increase in average earning assets and net interest income during 1996.

                             KEY PERFORMANCE RATIOS

                                                             NINE MONTHS
                                                                ENDED               YEAR ENDED
                                                            SEPTEMBER 30,          DECEMBER 31,
                                                            --------------    -----------------------
                                                            1996     1995     1995     1994     1993
                                                            -----    -----    -----    -----    -----
Return on
  Average assets.........................................    1.16%    1.26%    1.25%    1.25%    1.33%
  Average common equity..................................   15.78    15.60    15.59    15.22    15.21
Income per common share(1)...............................   $2.02    $1.74    $2.38    $2.09    $1.95

-------------------------
(1) Adjusted to give retroactive effect to 5% stock dividends in 1996 and 1995.

     The increase in the Company's return on average equity, relative to its return on average assets, reflects management's efforts to profitably maintain or enhance financial leverage within management's established risk parameters. As a result of the NBC Acquisition and the Alternate Loan Funding Strategy, the Company's leverage ratio (average assets divided by average equity) increased to
13.66 during the nine months ended September 30, 1996. During 1995, the leverage ratio was equal to 12.44, compared to 12.16 and 11.47 in 1994 and 1993, respectively.

     NET INTEREST INCOME. Tax equivalent net interest income increased by 21.1% to $25.9 million during the nine months ended September 30, 1996, from $21.3 million during the comparable period a year earlier. The increase principally reflects the $132.9 million increase in average earning assets generated by the Alternate Loan Funding Strategy and the NBC Acquisition. Tax equivalent net interest income as a percent of average earning assets declined to 5.45% during the nine months ended September 30, 1996, from 5.69% during the comparable period in 1995. Management attributes a portion of the 24 basis point decline to the cost of non-deposit funds that were used to implement the Alternate Loan Funding Strategy. The interest paid on unsecured borrowings that were used to fund the NBC Acquisition offset a portion of the increase in tax equivalent net interest income.

     The following table sets forth the average balance, the interest earned or paid thereon and the effective interest rate for each major category of interest-earning assets and interest-bearing liabilities for the nine months ended September 30, 1996 and 1995.

                   AVERAGE BALANCES AND TAX EQUIVALENT RATES

                                                        NINE MONTHS ENDED SEPTEMBER 30,
                                 ------------------------------------------------------------------------------
                                                 1996                                     1995
                                 -------------------------------------    -------------------------------------
                                 AVERAGE                                  AVERAGE
                                 BALANCE     INTEREST    YIELD/COST(3)    BALANCE     INTEREST    YIELD/COST(3)
                                 --------    --------    -------------    --------    --------    -------------
                                                             (DOLLARS IN THOUSANDS)
ASSETS
Loans -- all domestic(1)(2)....  $485,407    $ 35,367         9.73%       $369,777    $ 27,225         9.84%
Taxable securities.............    98,326       4,873         6.62          95,985       4,572         6.37
Tax-exempt securities(2).......    37,618       2,522         8.96          30,315       2,163         9.54
Other investments..............    12,777         636         6.65           5,197         264         6.79
                                 --------     -------                     --------     -------
  Interest earning assets......   634,128      43,398         9.14         501,274      34,224         9.13
                                              -------                                  -------
Cash and due from banks........    19,792                                   15,944
Other assets, net..............    18,913                                   14,046
                                 --------                                 --------
     Total assets..............  $672,833                                 $531,355
                                 ========                                 ========
LIABILITIES
Savings and NOW................  $242,641       4,484         2.47        $219,985       4,227         2.57
Time deposits..................   178,671       7,114         5.32         138,871       4,966         4.78
Long-term debt.................     4,518         241         7.13
Other borrowings...............   133,447       5,709         5.72          80,178       3,688         6.15
                                 --------     -------                     --------     -------
  Interest bearing
     liabilities...............   559,277      17,548         4.19         439,034      12,881         3.92
                                              -------                                  -------
Demand deposits................    56,687                                   44,022
Other liabilities..............     7,603                                    5,559
Shareholders' equity...........    49,266                                   42,740
                                 --------                                 --------
     Total liabilities and
       shareholders' equity....  $672,833                                 $531,355
                                 ========                                 ========
     Net interest income.......              $ 25,850                                 $ 21,343
                                              =======                                  =======
     Net interest income as a
       percent of earning
       assets..................                               5.45%                                    5.69%
                                                              ====                                     ====

-------------------------
(1) Interest on loans includes net origination fees totaling $2.4 million and $2.0 million for the nine-month periods in 1996 and 1995, respectively.

(2) Interest on tax-exempt securities has been adjusted to reflect preferential taxation. The adjustment assumes a marginal tax rate of 34% for each of the nine-month periods.

(3) Interest income and expense for the nine-month periods have been annualized.

     Tax equivalent net interest income increased by 10.7% to $29.0 million during 1995 and by 14.1% to $26.2 million in 1994. Such increases reflect double-digit percentage increases in average earning assets during those periods. Average earning assets increased by 15.1% to $513.4 million during 1995, and by 13.6% to $446.0 million during 1994. The Alternate Loan Funding Strategy accounted for approximately 90% of the $67.4 million increase in average earning assets during 1995, while the 1993 Acquisitions accounted for approximately 70% of the $53.5 million increase in average earning assets for the prior year.

     The following table sets forth the average balance, the interest earned or paid thereon and the effective interest rate for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 1995, 1994 and 1993.

                   AVERAGE BALANCES AND TAX EQUIVALENT RATES

                                                               YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------------------------------
                                          1995                           1994                           1993
                              ----------------------------   ----------------------------   ----------------------------
                              AVERAGE               YIELD/   AVERAGE               YIELD/   AVERAGE               YIELD/
                              BALANCE    INTEREST    COST    BALANCE    INTEREST    COST    BALANCE    INTEREST    COST
                              --------   --------   ------   --------   --------   ------   --------   --------   ------
                                                                (DOLLARS IN THOUSANDS)
ASSETS
Loans -- all
  domestic(1)(2)............  $382,644   $ 37,654    9.84%   $294,968   $ 28,936    9.81%   $259,334   $ 26,001   10.03 %
Taxable securities..........    93,064      5,919    6.36     108,905      6,537    6.00      88,869      5,976    6.73
Tax-exempt securities(2)....    31,516      2,914    9.25      29,763      2,857    9.60      28,881      2,761    9.56
Other investments...........     6,153        421    6.84      12,335        460    3.73      15,359        535    3.48
                              --------    -------            --------    -------            --------    -------
  Interest earning assets...   513,377     46,908    9.14     445,971     38,790    8.70     392,443     35,273    8.99
                                          -------                        -------                        -------
Cash and due from banks.....    16,091                         14,359                         13,996
Other assets, net...........    14,115                         21,491                         16,226
                              --------                       --------                       --------
      Total assets..........  $543,583                       $481,821                       $422,665
                              ========                       ========                       ========
LIABILITIES
Savings and NOW.............  $217,721      5,515    2.53    $213,590      4,819    2.26    $185,419      4,887    2.64
Time deposits...............   141,292      6,955    4.92     150,036      6,273    4.18     150,536      7,140    4.74
Long-term debt..............                                    2,195        120    5.47         525         28    5.33
Other borrowings............    89,048      5,430    6.10      28,481      1,373    4.82       8,010        250    3.12
                              --------    -------            --------    -------            --------    -------
  Interest bearing
    liabilities.............   448,061     17,900    4.00     394,302     12,585    3.19     344,490     12,305    3.57
                                          -------                        -------                        -------
Demand deposits.............    46,539                         41,910                         37,426
Other liabilities...........     5,296                          5,989                          3,900
Shareholders' equity........    43,687                         39,620                         36,849
                              --------                       --------                       --------
      Total liabilities and
         shareholders'
         equity.............  $543,583                       $481,821                       $422,665
                              ========                       ========                       ========
      Net interest income...             $ 29,008                       $ 26,205                       $ 22,968
                                          =======                        =======                        =======
      Net interest income as
         a percent of
         earning
         assets.............                         5.65%                          5.88%                          5.85 %

-------------------------
(1) Interest on loans includes net origination fees totaling $2.7 million, $2.6 million, and $2.2 million in 1995, 1994, and 1993, respectively.

(2) Interest on tax-exempt securities has been adjusted to reflect preferential taxation. The adjustment assumes a marginal tax rate of 34% for each of the three years. For purposes of analysis, tax-exempt loans are included in tax-exempt securities.

     Tax equivalent net interest income was equal to 5.65% of average earning assets during 1995 compared to 5.88% and 5.85% in 1994 and 1993, respectively. Management attributes the 23 basis point decline during 1995 to the average cost of other borrowings utilized to fund its Alternate Loan Funding Strategy. In view of the respective contributions to net income and the Company's return on average equity, management believes that its Alternate Loan Funding Strategy is consistent with its goal to profitably deploy capital.

     The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by the prior period's rate); and (ii) changes in rates (change in rate multiplied by the prior period's volume).

                  CHANGE IN TAX EQUIVALENT NET INTEREST INCOME

                                                                                      YEAR ENDED DECEMBER 31,
                                       NINE MONTHS ENDED          ---------------------------------------------------------------
                                         SEPTEMBER 30,
                                     1996 COMPARED TO 1995            1995 COMPARED TO 1994             1994 COMPARED TO 1993
                                  ---------------------------     -----------------------------     -----------------------------
                                  VOLUME     RATE       NET       VOLUME      RATE        NET       VOLUME      RATE        NET
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
                                                                      (DOLLARS IN THOUSANDS)
Increase (decrease) in
 interest income(1)
 Loans -- all domestic........    $8,428     $(286)    $8,142     $8,627     $    91     $8,718     $3,506     $  (571)    $2,935
 Taxable securities...........      113        188        301      (991)         373       (618)    1,255         (694)       561
 Tax-exempt securities(2).....      496       (137)       359       165         (108)        57        85           11         96
 Other investments............      377         (5)       372      (303)         264        (39)     (111 )         36        (75)
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
     Total interest income....    9,414       (240)     9,174     7,498          620      8,118     4,735       (1,218)     3,517
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
Increase (decrease) in
 interest expense
 Savings and NOW..............      423       (166)       257        95          601        696       688         (756)       (68)
 Time deposits................    1,539        609      2,148      (382)       1,064        682       (24)        (843)      (867)
 Long-term debt...............      241          0        241      (120)           0       (120)       91            1         92
 Other borrowings.............    2,295       (274)     2,021     3,594          463      4,057       930          193      1,123
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
     Total interest expense...    4,498        169      4,667     3,187        2,128      5,315     1,685       (1,405)       280
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
     Net interest income......    $4,916     $(409)    $4,507     $4,311     $(1,508)    $2,803     $3,050     $   187     $3,237
                                  ======     =====     ======     ======     =======     ======     ======     =======     ======

-------------------------
(1) The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship to the absolute dollar amounts of change in each.

(2) Interest on tax exempt securities has been adjusted to reflect preferential taxation. The adjustment assumes a marginal tax rate of 34% for each of the three years.

     The following table sets forth the composition of average interest-earning assets and interest-bearing liabilities as a percent of average total interest-earning assets for each of the periods indicated.

     COMPOSITION OF AVERAGE EARNING ASSETS AND INTEREST PAYING LIABILITIES

                                                                               NINE MONTHS
                                                                                  ENDED
                                                                              SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                                                            -----------------     ----------------------------
                                                                             1996       1995       1995       1994       1993
                                                                            ------     ------     ------     ------     ------
As a percent of average earning assets
 Loans -- all domestic..................................................     76.55%     73.77%     74.53%     66.14%     66.08%
 Other earning assets...................................................     23.45      26.23      25.47      33.86      33.92
                                                                            ------     ------     ------     ------     ------
     Average earning assets.............................................    100.00%    100.00%    100.00%    100.00%    100.00%
                                                                            ======     ======     ======     ======     ======
 Savings and NOW........................................................     38.26%     43.89%     42.41%     47.89%     47.25%
 Time deposits..........................................................     28.18      27.70      27.52      33.64      38.36
 Other borrowings and long-term debt....................................     21.76      16.00      17.35       6.88       2.17
                                                                            ------     ------     ------     ------     ------
     Average interest bearing liabilities...............................     88.20%     87.59%     87.28%     88.41%     87.78%
                                                                            ======     ======     ======     ======     ======
Earning asset ratio.....................................................     94.25%     94.34%     94.44%     92.56%     92.85%
Free-funds ratio(1).....................................................     11.80      12.41      12.72      11.59      12.22

-------------------------
(1) Represents the percentage of average earning assets that are funded by non-interest bearing liabilities and capital.

     Increases in loans as a percent of average earning assets has had a favorable impact on tax equivalent net interest income as a percent of average earning assets. For the first nine months of 1996 and 1995, loans were equal to approximately 76.6% and 73.8% of average earning assets, respectively. Loans were equal to approximately 74.5% of average earning assets in 1995 and 66.1% in both 1994 and 1993. Management expects that the consummation of the pending acquisition of the FOA Branches will initially reduce loans as a percent of average earning assets and will have a corresponding negative impact on the Company's tax equivalent net interest income as a percent of average earning assets. Over time, management expects to reinvest the assets into loans following consummation of the transaction.

     PROVISION FOR LOAN LOSSES. In addition to a subjective analysis of general and local economic conditions, management's assessment of the allowance for loan losses is based upon the amount and composition of loan balances, a systematic review of specific credits and historical loss experience, as well as the absolute level of nonperforming and impaired loans.

     The provision for loan losses totaled $942,000 during the nine months ended September 30, 1996. The increase from $477,000 during the comparable period in 1995 resulted from the application of management's allocation methodology (as described above) to the loans associated with the NBC Acquisition and the increase in loans, excluding loans held for sale ("Portfolio Loans").

     The provision for loan losses totaled $636,000 in 1995, compared to $473,000 in 1994 and $657,000 in 1993. Increases in the provision during 1995 principally reflect the increase in Portfolio Loans. The decrease in the provision during 1994 reflects a subsequent decline in substandard assets that had been acquired as a result of the 1993 Acquisitions and the KSB Acquisition in 1994, and the corresponding increase in the unallocated portion of the allowance for loan losses.

     NONINTEREST INCOME. Noninterest income increased by 49.9% during the nine-months ended September 30, 1996, from $2.7 million during the comparable period in 1995. The increase reflects increases in net gains on the sale of real estate mortgage loans, as well as increases in service charges on deposit accounts and other income.

     Noninterest income totaled $3.8 million in 1995 compared to $3.1 million and $3.9 million in 1994 and 1993, respectively. The increase in net gains on real estate mortgage loans accounted for approximately 72% of the $665,000 increase in noninterest income during 1995. A year earlier, a decline in net gains on the sale of such loans and net losses on the sale of securities available for sale accounted for the $797,000 decrease in noninterest income.

     The following table sets forth the principal components of noninterest income for each of the periods indicated.

                               NONINTEREST INCOME

                                                         NINE MONTHS
                                                            ENDED
                                                        SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                                                       ----------------    --------------------------
                                                        1996      1995      1995      1994      1993
                                                       ------    ------    ------    ------    ------
                                                                       (IN THOUSANDS)
Service charges on deposit accounts.................   $1,641    $1,439    $1,919    $1,892    $1,589
Net gains (losses) on asset sales
  Real estate mortgage loans........................    1,251       405       728       249       721
  Securities........................................     (130)     (110)     (120)     (174)      637
Real estate mortgage loan servicing.................      299       273       371       335       217
PrimeVest commission................................       82        55        73       120       139
Other...............................................      838       594       795       679       595
                                                       ------    ------    ------    ------    ------
     Total noninterest income.......................   $3,981    $2,656    $3,766    $3,101    $3,898
                                                       ======    ======    ======    ======    ======

     Service charges on deposit accounts, the largest component of noninterest income, totaled $1.6 million and $1.4 million during the nine months ended September 30, 1996 and 1995, respectively. The $202,000 increase in service charges reflects the NBC Acquisition. During 1995, such service charges totaled $1.9 million, essentially unchanged from 1994. The $303,000 increase to $1.9 million in 1994 from $1.6 million in 1993, principally reflects the impact of the 1993 Acquisitions.

     Net gains on the sale of real estate mortgage loans totaled $1.3 million and $405,000 during the nine months ended September 30, 1996 and 1995, respectively. Such gains totaled $728,000 in 1995, compared to $249,000 in 1994 and $721,000 in 1993.

     Although the majority of the 209% increase in net gains on the sale of real estate loans during 1996 reflects favorable economic conditions and an increase in loans sold, management attributes 45% of the increase to the impact of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS #122"), and the increased sale of related servicing rights. See "Statements of Financial Accounting Standards."

     In addition to an increase in loans sold, the 192% increase during 1995 reflects an increase in net gains as a percent of real estate mortgage loans sold. The overall decline in net gains during 1994 reflects the combined effects of a decrease in loans sold as well as a decrease in net gains as a percent of loans sold.

     The following table sets forth certain information with respect to the origination and sale of real estate mortgage loans, including the net gains recognized on the sale of such loans.

              NET GAINS ON THE SALE OF REAL ESTATE MORTGAGE LOANS

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                          ---------------------     --------------------------------
                                            1996         1995         1995        1994        1993
                                          --------     --------     --------     -------     -------
                                                            (DOLLARS IN THOUSANDS)
Real estate mortgage loan
  originations.........................   $166,100     $118,100     $163,500     $97,800     $80,200
Real estate mortgage loan sales........     80,000       33,400       52,000      38,100      50,100
Real estate mortgage loan servicing
  rights sold..........................     28,800       11,900       19,700       1,500         500
Net gains on the sale of real estate
  mortgage loans.......................      1,251          405          728         249         721
Net gains as a percent of real estate
  mortgage loan sales..................       1.56%        1.21%        1.40%       0.65%       1.44%

     Consistent with management's desire to maintain profitable leverage, the Banks continue to retain rate-sensitive real estate mortgage loans and sell the majority of fixed-rate obligations. See "Financial Condition -- Asset/Liability Management." Accordingly, the volume of loans sold is dependent upon the Banks' ability to sustain or increase the origination of real estate mortgage loans as well as consumer demand for fixed-rate loans. Net gains on the sale of such loans are also dependent upon economic and competitive factors as well as the Banks' ability to effectively manage exposure to changes in interest rates.

     To maintain customer relationships, the Banks have historically retained servicing rights on real estate mortgage loans sold. During the nine months ended 1996 and the year ended 1995, however, the Banks sold the related servicing rights on $28.8 million and $19.7 million, respectively, of real estate mortgage loans, principally loans underwritten pursuant to government guarantees and loans that have been originated in markets that are not served by the Banks' branch networks.

     The Company realized net losses of $130,000 and $110,000 on the sale of securities available for sale during the nine months ended September 30, 1996 and 1995, respectively. The Company also realized net losses of $120,000 in 1995 and $174,000 in 1994 compared to net gains of $637,000 in 1993. Future gains and losses will be dependent upon the Banks' asset/liability management needs as well as the slope of the yield curve, the level of interest rates and other pertinent factors. See "Financial Condition -- Asset/Liability Management."

     NONINTEREST EXPENSE. Noninterest expense totaled $19.8 million and $15.9 million during the nine months ended September 30, 1996 and 1995, respectively. Noninterest expense totaled $21.7 million in 1995 compared to $19.5 million in 1994 and $17.5 million in 1993. Salaries and benefits are the largest component of noninterest expense and account for the majority of the increase in total noninterest expense. A reduction in FDIC insurance assessments, however, limited the increase in total noninterest expense.

     The following table sets forth the principal components of noninterest expense for each of the periods indicated.

                              NONINTEREST EXPENSE

                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                                  ------------------    -----------------------------
                                                   1996       1995       1995       1994       1993
                                                  -------    -------    -------    -------    -------
                                                                    (IN THOUSANDS)
Salaries.......................................   $ 7,450    $ 5,887    $ 8,005    $ 7,817    $ 6,593
Performance-based compensation and benefits....     2,280      1,703      2,351      1,052      1,182
Other benefits.................................     1,674      1,313      1,807      1,693      1,541
                                                  -------    -------    -------    -------    -------
     Total salaries and benefits...............    11,404      8,903     12,163     10,562      9,316
Occupancy, net.................................     1,458      1,135      1,548      1,392      1,237
Furniture and fixtures.........................     1,337        975      1,345      1,248        968
Loan and collection............................       396        748      1,030        626        724
Deposit insurance..............................        92        454        499        966        858
Other..........................................     5,117      3,682      5,117      4,709      4,432
                                                  -------    -------    -------    -------    -------
     Total noninterest expense.................   $19,804    $15,897    $21,702    $19,503    $17,535
                                                  =======    =======    =======    =======    =======

     The Company and the Banks maintain compensation policies and practices that are intended to provide incentives for superior performance and align the interests of officers and employees with those of the Company's shareholders. Such "pay for performance" compensation plans include annual cash performance awards, the Employee Stock Ownership Plan, the Employee Stock Option Plan and the Incentive Share Grant Plan. Including commissions relating to the origination of real estate mortgage loans, aggregate performance-based compensation accounts for approximately 23% of the $2.5 million increase in salaries and benefits during the nine months ended September 30, 1996, and approximately 81% of the $1.6 million increase during 1995.

     The NBC Acquisition and the 1993 Acquisitions also had a substantive impact on salaries and benefits as well as total noninterest expense. Management estimates that the NBC Acquisition accounted for 33% and 45% of the increase in salaries and benefits and total noninterest expense, respectively, during the nine months ended September 30, 1996. During 1994, all of the increase in salaries and benefits and 90% of the increase in total noninterest expense can be attributed to the 1993 Acquisitions.

     Costs associated with new branch facilities, a write down of other real estate as well as the introduction of the "EZ Money" check card and related ATM conversions have also contributed to the increases in total noninterest expense during the nine months ended September 30, 1996. Costs associated with the new loan production offices or otherwise relating to the origination of real estate mortgage loans contributed to the increase in occupancy, furniture and fixtures and other noninterest expense during 1995. Environmental remediation costs associated with two foreclosed properties also contributed approximately $200,000 to the increase in noninterest expense. These remediation costs were covered under the Michigan Underground Storage Tank Financial Assurance Fund ("MUSTFA"). MUSTFA announced that it was unable to fund all claims, however, and the Company has provided for all remaining remediation costs as estimated by environmental engineers.

FINANCIAL CONDITION

     SUMMARY. The Banks have committed significant resources to loan origination efforts, including two new loan production offices during the second quarter of 1995. Portfolio Loans totaled $565.4 million at September 30, 1996, compared to $418.0 million and $336.7 million at December 31, 1995 and 1994, respectively. Excluding the impact of the NBC Acquisition, rate-sensitive real estate mortgage loans accounted for approximately 67% and 72% of the increase in Portfolio Loans during the first nine months of 1996 and for all of 1995, respectively.

     In addition to the proceeds from security sales and maturities, the Banks have relied on other borrowings to fund the increase in Portfolio Loans. The use of such non-deposit funds, principally advances from the FHLB, complements the Banks' core deposits and may further assist the Banks' efforts to manage their exposure to changes in interest rates. See "-- Asset/Liability Management." Such advances totaled $131.0 million at September 30, 1996, compared to $103.0 million and $40.0 million at December 31, 1995 and 1994, respectively.

     SECURITIES. The Banks maintain diversified securities portfolios that include obligations of the U.S. Treasury and government-sponsored agencies as well as securities issued by states and political subdivisions and mortgage-backed securities. Securities available for sale are carried at fair value and unrealized gains and losses, after consideration of applicable federal income taxes, are recognized as a separate component of shareholders' equity.

     Management has the intent and the Banks have the ability to hold other securities to maturity. These securities are carried at amortized cost without adjustment for unrealized gains or losses. Although there are no current plans to sell securities, management continues to evaluate the Banks' asset/liability management needs and attempts to maintain a portfolio structure that will improve earnings while maintaining sufficient liquidity and cash flow to fund loans.

     The following tables set forth the book value of securities at the specified dates and certain information with respect to the securities portfolios, including gross unrealized gains and losses.

                                   SECURITIES

                                                                                DECEMBER 31,
                                                      SEPTEMBER 30,    ------------------------------
                                                          1996          1995       1994        1993
                                                      -------------    -------    -------    --------
                                                                      (IN THOUSANDS)
AVAILABLE FOR SALE
U.S. Treasury.......................................    $  22,433      $23,272    $34,724    $ 30,330
U.S. Government agencies............................       21,205        6,623          0           0
States and political subdivisions...................       18,669        9,290          0           0
Mortgage-backed securities..........................       56,487       37,722     11,684           0
Other securities....................................        3,693       10,646      6,348           0
                                                         --------      -------    -------    --------
     Total..........................................    $ 122,487      $87,553    $52,756    $ 30,330
                                                         ========      =======    =======    ========
HELD TO MATURITY
U.S. Treasury.......................................    $       0      $     0    $ 5,738    $ 29,385
U.S. Government agencies............................        1,485        2,559     11,004       6,601
States and political subdivisions...................       20,137       20,142     27,240      27,241
Mortgage-backed securities..........................        3,865        4,487     26,545      35,295
Other Securities....................................        1,387          718      7,194       7,295
                                                         --------      -------    -------    --------
     Total..........................................    $  26,874      $27,906    $77,721    $105,817
                                                         ========      =======    =======    ========

                                                                           UNREALIZED
                                                           AMORTIZED    ----------------      FAIR
                                                             COST       GAINS     LOSSES     VALUE
                                                           ---------    ------    ------    --------
                                                                        (IN THOUSANDS)
SECURITIES AVAILABLE FOR SALE
September 30, 1996......................................   $ 122,231    $  980    $  724    $122,487
December 31, 1995.......................................      86,471     1,538       456      87,553
December 31, 1994.......................................      55,968         0     3,212      52,756
December 31, 1993.......................................      30,330       120         0      30,450
SECURITIES HELD TO MATURITY
September 30, 1996......................................   $  26,874    $  891    $   67    $ 27,698
December 31, 1995.......................................      27,906     1,157        32      29,031
December 31, 1994.......................................      77,721       976     1,247      77,450
December 31, 1993.......................................     107,261     4,386       472     111,175

     The following table sets forth certain information with respect to the proceeds from the sale of securities available for sale, including related realized gains and losses.

            PROCEEDS FROM THE SALE OF SECURITIES AVAILABLE FOR SALE

                                                                                       REALIZED
                                                                                    ---------------
                                                                        PROCEEDS    GAINS    LOSSES
                                                                        --------    -----    ------
                                                                              (IN THOUSANDS)
NINE MONTHS ENDED
September 30, 1996...................................................   $ 15,907    $  44     $174
September 30, 1995...................................................     13,152        7      117
YEAR ENDED
December 31, 1995....................................................   $ 14,054    $   8     $128
December 31, 1994....................................................     28,384      228      402
December 31, 1993....................................................     34,341      658       27

     LOAN PORTFOLIOS. Management believes that the stable and diversified economies of the Banks' principal markets provide attractive lending opportunities. In addition to the communities served by the Banks' branch networks and loan production offices, the principal lending markets include nearby communities and metropolitan areas. Subject to established underwriting criteria, the Banks may also participate in commercial lending transactions with certain non-affiliated banks and purchase real estate mortgage loans from third-party originators.

     Management believes that its decentralized structure provides the Banks with important advantages in serving the needs of its principal lending markets. Although the management and Board of Directors of each of the Banks retain authority and responsibility for all credit decisions, each of the Banks has adopted uniform underwriting standards. The Company's loan committee and the centralization of credit services promote compliance with these underwriting standards and provide internal controls that are consistent with the needs of a decentralized management structure. The Company's centralized credit services, which include credit analysis and commercial loan review, also provide economies of scale. The centralization of retail loan services further provides for consistent service quality and facilitates compliance with applicable consumer protection laws and regulations.

     The following table sets forth the principal components of Portfolio Loans at the dates indicated.

                           LOAN PORTFOLIO COMPOSITION

                                                                               DECEMBER 31,
                                                                -------------------------------------------
                                        SEPTEMBER 30, 1996             1995                    1994
                                        -------------------     -------------------     -------------------
                                         AMOUNT     PERCENT      AMOUNT     PERCENT      AMOUNT     PERCENT
                                        --------    -------     --------    -------     --------    -------
                                                              (DOLLARS IN THOUSANDS)
Real estate
  Residential first mortgages........   $263,224      46.6%     $211,690      50.6%     $158,432      47.1%
  Residential home equity............     31,528       5.6        19,733       4.7        17,704       5.3
  Construction and land
     development.....................     46,350       8.2        29,328       7.0        27,289       8.1
  Other..............................     84,428      14.9        56,675      13.6        44,982      13.4
Consumer.............................     92,137      16.3        64,821      15.5        49,075      14.6
Commercial...........................     31,534       5.6        23,403       5.6        23,388       6.9
Agricultural.........................     16,217       2.8        12,394       3.0        15,855       4.6
                                        --------     -----      --------     -----      --------     -----
     Total loans.....................   $565,418     100.0%     $418,044     100.0%     $336,725     100.0%
                                        ========     =====      ========     =====      ========     =====

     The following table sets forth the principal components of nonperforming assets at the dates indicated.

                              NONPERFORMING ASSETS

                                                                                   DECEMBER 31,
                                                           SEPTEMBER 30,    --------------------------
                                                               1996          1995      1994      1993
                                                           -------------    ------    ------    ------
                                                                     (DOLLARS IN THOUSANDS)
Non-accrual loans.......................................      $ 2,089       $1,886    $2,052    $1,707
Loans 90 days or more past due and still accruing
  interest..............................................        1,159          427       254       408
Restructured loans......................................          203          247       528     1,098
                                                               ------       ------    ------    ------
     Total nonperforming loans..........................        3,451        2,560     2,834     3,213
Other real estate.......................................          956          760     1,381     2,647
                                                               ------       ------    ------    ------
     Total nonperforming assets.........................      $ 4,407       $3,320    $4,215    $5,860
                                                               ======       ======    ======    ======
As a percent of total loans
  Nonperforming loans...................................         0.61%        0.61%     0.84%     1.14%
  Nonperforming assets..................................         0.78         0.79      1.25      2.08

     The increases in nonperforming loans and assets during 1996 were the result of the NBC Acquisition. In the absence of that transaction, nonperforming loans would have declined to $2.5 million, equal to 0.52% of Portfolio Loans at September 30, 1996, and nonperforming assets would have declined to $3.3 million or 0.68% of Portfolio Loans.

     The consistent decline in nonperforming loans and assets during 1995 and 1994 largely reflects a decrease in substandard assets originally acquired in connection with the KSB Acquisition in 1994, as well as the 1993 Acquisitions. Nonperforming assets associated with these acquisitions totaled $1.4 million, $2.3 million, and $2.0 million at December 31, 1995, 1994, and 1993, respectively.

     Impaired loans totaled approximately $2.2 million at September 30, 1996. In addition to certain nonperforming loans, such impaired loans include commercial and agricultural loans totaling $800,000 that have been separately identified as impaired. Certain impaired loans with a balance of approximately $1.0 million at September 30, 1996, had specific allocations of the allowance for loan losses totaling approximately $125,000. The Company's average investment in impaired loans was approximately $2.5 million during the nine-month period ended September 30, 1996, and interest income recognized on impaired loans during that period totaled approximately $110,000.

     The following table sets forth an analysis of the changes in the allowance for loan losses at each of the dates indicated.

                           ALLOWANCE FOR LOAN LOSSES

                                                                                 DECEMBER 31,
                                         SEPTEMBER 30,     --------------------------------------------------------
                                             1996            1995        1994      1993(1)     1992(1)     1991(1)
                                         -------------     --------    --------    --------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
Loans outstanding at the end of the
  period
  (net of unearned fees)..............     $ 575,807       $434,091    $342,658    $288,643    $261,634    $275,144
                                            ========       ========    ========    ========    ========    ========
Average loans outstanding for the
  period
  (net of unearned fees)..............     $ 485,407       $382,644    $294,968    $259,334    $267,801    $260,594
                                            ========       ========    ========    ========    ========    ========
Balance of allowance for loan losses
  at beginning of period..............     $   5,243       $  5,054    $  5,053    $  4,023    $  3,784    $  3,541
                                            --------       --------    --------    --------    --------    --------
Loans charged-off
  Real estate.........................             6             24          14          38          69          51
  Commercial and agricultural.........            58            113         311         306         566         421
  Installment.........................           601            575         546         370         581         613
                                            --------       --------    --------    --------    --------    --------
    Total loans charged-off...........           665            712         871         714       1,216       1,085
                                            --------       --------    --------    --------    --------    --------
Recoveries of loans previously
  charged-off.........................
  Real estate.........................             8             28           6          11          26           3
  Commercial and agricultural.........            82            115         151         156          91         123
  Installment.........................           180            122         242         164         113         189
                                            --------       --------    --------    --------    --------    --------
    Total recoveries..................           270            265         399         331         230         315
                                            --------       --------    --------    --------    --------    --------
    Net loans charged-off.............           395            447         472         383         986         770
Additions to allowance charged to
  operating expense...................           942            636         473         657       1,225       1,013
Allowance on loans acquired...........           930              0           0         756           0           0
                                            --------       --------    --------    --------    --------    --------
Balance at end of period..............     $   6,720       $  5,243    $  5,054    $  5,053    $  4,023    $  3,784
                                            ========       ========    ========    ========    ========    ========
Net loans charged-off as a percent
  of average loans outstanding for
  the period(2).......................          0.11%          0.12%       0.16%       0.15%       0.37%       0.30%
Allowance for loan losses as a percent
  of loans outstanding at the end of
  the period..........................          1.17           1.21        1.48        1.75        1.54        1.38
Allowance for loan losses as a percent
  of nonperforming assets.............        194.73         204.80      178.33      157.27      126.75       78.90

-------------------------
(1) Restated to reflect an acquisition accounted for as a pooling of interests. See Note 2 to Consolidated Financial Statements.

(2) September 30, 1996 information is annualized.

     The allowance for loan losses is maintained at a level that management considers appropriate, based upon its assessment of relevant circumstances, by charges to the associated provision for loan losses. (See "-- Provision for Loan Losses.") In performing its assessment, management allocates a portion of the allowance to specific loans and loan portfolios. Although the allowance for loan losses has declined as a percent of Portfolio Loans, the unallocated portion of the allowance increased to 57.3% of the total allowance at September 30, 1996, from 41.5% at December 31, 1993.

     The following table sets forth management's allocation of the allowance for loan losses to specific loans and loan portfolios for each of the periods indicated.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                                   DECEMBER 31,
                                                           SEPTEMBER 30,    --------------------------
                                                               1996          1995      1994      1993
                                                           -------------    ------    ------    ------
                                                                         (IN THOUSANDS)
Commercial and agricultural.............................      $ 1,761       $1,612    $1,655    $2,222
Real estate mortgage....................................          229          162       177       270
Installment.............................................          879          597       474       464
Unallocated.............................................        3,851        2,872     2,748     2,097
                                                               ------       ------    ------    ------
     Total..............................................      $ 6,720       $5,243    $5,054    $5,053
                                                               ======       ======    ======    ======

     Loans charged against the allowance for loan losses, net of recoveries ("Net Losses"), were $395,000 during the nine months ended September 30, 1996, compared to $282,000 during the comparable period of 1995. The NBC Acquisition accounted for $90,000 of the $113,000 increase in Net Losses during 1996. Net Losses in 1995 were $447,000 compared to $472,000 and $383,000 in 1994 and 1993, respectively. Management estimates that Net Losses relating to loans that were acquired as a result of the 1993 Acquisitions and the KSB Acquisition in 1994 were $50,000 in 1995, $130,000 in 1994, and $60,000 in 1993.

     DEPOSITS AND BORROWINGS. Deposits totaled $541.8 million at September 30, 1996, compared to $411.6 million at December 31, 1995. The NBC Acquisition accounted for the majority of the $130.2 million increase in deposits. Notwithstanding the purchase of a branch facility with deposits totaling $14.4 million during 1995, total deposits at December 31, 1995 increased only slightly from $409.5 million one year earlier.

     The following table sets forth average deposit balances and the weighted average rates paid thereon for the dates indicated.

                                AVERAGE DEPOSITS

                                                                           YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------------
                                        SEPTEMBER 30,
                                             1996                1995                1994                1993
                                       ----------------    ----------------    ----------------    ----------------
                                       AVERAGE             AVERAGE             AVERAGE             AVERAGE
                                       BALANCE     RATE    BALANCE     RATE    BALANCE     RATE    BALANCE     RATE
                                       --------    ----    --------    ----    --------    ----    --------    ----
                                                                  (DOLLARS IN THOUSANDS)
Noninterest bearing demand..........   $ 56,687            $ 46,539            $ 41,910            $ 37,426
Savings and NOW.....................    242,641    2.47%    217,721    2.53%    213,590    2.26%    185,419    2.64%
Time deposits.......................    178,671    5.32     141,292    4.92     150,036    4.18     150,536    4.74
                                       --------            --------            --------            --------
    Total...........................   $477,999    3.24%   $405,552    3.08%   $405,536    2.74%   $373,381    3.22%
                                       ========            ========            ========            ========

     The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity as of September 30, 1996.

                          TIME DEPOSITS OVER $100,000

                                                                    (IN THOUSANDS)
               Three months or less.................................    $ 12,779
               Over three through six months........................       2,718
               Over six months through one year.....................       2,245
               Over one year........................................       7,751
                                                                        -------
                    Total...........................................    $ 25,493
                                                                        =======

     The Banks' competitive position within many of the markets served by the branch networks may limit the ability to materially increase deposits without adversely impacting the weighted-average cost of core deposits. Accordingly, the Banks have relied on other borrowed funds, principally advances from the FHLB, to fund loans as part of its Alternate Loan Funding Strategy, while utilizing pricing strategies that are intended to reduce the weighted-average cost of core deposits. The use of non-deposit funds is structured to complement the Banks' existing interest rate risk profile and may further reduce the Banks' exposure to depositors' options to withdraw funds prior to maturity.

     The Company utilizes federal funds purchased and other borrowings, including FHLB advances, to fund a portion of its earning assets. During the nine months ended September 30, 1996, such other borrowings funded approximately 21.8% of average earning assets compared to 17.4% and 6.9% during the years ended December 31, 1995 and 1994, respectively.

     FHLB advances are secured by the Banks' unencumbered qualifying real estate mortgage loans as well as certain securities equal to 170% of outstanding advances. To increase its aggregate borrowing capacity management may elect to secure FHLB advances by pledging specific collateral representing 105% to 125% of outstanding advances. Management believes brokered certificates of deposit to be a viable alternative to further diversify the Banks' funding sources.

     CAPITAL RESOURCES. The ability to profitably deploy the capital generated by the Company's results of operations or otherwise maintain financial leverage is critical to management's mission to create value for the Company's shareholders. During periods when management believes there has been an absence of suitable acquisition candidates, the Company's Alternate Loan Funding Strategy has made important contributions to the Company's net income and return on average equity. In view of the franchise value associated with core deposits and other customer relationships, management believes that its approach to acquisitions has also provided value to the Company's shareholders.

     The following table sets forth the Company's capital ratios at the dates indicated.

                                 CAPITAL RATIOS

                                                                                               DECEMBER 31,
                                                                             SEPTEMBER 30,    --------------
                                                                                 1996         1995     1994
                                                                             -------------    -----    -----
Shareholders' equity to total assets......................................        6.40%        7.97%    7.81%
Leverage ratio............................................................        5.23         7.58     7.40
Tier 1 capital to risk-weighted assets....................................        8.18        11.49    11.90
Total risk-based capital to risk-weighted assets..........................        9.44        12.75    13.03

     The Company's dividend policies and its share repurchase plan have been integral components of management's efforts to maintain profitable financial leverage. Cash dividends declared were equal to 36.5% of earnings for the first nine months of 1996, 36.8% and 34.6% for the years ended December 31, 1995 and 1994, respectively. Although there are no current plans to repurchase shares of its capital stock, the Company purchased 35,900 and 40,000 shares of its Common Stock during 1995 and 1994, respectively.

     Shareholders' equity totaled $50.7 million at September 30, 1996, compared to $47.0 million and $40.3 million at December 31, 1995 and 1994, respectively. The increase in shareholders' equity reflects the retention of earnings as well as the value of shares of Common Stock that have been issued pursuant to the Incentive Share Grant Plan and the Company's various stock option plans.

     As a result of the NBC Acquisition, shareholders' equity declined to 6.40% of total assets at September 30, 1996, compared to 7.97% and 7.81% at December 31, 1995, and 1994, respectively. In the absence of that transaction, however, shareholders' equity would have been largely unchanged from December 31, 1995.

     ASSET/LIABILITY MANAGEMENT. The asset/liability management efforts of the Company and the Banks are intended to identify and evaluate opportunities to structure the balance sheet in a manner that is consistent with management's mission to maintain profitable financial leverage within established risk parameters. Accordingly, management's evaluations of alternate strategies carefully consider the likely impact on the Banks' risk profile as well as the anticipated contributions to earnings.

     Management employs simulation analyses to evaluate the potential changes in the Banks' net interest income and market value of portfolio equity that result from changes in interest rates. Such analyses further anticipate the potential changes in the slope of the U.S. Treasury yield curve as well as changes in prepayment rates on certain assets and premature withdrawals of certificates of deposit that will likely accompany changes in interest rates.

     Consistent with management's intent to maintain profitable financial leverage, the marginal cost of non-deposit funds is a principal consideration in the Banks' decision to sell or retain real estate mortgage loans. Marginal funding costs are also an integral component in pricing Portfolio Loans. Management's ongoing evaluations have determined that the retention of 15- and 30-year fixed-rate real estate mortgage loans is not consistent with its goal to profitably deploy capital or the Banks' asset/liability management needs. Accordingly, the majority of such loans are sold to mitigate exposure to changes in interest rates. Adjustable-rate and balloon real estate mortgage loans may, however, be profitably funded with FHLB advances and the retention of such loans is a principal focus of the Alternate Loan Funding Strategy. See "Results of Operations--Noninterest Income."

     The following table sets forth the anticipated maturity or repricing, including estimated prepayments, of interest-earning assets and interest-bearing liabilities at September 30, 1996.

                           INTEREST RATE SENSITIVITY

                                                                SEPTEMBER 30, 1996
                                         ----------------------------------------------------------------
                                                            DAYS
                                         ------------------------------------------          YEARS
                                                                91 --      181 --     -------------------
                                         0 -- 30    31 -- 90     180         365       1 -- 5       5+       TOTAL
                                         --------   --------   --------   ---------   --------   --------   --------
                                         (DOLLARS IN THOUSANDS)
ASSETS
Loans and loans held for sale........... $102,929   $ 44,398   $ 52,012   $ 79,531    $212,672   $ 84,265   $575,807
Taxable securities......................   12,312      7,593      5,475      6,680      46,436     42,257    120,753
Tax-exempt securities...................      799         15        294      1,714      16,570     19,414     38,806
                                         --------   --------   --------   ---------   --------   --------   --------
  Interest earning assets...............  116,040     52,006     57,781     87,925     275,678    145,936    735,366
                                         --------   --------   --------   ---------   --------   --------
Noninterest earning assets..............                                                                      57,786
                                                                                                            --------
    Total Assets........................                                                                    $793,152
                                                                                                            ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand, savings and NOW.................   42,892     12,235     17,987     29,291     104,521    125,600   $332,526
Time deposits...........................   20,083     26,933     32,435     45,095      79,458      5,251    209,255
Other borrowings........................   54,458     70,501      3,000     31,000      32,000          0    190,959
                                         --------   --------   --------   ---------   --------   --------   --------
    Total deposits and other
      borrowings........................  117,433    109,669     53,422    105,386     215,979    130,851    732,740
                                         --------   --------   --------   ---------   --------   --------
  Other liabilities and shareholders'
    equity..............................                                                                      60,412
                                                                                                            --------
    Total Liabilities and
      Shareholders' Equity..............                                                                    $793,152
                                                                                                            ========
RATE SENSITIVITY GAP AND RATIOS
  Gap for period........................ $ (1,393)  $(57,663)  $  4,359   $(17,461)   $ 59,699   $ 15,085
                                         ========   ========   ========   =========   ========   ========
  Cumulative gap........................ $ (1,393)  $(59,056)  $(54,697)  $(72,158)   $(12,459)  $  2,626
                                         ========   ========   ========   =========   ========   ========
  Ratio of rate-sensitive assets to
    rate-sensitive liabilities for
    period..............................     98.8%      47.4%     108.2%      83.4 %     127.6%     111.5%
  Cumulative ratio of rate-sensitive
    assets to rate-sensitive
    liabilities.........................     98.8       74.0       80.5       81.3        97.9      100.4

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     The Company adopted SFAS #122 effective January 1, 1996. SFAS #122 requires the Banks to recognize as separate assets the rights to service mortgage loans for others that have been acquired through either a purchase or origination of a loan. The fair value of capitalized originated mortgage servicing rights has been determined based on market value quotes for similar servicing. These mortgage servicing rights are amortized in proportion to and over the period of estimated net loan servicing income. SFAS #122 also requires the Banks to assess these mortgage servicing rights for impairment based on the fair value of those rights. For purposes of measuring impairment, the risk characteristics used by the Banks include the underlying loans' interest rates, term of loan and loan types.

     The Banks capitalized approximately $258,000 of originated servicing rights during the nine months ended September 30, 1996, of which approximately $34,000 has been amortized.

     The Company also adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS #123"), effective January 1, 1996. SFAS #123 encourages companies to adopt a fair value method of accounting for stock compensation plans. Those companies not adopting a fair value method are required to make pro-forma disclosures of net income and earnings per share, on an annual basis, as if they had adopted the fair value accounting method. Management has elected the pro-forma disclosure method and will do so on an annual basis.

                                    BUSINESS

     This section contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in such forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors."

GENERAL

     The Company is a bank holding company with four wholly owned subsidiary banks engaged in the business of retail and commercial banking in portions of Michigan's lower peninsula. Headquartered in Ionia, Michigan, the Company was formed in 1973 as the parent company of Independent Bank. Each of the Banks is a state chartered Michigan banking corporation, the business of each of which is described in more detail below.

     Collectively, the Banks serve over 45 communities through their four main offices and a total of 45 branches and five loan production offices. Management attributes the Company's success to its consistent application of community banking practices in predominantly rural and suburban markets. The Company's decentralized management structure, which empowers and encourages local decision making, represents the core of the Company's community banking philosophy. This autonomy allows local bank management to better anticipate and respond to customer demands and thereby enhances and improves customer service and convenience, the principal means by which the Banks compete in the delivery of financial services.

     The Company's principal sources of revenue, on a consolidated basis, are interest and fees on loans, other interest income and non-interest income. The sources of income for the three most recent years, and each of the nine-month periods ended September 30, 1995 and 1996 are as follows:

                                                             NINE MONTHS
                                                                ENDED          YEARS ENDED DECEMBER
                                                            SEPTEMBER 30,               31,
                                                            --------------    -----------------------
                                                            1996     1995     1995     1994     1993
                                                            -----    -----    -----    -----    -----
Interest and fees on loans...............................    76.4%    75.6%    76.1%    71.1%    68.3%
Other interest income....................................    15.1     17.0     16.3     21.3     21.5
Non-interest income......................................     8.5      7.4      7.6      7.6     10.2
                                                            -----    -----    -----    -----    -----
                                                            100.0%   100.0%   100.0%   100.0%   100.0%
                                                            =====    =====    =====    =====    =====

RECENT GROWTH

     Much of the Company's recent growth has resulted from acquisitions. Since 1993, the Company has acquired four Michigan banks, two branch facilities and established five real estate mortgage loan production offices. As a result, the Company's assets have grown to approximately $793.2 million at September 30, 1996, from $403.1 million at December 31, 1992.

     In October 1993, the Company acquired American Home Bank ("American") and Pioneer Bank ("Pioneer"), with assets of approximately $32 million and $35 million, respectively. The purchase price of $2.5 million for American approximated its then book value, while the purchase price of $4.5 million for Pioneer represented a premium of approximately 15% to Pioneer's book value. In March 1994, the Company increased its assets by approximately $37.2 million by acquiring KSB and its wholly owned subsidiary The Kingston State Bank ("Kingston"). In connection with this acquisition, the Company issued shares of its Common Stock with a market value of approximately $4.4 million, representing a premium of roughly 15% to KSB's book value. American, Pioneer and Kingston have been consolidated to form IBEM. Effective May 31, 1996, the Company acquired NBC, with assets of approximately $152.0 million, for cash in the amount of $15.8 million. This represented a premium of approximately 66% to NBC's book value. North Bank, NBC's wholly-owned subsidiary bank, was consolidated with Independent Bank on August 12, 1996.

THE COMPANY'S APPROACH TO COMMUNITY BANKING

     The Company's operating philosophy preserves those elements of traditional community banking which management believes create a competitive advantage in the markets in which it operates. Among these are a high level of personal service and customer recognition, prompt response to customer needs, convenience, continuity of personnel and management, and commitment to and participation in the community. Management attributes the Company's success in preserving its community banking practices in the face of its recent growth to three primary characteristics; (1) decentralized bank management, (2) corporate-wide administrative and technical support, and (3) experienced Company and Bank management.

     DECENTRALIZED MANAGEMENT. The Company believes that vesting management and the boards of the Banks with the authority to make local decisions allows the Banks to better anticipate customer needs, respond to customer demands, and identify profitable opportunities within their respective markets. To provide the flexibility to effectively pursue these opportunities, the Company's decentralized management structure vests pricing and credit decisions in the management of the respective Banks. While management of each of the Banks is granted the authority to make decisions for its local operations, it is also held accountable for its performance.

     CORPORATE ADMINISTRATIVE AND SUPPORT SERVICES. To complement the decentralized management structure of the Company and establish consistent service and quality and attain operating efficiencies, the Company's corporate service departments provide a variety of services to each of the Banks. These services include data processing, accounting and audit services, purchasing and risk management, commercial loan credit analysis, servicing and review, consumer loan servicing, real estate mortgage loan underwriting, servicing and secondary market operations, asset/liability management and marketing services. The Company believes that this partnership between the Banks' management and Company personnel allows the management of each of the Banks to focus on sales and marketing and at the same time provides the Company with the internal controls that are consistent with the needs of a decentralized organization. Further, this combination of decentralized management and centralized services provides economies of scale that permit the Company to attract and retain talented managers that possess specific expertise in areas that the Banks could not achieve on an individual basis.

     MANAGEMENT EXPERIENCE AND COMPENSATION. The Company's growth and profitability is also attributable to management's experience in providing community banking services. The Banks' four presidents, along with the Company's two executive officers, have been employed by the Company, on average, for over 10 years. Set forth below is a list of the Company's executive officers and Bank presidents, their respective ages and financial industry experience.

                                                                                 YEARS OF FINANCIAL
           NAME (AGE)                         POSITION WITH COMPANY              INDUSTRY EXPERIENCE
---------------------------------   ------------------------------------------   -------------------
Charles C. Van Loan (48).........   President, Chief Executive Officer and
                                    Director                                              19
William R. Kohls (39)............   Executive Vice President and
                                    Chief Financial Officer                               17
Jeffrey A. Bratsburg (53)........   President and Chief Executive Officer --
                                    Independent Bank West Michigan                        25
Edward B. Swanson (43)...........   President and Chief Executive Officer --
                                    Independent Bank South Michigan                       21
Michael M. Magee, Jr. (40).......   President and Chief Executive Officer --
                                    Independent Bank                                      21
Ronald L. Long (37)..............   President and Chief Executive Officer --
                                    Independent Bank East Michigan                        15

     The Company's growth has allowed it to recruit and retain experienced individuals, and the recent acquisitions have added experienced community bankers to its franchise. The Company's compensation policies and practices are central to the maintenance of its decentralized management structure, and are intended to promote and support local Bank autonomy while at the same time enhancing overall Company performance. As an example, individual bonuses are currently based on the performance of the Bank the employee works for, as well as the overall performance of the Company. The Company believes that this combination promotes individual bank performance and at the same time ensures that results are to the ultimate benefit of the Company's shareholders. In addition to cash incentive plans, the Company maintains a variety of equity-based plans to provide incentives for superior performance and to align the interests of its executive officers and managers with those of the Company's shareholders. Such "pay for performance" compensation plans include annual cash performance awards, the Employee Stock Ownership Plan, the Employee Stock Option Plan and the Incentive Share Grant Plan. As a result of these policies and practices, every full-time employee, subject to certain employment conditions, has an equity interest in the Company. Collectively, the Company's directors and executive officers and Bank presidents own approximately 12.7% of the Company's Common Stock, and as such have a vested interest in the Company's future success and growth.

BUSINESS STRATEGY

     The Company intends to supplement its internal growth with selective acquisitions, while at the same time managing its capital resources. One of the principal challenges confronting the Company, in light of its recent growth, is the preservation of its decentralized management structure, which represents the core of its community banking foundation.

     INTERNAL GROWTH. Management believes that the stable and diversified economies of the suburban and rural cities served by the Banks' offices, as well as nearby communities and metropolitan areas, provide attractive markets for the Company's traditional commercial banking services. Although the financial services industry continues to be highly competitive, in view of the limited competition within many of the Banks' principal markets, the Company's community banking philosophy emphasizes a high level of service and convenience as the principal means of competition.

     The markets served by the Banks provide attractive opportunities for maintaining favorable net interest margins; however, the predominantly rural and suburban nature of these markets presents certain challenges to the Company's ability to grow. In the face of this challenge, the Banks have utilized various strategies, based upon the particular attributes of their respective markets, to provide asset growth and profitably deploy capital. In the absence of meaningful deposit growth within those markets, the Banks have increasingly relied on advances from the FHLB to fund the increase in assets. The Company intends to encourage the Banks to continue to operate autonomously to provide the flexibility that may be necessary to take advantage of opportunities in their respective markets.

     The Company's corporate service departments develop various expertise to assist the Banks and Bank management. In addition, the Banks share certain expertise and experiences with one another. This sharing of expertise and general coordination among the Company and the Banks is accomplished through a network of holding company committees. The Company intends to continue to promote the development of expertise and coordination among the Banks in order to foster the Banks' growth in their respective markets.

     ACQUISITION STRATEGY. The Company will continue to consider opportunities for expansion through selective acquisitions in markets where management believes its community banking approach creates a competitive advantage. In order to capitalize upon its existing banking network, the Company will continue to focus primarily on acquisitions in contiguous markets; however, the Company may consider expansion into noncontiguous markets in instances where management believes that opportunities exist to enhance shareholder value and allow for effective application of its community banking practices. Management expects that, given its relative size, the Company can sustain meaningful growth through acquisitions in markets that are attractive to the Company but may not be of sufficient size to interest its larger competitors.

     CAPITAL MANAGEMENT. The Company intends to continue to focus on managing its capital to provide an attractive return for its shareholders' investment. The Company's dividend policies and share repurchase plan have been integral components of management's efforts to maintain profitable financial leverage within management's established risk parameters. Cash dividends declared were equal to 36.5% of earnings for the first nine months of 1996, and were 36.8% and 34.6% of earnings in 1995 and 1994, respectively. Since January 1, 1994, the Company repurchased approximately 75,900 shares of its Common Stock. The Company may rely upon these capital management practices, in the absence of profitable growth opportunities, as part of its goal of achieving an attractive return on its shareholders' investment.

THE BANKS

     The following table depicts the Company's and the Banks' loan portfolios as of September 30, 1996:

                                                     CONSOLIDATED                  % OF TOTAL
                                                ----------------------    ----------------------------
                                                 AMOUNT     % OF TOTAL     IB     IBWM    IBSM    IBEM
                                                --------    ----------    ----    ----    ----    ----
                                                                (DOLLARS IN THOUSANDS)
Real Estate
  Residential first mortgages.................  $263,224        46.6%     15.7%   15.7%   9.0%    6.2%
  Residential home equity mortgages...........    31,528         5.6       1.7     2.6    1.0     0.3
  Construction and land development...........    46,350         8.2       2.4     3.2    2.0     0.6
  Other.......................................    84,428        14.9       6.3     3.4    2.8     2.4
Consumer......................................    92,137        16.3       9.5     3.0    1.4     2.4
Commercial....................................    31,534         5.6       3.7     1.3    0.5     0.1
Agricultural..................................    16,217         2.8       0.2     0.1    0.2     2.3
                                                --------       -----      ----    ----    ----    ----
     Total loans..............................  $565,418       100.0%     39.5%   29.3%  16.9%   14.3%
                                                ========       =====      ====    ====   ====    ====

     The Banks' activities cover traditional phases of retail and commercial banking, including checking and savings accounts, commercial and agricultural lending, direct and indirect consumer financing, mortgage lending and deposit box services. The Banks do not offer trust services. Most of the Banks' offices provide full service lobby and drive-in services in the communities which they serve. Automated teller machines are also provided at most locations.

     Principally located in rural and suburban communities, the Banks face limited competition within certain of their primary markets. In general, however, the financial services industry is highly competitive. Banks and bank holding companies compete not only with each other, but with savings and loan associations, money market mutual funds, credit unions, securities dealers, providers of insurance and annuity fund products and investment bankers. The market share information appearing below is derived from the June 30, 1995 deposit balances made available by the federal banking regulatory agencies.

     As of September 30, 1996, the Company and the Banks had 407 full-time employees and 169 part-time employees.

INDEPENDENT BANK

     Independent Bank ("IB"), founded in 1864, operates in two geographically distinct regions. Its south region consists of most of Ionia County and adjacent townships in Montcalm County. Ionia County, with a population of nearly 60,000, is located between the Grand Rapids and Lansing metropolitan areas. Within this region, IB is the only depository institution in several communities. IB's market share, in communities where its branches are located, exceeds 30% of total deposits.

     IB's north region is comprised of the former branches of North Bank, acquired as a result of the NBC Acquisition. IB defines its markets in this region of northeastern Michigan as the counties of Iosco, Alpena and Presque Isle, along with portions of Ogemaw, Alcona and Montmorency counties. IB's northeastern branches are located in Hale, Tawas City, Rogers City, Rose City, Whittemore, Glennie, Hillman and Hubbard Lake, as well as the larger communities of Alpena and Oscoda. Within seven of the ten communities served by its branches in this region, IB's market share of deposits exceeds 50%, and it is the only bank with an office located within four of these communities.

     While the regions are geographically distinct, the rural communities served by IB's branches are demographically similar and rely on an economic base that includes manufacturers, service and retail businesses, agriculture, mining, forest products and government. Notwithstanding these similarities, Ionia County's population and IB's business benefit from the region's proximity to Grand Rapids and Lansing as well as the six facilities of the Michigan Department of Corrections that are located in Ionia and Carson City. IB's northeastern region benefits from a substantial retirement population as well as vacationers.

INDEPENDENT BANK WEST MICHIGAN

     The main office of Independent Bank West Michigan ("IBWM") is located in Rockford, a northern suburb of Grand Rapids. IBWM's branches serve the communities of Howard City, Sand Lake, Cedar Springs, White Cloud, Newaygo, Sparta and Croton Hardy located in northern Kent County, western Montcalm County and southern Newaygo County. IBWM is the only financial institution with an office in two of these communities; within three other markets IBWM's market share exceeds 55% of total deposits. Additionally, IBWM has established loan production offices with 21 commissioned real estate mortgage loan originators that serve Muskegon, Mecosta and Ottawa counties.

     IBWM's principal markets contain two distinct demographic groups. As a suburb of Grand Rapids, Rockford is a fast growing, affluent residential community while most of the remaining markets are rural. Reflecting the profile of its markets, IBWM has emphasized consumer banking and, given the rapid growth of western Michigan, real estate mortgage lending. As a result of IBWM's success in real estate mortgage lending, the Company has experience in secondary marketing and servicing that promotes the success of the other Banks.

INDEPENDENT BANK SOUTH MICHIGAN

     Independent Bank South Michigan ("IBSM") has its headquarters in Leslie, located between Lansing and Jackson. IBSM's branches are located in Ingham and Eaton counties and the northern portion of Jackson County. Within the communities of Rives Junction, Pleasant Lake, Potterville, Vermontville and Leslie, IBSM is the only depository institution. Within seven of the nine communities served by IBSM's branches, its market share exceeds 60% of total deposits. Principal employers within this market include General Motors Corporation, the State of Michigan and Michigan State University.

     Although historically characterized as an agricultural bank, IBSM has increased its focus on consumer and real estate mortgage lending and, to a lesser degree, the non-agricultural commercial lending opportunities within its markets. Its Okemos-based loan production office serves the greater Lansing area and further leverages the Company's expertise in real estate mortgage lending.

INDEPENDENT BANK EAST MICHIGAN

     The main office of IBEM is located in Caro, centrally located in Tuscola County in the heart of eastern Michigan's thumb region. In addition to the communities of Unionville, Kingston, Snover and Reese within Tuscola County, IBEM's branches serve Clifford, North Branch, Clio and Marlette located in northern Lapeer, Sanilac and Genesse counties. Within four of these communities, IBEM is the only depository institution. Notwithstanding the agricultural-based economy of the thumb region, IBEM's markets benefit from their proximity to the Detroit metropolitan areas.

     The pending acquisition of the FOA Branches, located in the communities of Bad Axe, Sebewaing, Caseville, Elkton, Kinde, Ubly and Gagetown will add approximately $122 million of deposits. As a result, IBEM will become the largest depository institution in Huron County with a market share of approximately 25% of total deposits.

LEGAL PROCEEDINGS

     The Company and the Banks are parties to various claims, complaints and other legal actions that have arisen in the ordinary course of business from time to time. Management believes that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on the Company's or the Banks' business, results of operations or financial condition.

                           SUPERVISION AND REGULATION

     The following is a summary of certain statutes and regulations affecting the Company and the Banks. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on the Company, the Banks and the businesses of the Company and the Banks. See "Risk Factors."

GENERAL

     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Banks can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to the Federal Reserve Board, the FDIC, the Commissioner of the Michigan Financial Institutions Bureau ("Commissioner"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot be predicted.

     Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Banks establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Banks, and the public, rather than shareholders of the Company.

     Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to the lending activities of the Banks, including internal controls, credit underwriting, loan documentation, and loan-to-value ratios for loans secured by real property.

THE COMPANY

     GENERAL. The Company is a bank holding company and, as such, is registered with, and subject to regulation by, the Federal Reserve Board under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, the Company is subject to periodic examination by the Federal Reserve Board, and is required to file periodic reports of its operations and such additional information as the Federal Reserve Board may require.

     In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Banks and to commit resources to support the Banks in circumstances where the Company might not do so absent such policy. In addition, in certain circumstances a Michigan state bank having impaired capital may be required by the Commissioner either to restore the bank's capital by a special assessment upon its shareholders, or to initiate the liquidation of the bank.

     Any capital loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would apply to guarantees of capital plans under FDICIA.

     INVESTMENTS AND ACTIVITIES. Under the BHCA, bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks and from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for its subsidiaries, and other subsidiaries engaged in activities which, by the Federal Reserve Board's determination, is closely related to banking or managing or controlling banks. Since September 29, 1995, the BHCA has permitted the Federal Reserve Board under specified circumstances to approve the acquisition by a bank holding company located in one state, of a bank or bank holding company located in another state, without regard to any prohibition contained in state law. See "Recent Regulatory Developments."

     In general, any direct or indirect acquisition by the Company of any voting shares of any bank which would result in the Company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the Company with another bank holding company, will require the prior written approval of the Federal Reserve Board under the BHCA. In acting on such applications, the Federal Reserve Board must consider various statutory factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

     In addition and subject to certain exceptions, the change in the Bank Control Act ("Control Act") and regulations promulgated thereunder by the Federal Reserve Board, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve Board 60 days' written notice before acquiring control of a bank holding company. Transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company having securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 25% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve Board issues a notice within 60 days, or within certain extensions of such period, disapproving the same.

     The merger or consolidation of an existing bank subsidiary of the Company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the liabilities by such a subsidiary to pay any deposits in another bank, requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the BHCA and/or the Commissioner under Michigan banking laws, may be required.

     With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged solely in one or more activities which the Federal Reserve Board has determined to be closely related to banking or managing or controlling banks. In making this determination, the Federal Reserve Board considers various factors, including among others the financial and managerial resources of the notifying bank holding company, and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern.

     The recent enactment of the Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("EGRPRA") streamlines the nonbanking activities application process for well capitalized and well managed bank holding companies. See "Recent Regulatory Developments." Under EGRPRA, qualified bank holding companies may commence a regulatory approved nonbanking activity without prior notice to the Federal Reserve Board; written notice is merely required within ten days after commencing the activity. Also, under EGRPRA, the prior notice period is reduced to 12 days in the event of any nonbanking acquisition or share purchase, assuming the size of the acquisition does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% in Tier 1 capital. This prior notice requirement also applies to commencing a nonbanking activity de novo which has been approved by the Federal Reserve Board only.

     CAPITAL REQUIREMENTS. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

     The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a capital leverage requirement expressed as a percentage of total assets, (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets, and (iii) a Tier 1 leverage requirement expressed as a percentage of total assets. The capital leverage requirement consists of a minimum ratio of total capital to total assets of 6%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets, less goodwill ("Tier 1 capital leverage ratio") of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others.

     The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels. The Federal Reserve Board has not advised the Company of any specific minimum Tier 1 capital leverage ratio applicable to it.

     FDICIA requires the federal bank regulatory agencies biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities and, since adoption of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), to do so taking into account the size and activities of depository institutions and the avoidance of undue reporting burdens. See "Recent Regulatory Developments." In 1995, the federal bank regulatory agencies adopted regulations requiring as part of the assessment of an institution's capital adequacy the consideration of: (i) identified concentrations of credit risks, (ii) the exposure of the institution to a decline in the value of its capital due to changes in interest rates, and
(iii) the application of revised conversion factors and netting rules on the institution's potential future exposure from derivative transactions. In addition, the agencies proposed: (i) additional required data submissions on periodic Reports of Condition and Income ("Call Reports") regarding interest rate exposure, to furnish a basis for future regulations imposing explicit minimum capital charges for interest rate risk, and (ii) incorporation in the capital adequacy regulations of a measure for market risk in, among other things, the trading of debt instruments.

     DIVIDENDS. The Company is a corporation separate and distinct from the Banks. Most of the Company's revenues are received by it in the form of dividends paid by the Banks. The Banks are subject to statutory restrictions on their ability to pay dividends to the Company. See "The Banks -- Dividends." The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve Board expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over the Banks are possessed by the FDIC. The "prompt corrective action" provisions of FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, impose similar restrictions on their parent bank holding companies.

     In addition to the restrictions on dividends imposed by the Federal Reserve Board, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution a corporation, such as the Company, can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.

THE BANKS

     GENERAL. The Banks are Michigan banking corporations and their deposit accounts are principally insured by the BIF of the FDIC. As BIF-insured Michigan chartered banks, the Banks are subject to the examination, supervision, reporting and enforcement requirements of the Commissioner, as the chartering authority for Michigan banks, and the FDIC, as administrator of the BIF. These agencies and federal and state law extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of noninterest-bearing reserves on deposit accounts, and the safety and soundness of banking practices.

     DEPOSIT INSURANCE. As FDIC-insured institutions, the Banks are required to pay deposit insurance premium assessments to the FDIC. Pursuant to FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

     FDICIA required the FDIC to establish assessment rates at levels which would restore the BIF to a mandated reserve ratio of 1.25% of insured deposits over a period not to exceed 15 years. In 1995, the FDIC determined that the BIF had reached the required ratio. Accordingly, the FDIC has established the schedule of BIF insurance assessments for the first semi-annual assessment period of 1996, ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category. For the first nine months of 1996, the Banks paid $32,000 in BIF insurance assessments.

     At September 30, 1996, the Banks held less than $11 million of SAIF insured deposits, and paid an average rate premium of .23% on such deposits during the first nine months of 1996. The deposit liabilities to be assumed in connection with the acquisition of the FOA Branches are all insured by SAIF. Effective October 1, 1996, the FDIC was authorized to impose a special assessment on certain SAIF-assessable deposits. Because IBEM held no SAIF-assessable deposits as of March 31, 1995, IBEM will be exempt from the special assessment.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

     CAPITAL REQUIREMENTS. Consistent with the Federal Reserve Board's guidelines for bank holding companies, the FDIC has established the following minimum capital standards for state-chartered, FDIC-insured non-member banks, such as the Banks: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital (which consists principally of shareholders' equity). These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions.

     FDICIA establishes five capital categories, and the federal depository institution regulators, as directed by FDICIA, have adopted, subject to certain exceptions, the following minimum requirements for each of such categories:

                                                   TOTAL            TIER 1
                                                 RISK-BASED       RISK-BASED
                                               CAPITAL RATIO    CAPITAL RATIO    LEVERAGE RATIO
                                               --------------   --------------   -----------------------
Well capitalized............................   10% or above     6% or above      5% or above
Adequately capitalized......................   8% or above      4% or above      4% or above
Undercapitalized............................   Less than 8%     Less than 4%     Less than 4%
Significantly undercapitalized..............   Less than 6%     Less than 3%     Less than 3%
Critically undercapitalized.................               --               --   A ratio of tangible
                                                                                 equity to total assets
                                                                                 of 2% or less

     At September 30, 1996, each of the Banks' ratios exceeded minimum requirements for the well-capitalized category.

     Among other things, FDICIA requires the federal depository institution regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The scope and degree of regulatory intervention is linked to the capital category to which a depository institution is assigned.

     Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

     In general, a depository institution may be reclassified to a lower category than is indicated by its capital position if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. Such a practice could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

     DIVIDENDS. Under Michigan law, the Banks are restricted as to the maximum amount of dividends they may pay on their common stock. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. A Michigan state bank may, with the approval of the Commissioner, by vote of shareholders owning 2/3 of the stock eligible to vote, increase its capital stock by a declaration of a stock dividend, provided that after the increase the bank's surplus equals at least 20% of its capital stock, as increased. The Banks may not declare or pay any dividend until the cumulative dividends on preferred stock (should any such stock be issued and outstanding) have been paid in full. The Banks have no present plans to issue preferred stock other than the Preferred Stock.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may also prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice. The Federal Reserve Board has issued a policy statement providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     INSIDER TRANSACTIONS. The Banks are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the Company or its subsidiaries, on investments in the stock or other securities of the Company or its subsidiaries and the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans. The "covered transactions" that an insured bank and its subsidiaries are permitted to engage in with their nonbank affiliates are limited to the following amounts: (i) in the case of any one such affiliate, the aggregate amount of "covered transactions" of the insured bank and its subsidiaries cannot exceed 10% of the capital stock and surplus of the insured bank; and (ii) in the case of all affiliates, the aggregate amount of all "covered transactions" of the insured bank and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured bank. "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the Federal Reserve Board), the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guaranty, acceptance, or letter of credit for the benefit of an affiliate. Covered transactions must also be collateralized. Certain limitations and reporting requirements are also placed on extensions of credit by the Banks to their directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company, and to "related interests" of such directors, officers and principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which any of the Banks maintains a correspondent relationship.

     SAFETY AND SOUNDNESS STANDARDS. On July 10, 1995, the FDIC, the Office of Thrift Supervision, the Federal Reserve Board and the Office of the Comptroller of the Currency published final guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action. The federal banking agencies have also published for comment proposed asset quality and earnings standards which, if adopted, would be added to the safety and soundness guidelines. This proposal, like the final guidelines, would make each depository institution responsible for establishing its own procedures to meet such goals.

     STATE BANK ACTIVITIES. Under FDICIA, as implemented by final regulations adopted by the FDIC, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with FDICIA.

     CONSUMER BANKING. The Banks' business includes making a variety of types of loans to individuals. In making these loans, the Banks are subject to State usury and regulatory laws and to various Federal statutes, such as the Equal Credit Opportunity Act, Fair Credit Reporting Act, Truth in Lending Act, Real Estate Settlement Procedures Act, and Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which (x) prohibit discrimination based on race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act, (y) specify disclosures to be made to borrowers regarding credit and settlement costs, and (z) regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on mortgage lenders and servicers under the National Flood Insurance Program. See "Recent Regulatory Developments." In receiving deposits, the Banks are subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Banks and their respective directors and officers.

RECENT REGULATORY DEVELOPMENTS

     In 1994, the Congress enacted two major pieces of banking legislation, the Riegle Act and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"). The Riegle Act addressed such varied issues as the promotion of economic revitalization of defined urban and rural "qualified distressed communities" through special purpose "Community Development Financial Institutions," the expansion of consumer protection with respect to certain loans secured by a consumer's home and reverse mortgages, and reductions in compliance burdens regarding Currency Transaction Reports, reform of the National Flood Insurance Program, the promotion of a secondary market for small business loans and leases, and mandating specific changes to reduce regulatory impositions on depository institutions and holding companies.

     The Riegle-Neal Act substantially changed the geographic constraints applicable to the banking industry. Effective September 29, 1995, the Riegle-Neal Act allows bank holding companies to acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring holding company and all of its insured depository institution affiliates. Effective June 1, 1997 (or earlier if expressly authorized by applicable state law), the Riegle-Neal Act allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions that include limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allows individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997.

     In November, 1995, Michigan exercised its right to opt-in early to the Riegle-Neal Act, and permitted non-U.S. banks to establish branch offices in Michigan. Effective November 29, 1995, the Michigan Banking Code was amended to permit, in appropriate circumstances and with the approval of the Commissioner,
(i) the acquisition of Michigan-chartered banks by FDIC-insured banks, savings banks, or savings and loan associations located in other states, (ii) the sale by a Michigan-chartered bank of one or more of its branches (not comprising all or substantially all of its assets) to an FDIC insured bank, savings bank or savings and loan association located in a state in which a Michigan-chartered bank could purchase one or more branches of the purchasing entity, (iii) the acquisition by a Michigan-chartered bank of an FDIC-insured bank, savings bank or savings and loan association located in another state, (iv) the acquisition by a Michigan-chartered bank of one or more branches (not comprising all or substantially all of the assets) of an FDIC-insured bank, savings bank or savings and loan association located in another state, (v) the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting such consolidation, with the resulting organization chartered either by Michigan or one of such other states, (vi) the establishment by Michigan-chartered banks of branches located in other states, the District of Columbia, or U.S. territories or protectorates, and (vii) the establishment by foreign banks of branches located in Michigan. The amending legislation also expanded the regulatory authority of the Commissioner and made certain other changes.

     The Michigan Legislature adopted, effective March 28, 1996, the Credit Reform Act. This statute, together with amendments to other related laws, permits regulated lenders, indirectly including Michigan-chartered banks, to charge and collect higher rates of interest and increased fees on certain types of loans to individuals and businesses. The laws prohibit "excessive fees and charges," and authorize governmental authorities and borrowers to bring actions for injunctive relief and statutory and actual damages for violations by lenders. The statutes specifically authorize class actions, and also civil money penalties for knowing and willful, or persistent violations.

     FDIC regulations which became effective April 1, 1996, impose limitations (and in certain cases, prohibitions) on (1) certain "golden parachute" severance payments by troubled depository institutions and their affiliated holding companies to institution-affiliated parties (primarily directors, officers, employees, or principal shareholders of the institution), and (ii) certain indemnification payments by a depository institution or its affiliated holding company, regardless of financial condition, to institution-affiliated parties. The FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Banks to their respective directors or officers otherwise permitted under the Michigan Business Corporation Act ("MBCA") or the Michigan Banking Code, respectively.

     In October 1996, Congress enacted EGRPRA, which provides for the recapitalization of SAIF and includes approximately 40 regulatory release initiatives. Among other matters, this legislation provides for expedited application procedures for nonbanking activities by well capitalized and well managed bank holding companies, provides reforms to the Fair Credit Reporting Act, and provides a variety of other regulatory relief to the banking industry.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following description of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement and Depositary Receipts relating to the Preferred Stock filed with the Commission as exhibits to the Registration Statement. The description of the terms and features of the Preferred Stock is set forth below under "Description of Capital Stock -- Preferred Stock."

GENERAL

     Each Depositary Share represents a one-quarter (1/4) interest in a share of Preferred Stock. The shares of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and State Street Bank & Trust Company (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion, and liquidation rights).

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     Upon surrender of the Depositary Receipts at the principal office of the Depositary (unless the related Depositary Shares have previously been called for redemption), the owner of the Depositary Shares evidenced thereby will be entitled to delivery at such office, to or upon his order, of the number of whole shares of

Preferred Stock and any money or other property represented by such Depositary Shares. Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of shares of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receipt of Depositary Shares therefor. The Company does not expect that there will be any public trading market for the Preferred Stock except as represented by the Depositary Shares. Furthermore, as previously stated, there can be no assurance that an active public market will develop or be maintained for the Depositary Shares. See "Risk Factors -- Lack of Market for the Depositary Shares."

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to holders of Depositary Shares.

CONVERSION

     A holder of Depositary Receipts may participate in the conversion of the Preferred Stock as discussed below under "Description of Capital Stock -- Preferred Stock--Conversion Rights." If the Depositary Shares represented by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Depositary Receipts will be issued by the Depositary for the Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the date of conversion, or if such date is not a trading date, on the next succeeding trading date.

REDEMPTION OF DEPOSITARY SHARES

     At any time on or after           , 2001, and subject to the prior approval
of the Federal Reserve Board, the Company may redeem the Preferred Stock for $100 per share plus accrued and unpaid dividends through the effective date of redemption. If the Preferred Stock is redeemed, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata as nearly as practicable or by lot, or by such other method determined to be fair and appropriate by the Company.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the monies payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     In general, holders of the Depositary Shares or the Preferred Stock will not be entitled to voting rights. See "Description of Capital Stock -- Preferred Stock -- Voting." Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote as discussed below under "Description of Capital Stock -- Preferred Stock -- Voting," the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least 66 2/3% of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary if, among other reasons, (i) all outstanding Depositary Shares have been redeemed or if applicable, converted into Common Stock, or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHANGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

     The transfer agent, registrar, dividend disbursing agent, and redemption agent for the Depositary Shares is State Street Bank & Trust Company. The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 200,000 shares of preferred stock, none of which are outstanding, and 14,000,000 shares of Common Stock, 2,861,399 of which were outstanding as of September 30, 1996. The following is a description of the Company's capital stock.

COMMON STOCK

     Subject to the rights, if any, of holders of any of the Company's preferred stock then outstanding, all voting rights are vested in holders of shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote. Holders of shares of Common Stock are not entitled to cumulative voting rights and have no preemptive right to subscribe for additional securities issuable by the Company.

     Subject to any prior rights of holders of preferred stock then outstanding, holders of the Company's Common Stock are entitled to receive dividends as the Board of Directors may from time to time declare out of funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share pro rata in the assets available for distribution to holders of Common Stock. The outstanding shares of Common Stock are fully paid and non-assessable. The Company's transfer agent is State Street Bank & Trust Company.

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock. The following description of certain provisions of the Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designation relating to the Preferred Stock, a copy of which has been filed as an exhibit to the Registration Statement.

     DIVIDENDS. Holders of the Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of the Company, out of assets of the
Company legally available for payment, cash dividends at the rate of      % of
the liquidation preference per annum (equivalent to $       per annum per
Depositary Share). Dividends will be calculated on the basis of a 360 day year consisting of twelve 30 day months and will be payable quarterly on the last
business day of each January, April, July, and October, commencing           ,
1997. The initial dividend will be $       (equivalent to $       per Depositary
Share). Dividends on the Preferred Stock will be cumulative from the date of initial issuance. Each dividend will be payable to holders of record as they appear on the stock register of the Company on the record dates fixed by the Board of Directors of the Company.

     If at any time there shall be outstanding shares of any other series of preferred stock ranking junior to or on parity with the Preferred Stock as to dividends, no dividends shall be declared or paid or set apart for payment on any such other series for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of such dividends. If dividends on the Preferred Stock and on any other series of preferred stock ranking on parity as to dividends with the Preferred Stock are in arrears, in making any dividend payment on account of such arrearages, the Company shall make payments ratably upon all outstanding shares of the Preferred Stock and shares of such other series of preferred stock in proportion to the respective amounts of dividends in arrears on the Preferred Stock and on such other series of preferred stock to the date of such dividend payment. Holders of shares of the Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

     No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Preferred Stock which may be in arrears. Unless full cumulative dividends on all outstanding shares of the Preferred Stock shall have been paid or declared and set aside for payment for all past dividend periods, no dividend (other than a dividend in Common Stock or in any other stock ranking junior to the Preferred Stock as to dividends and upon liquidation) shall be declared upon the Common Stock or upon any other stock ranking junior to the Preferred Stock as to dividends and upon liquidation, nor shall any Common Stock or any other stock of the Company ranking junior to or on parity with the Preferred Stock as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation).

     CONVERSION RIGHTS. Shares of the Preferred Stock will be convertible at any time at the option of the holder into shares of Common Stock of the Company at a
conversion price of $       per share of Common Stock (equivalent to a
conversion rate of      share of Common Stock for each Depositary Share),
subject to adjustment as described below (except that a share of Preferred Stock that has been called for redemption will be convertible up to and including but not after the close of business on the tenth day preceding the date fixed for redemption).

     The conversion price is subject to adjustment upon certain events, including: the issuance of Common Stock of the Company as a dividend or distribution on shares of Common Stock; subdivisions, combinations or reclassifications of outstanding shares of Common Stock; the issuance to holders of Common Stock generally of rights or warrants to subscribe for Common Stock at less than the then current market price; or the distribution to holders of the Common Stock of evidences of indebtedness, assets (excluding cash dividends or distributions payable out of consolidated earnings or earned surplus), or rights or warrants to subscribe for securities of the Company other than those mentioned above.

     In the case of (i) any consolidation or merger to which the Company is a party (other than one in which the Company is the surviving corporation), (ii) a sale, lease or conveyance of the assets of the Company as, or substantially as, an entirety, or (iii) any statutory exchange of securities with another corporation, there will be no adjustment of the conversion price, but the holder of each share of Preferred Stock then outstanding will have the right thereafter to convert such share into the kind and amount of securities, cash, or other property that the holder would have owned or been entitled to receive immediately after such consolidation, merger, statutory exchange, sale or conveyance if such share had been converted immediately before the effective date of such consolidation, merger, statutory exchange, sale or conveyance.

     Any accrued and unpaid dividends at the time of conversion will be paid by the Company in either cash or additional shares of Common Stock, as determined by the Company, unless the Depositary Shares surrendered for conversion have been called for redemption, in which event such accrued and unpaid dividends at the time of conversion will be paid by the Company in cash.

     No adjustment of the conversion price will be required to be made in any case unless the adjustment amounts to one percent or more of the conversion price, but any adjustment not made by reason of this limitation will be required to be carried forward and taken into account in any subsequent adjustments.

     REDEMPTION. Shares of Preferred Stock will not be redeemable prior to
          , 2001. Thereafter, the shares of Preferred Stock will be redeemable at the option of the Company, subject to the approval of the Federal Reserve Board, in whole or in part, at any time or from time to time, on not less than 30 nor more than 60 days' notice by mail, at a redemption price of $100 per share (equivalent to $25 per Depositary Share) plus accrued and unpaid dividends to the redemption date. The Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Preferred Stock.

     At its election, the Company, before the redemption date, may deposit the funds for such redemption, in trust, with a designated depositary and authorize such depositary to complete the redemption, and, after such deposit, all rights of the holders of Preferred Stock and related Depositary Shares so called for redemption shall cease, except the right to convert up to the close of business on the tenth day prior to a redemption date and to receive the redemption price. However, as and to the extent that the Company or the Depositary is required or permitted under the abandoned property laws of any jurisdiction to escheat any redemption funds held for the benefit of any holder, the Company and the Depositary shall be absolved of any further liability or obligation to such holder to the fullest extent provided by law. Notwithstanding the foregoing, if any dividends on the Preferred Stock are in arrears, no shares of Preferred Stock or Depositary Shares may be redeemed unless all outstanding shares of Preferred Stock are simultaneously redeemed, and the Company shall not purchase or otherwise acquire any shares of Preferred Stock or Depositary Shares; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock or Depositary Shares by the Company pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock or Depositary Shares.

     If a notice of redemption has been given, from and after the redemption date for the shares of Preferred Stock called for redemption (unless default shall be made by the Company in providing money for the payment of the redemption price of the shares so called for redemption), dividends on the Preferred Stock so called for redemption shall cease to accrue and such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as shareholders of the Company (except the right to receive the redemption price) shall cease. Upon surrender in accordance with such notice of the certificates representing any shares to be redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), the redemption price set forth above shall be paid out of funds provided by the Company. If fewer than all of the shares represented by any such certificates are redeemed, a net certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

     LIQUIDATION RIGHTS. In the event of any voluntary or involuntary dissolution, liquidation, or winding up of the Company, the holders of the Preferred Stock will be entitled to receive and to be paid out of assets of the Company available for distribution to its stockholders, before any payment or distribution is made to holders of Common Stock or any other class of stock ranking junior to the Preferred Stock upon liquidation, a liquidating distribution of $100 per share of Preferred Stock (equivalent to $25 per Depositary Share) plus accrued and unpaid dividends. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Preferred Stock will have no right or claim to any of the remaining assets of the Company. If, upon any voluntary or involuntary dissolution, liquidation, or winding up of the Company, the amounts payable with respect to the Preferred Stock and any other shares of stock of the Company ranking as to any such distribution on parity with the Preferred Stock are not paid in full, the holders of the Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective distributable amounts to which they are entitled. Neither the sale of the assets of the Company substantially as an entirety, nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation, or winding up, voluntary or involuntary, of the Company. The Company may in the future issue additional series of preferred stock ranking on parity with the Preferred Stock, either as to payment of dividends or upon any distribution of assets in a liquidation of the Company.

     VOTING. Except as otherwise required by applicable law or as described below, holders of the Depositary Shares or the Preferred Stock will not be entitled to vote on any matter, including but not limited to any merger, consolidation or transfer of assets, and will not be entitled to notice of any meeting of shareholders of the Company. Whenever the approval or other action of holders of the Preferred Stock is required by applicable law or by the Articles of Incorporation, each share of the Preferred Stock will be entitled to one vote, and except as described below, the affirmative vote of a majority of such shares at a meeting at which a majority of such shares are present or represented will be sufficient to constitute such approval or other action. Holders of Depositary Shares will be entitled to vote the shares of Preferred Stock which their Depositary Shares represent. See "Description of Depositary Shares."

     The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Preferred Stock is required to amend the Articles of Incorporation of the Company to create or authorize any class of stock ranking prior to the Preferred Stock in respect of dividends or distribution of assets on liquidation or otherwise alter or abolish the liquidation preferences or any other preferential right of the Preferred Stock, reduce the redemption price to otherwise alter any redemption rights of the Preferred Stock, alter or abolish any right of the Preferred Stock to receive dividends, or exclude or limit the voting rights as to these matters.

     If at any time the Company falls in arrears in the payment of dividends on the Preferred Stock in an aggregate amount at least equal to the full accrued dividends for six quarterly dividend periods, the number of directors will be increased by two and the holders of the Preferred Stock (and all classes of preferred stock ranking on parity thereto), voting separately as a single class, will have the right to elect two directors to fill the positions so created, and such right will continue until all dividends in arrears for any past dividend period have been paid in full.

     Under regulations adopted by the Federal Reserve Board, if the holders of the Preferred Stock become entitled to vote for the election of directors because dividends on the Preferred Stock are in arrears, the series may then be deemed a "class of voting securities", and a holder of, or a person seeking to acquire, 25% or more of the shares of Preferred Stock (or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over the Company), may then be required to seek the approval of the Federal Reserve Board to become a bank holding company under the BHCA. If the holder fails to receive approval, the holder would be required to sell some or all of the shares of Preferred Stock. In addition, at such time as the Preferred Stock is deemed a class of voting securities, any other bank holding company may be required to obtain the approval of the Federal Reserve Board to retain or acquire 5% or more of the series, and any person other than a bank holding company may be required by the Change in Bank Control Act to obtain the prior approval the Federal Reserve Board to acquire 10% or more of the Preferred Stock.

     OTHER FEATURES OF PREFERRED STOCK. Holders of the Preferred Stock will have no preemptive rights. Shares of Preferred Stock, when issued, will be validly issued, fully paid and nonassessable. The Depositary Shares have been approved for quotation on the Nasdaq National Market under the symbol "IBCPP."

     Because the Company is a holding company, its rights and the rights of holders of its securities, including the holders of Preferred Stock, to participate in the assets of any subsidiary Bank upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors and preferred shareholders, if any, except to the extent the Company may itself be a creditor with recognized claims against the subsidiary or the holder of preferred shares, if any, of the subsidiary.

GENERAL

     The Company's Articles of Incorporation and the Michigan Business Corporation Act contain provisions which could be utilized by the Company to impede any efforts to acquire control of the Company, namely:

     Classified Board of Directors. The Company's Articles of Incorporation provide for the division of the Board of Directors into three classes with staggered three-year terms of office. Accordingly, because a person considering the acquisition of voting control of the Company could not necessarily obtain majority control of the Board of Directors until the second annual meeting of the Company's shareholders following the acquisition of voting control, such a person might be dissuaded from seeking to obtain voting control of the Company.

     Michigan Fair Price Provisions. Chapter 7A of the Michigan Business Corporation Act impacts certain business combinations involving Michigan corporations such as the Company. Except in cases in which certain minimum price, form of consideration, and procedural requirements are satisfied or for certain transactions that may be approved in advance by the Company's Board of Directors, higher than normal voting requirements are imposed with respect to various transactions involving persons who own ten percent or more of the Company's voting stock (referred to as "Interested Shareholders"). Transactions to which the higher voting requirements apply require an advisory statement from the Board of Directors and must be approved by not less than 90% of the votes of each class of stock entitled to vote and by not less than two-thirds of the votes, other than the votes of Interested Shareholders who are (or whose affiliates are) a party to the proposed transaction or an affiliate of the Interested Shareholders, of each class entitled to vote.

     Michigan Shareholder Equity Provisions. Chapter 7B of the Michigan Business Corporation Act affects the voting rights of persons who acquire more than 20%, 33 1/3%, or 50 percent of a Michigan corporation's voting stock (referred to as "Control Shares"). Chapter 7B denies shareholder voting rights to those persons or entities who make purchase offers or investors who increase their holdings above any of the Control Share levels, unless they are granted voting rights by a majority vote of all disinterested shareholders (shareholders excluding the bidders or owners of Control Shares and the corporation's management). If the shareholders do not elect to grant voting rights to Control Shares, under certain circumstances, the Control Shares may become subject to redemption.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the principal federal income tax considerations relevant to holders of the Depositary Shares or the underlying Preferred Stock. This summary is qualified in its entirety by reference to, and is based upon, laws, regulations, rulings and decisions in effect on the date of this Prospectus and as those laws, regulations, rulings and decisions were interpreted on such date. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax law (for example, banks, dealers in securities, life insurance companies, tax-exempt organizations and foreign taxpayers), or any aspect of state, local or foreign tax laws.

DEPOSITARY SHARES

     Owners of Depositary Shares will be treated for federal income tax purposes as if they were owners of the Preferred Stock represented by such Depositary Shares and, accordingly, will be entitled to take into account for federal income tax purposes income and deductions to which they would be entitled if they were holders of such Preferred Stock. In addition, under current law, (i) no gain or loss will be recognized for federal income tax purposes upon the withdrawal of Preferred Stock in exchange for Depositary Shares as provided in the Deposit Agreement, (ii) the tax basis of each share of Preferred Stock to an exchanging owner of Depositary Shares will, upon such exchange, be the same as the aggregate tax basis of the Depositary Shares exchanged therefor, and (iii) the holding period for shares of the Preferred Stock in the hands of any exchanging owner of Depositary Shares who held such Depositary Shares as a capital asset at the time of the exchange thereof for Preferred Stock will include the period during which such person owned such Depositary Shares.

SALE OR EXCHANGE OF PREFERRED STOCK

     A holder of Preferred Stock who sells or exchanges such shares will recognize gain or loss equal to the difference between the amount realized and the basis in the shares sold. Such gain or loss generally will be capital gain or loss so long as the shares were held as a capital asset at the time of the sale or exchange.

CONVERSION OF SHARES OF PREFERRED STOCK

     Holders of shares of Preferred Stock who exercise their right to convert such shares into shares of Common Stock will not recognize any gain or loss on the conversion. The basis of the shares of Common Stock received on the conversion will be the same as the basis of the shares of Preferred Stock surrendered. The holding period for the shares of Common Stock received on the conversion will include the holding period for the shares of Preferred Stock surrendered.

RECEIPT OF CASH IN LIEU OF FRACTIONAL SHARES

     Holders of the Preferred Stock who receive cash in lieu of fractional shares upon conversion of the Preferred Stock will be treated as if they had received fractional shares of Common Stock and such fractional shares were redeemed by the Company immediately thereafter. Under the Code section applicable to redemptions, a stockholder who receives cash in a redemption that qualifies as a "sale or exchange" will recognize capital gain or loss equal to the difference between the amount of cash received and the tax basis of the fractional shares. Any capital gain or capital loss resulting from the receipt of cash in lieu of fractional shares will be long term if such stockholder has held the Preferred Stock for more than one year.

     Under the rules of Section 302 of the Code, if the receipt of cash in lieu of fractional shares pursuant to the conversion does not constitute a "sale or exchange" with respect to a given stockholder, then the cash received by the stockholder in lieu of fractional shares would be treated as a dividend to the extent that the Company has current and/or accumulated earnings and profits.

CONSTRUCTIVE STOCK DISTRIBUTIONS

     Treasury regulations issued under Section 305 of the Internal Revenue Code of 1986, as amended, treat as taxable events certain constructive distributions of stock with respect to stock and convertible securities. An adjustment in the conversion price of the Preferred Stock to reflect taxable distributions on Common Stock (but not stock splits or nontaxable stock dividends) may be treated as a constructive distribution of stock that is taxable as a dividend to the extent that the Company has current and/or accumulated earnings and profits.

     PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF ACQUIRING, HOLDING, CONVERTING, AND DISPOSING OF THE DEPOSITARY SHARES, PREFERRED STOCK AND COMMON STOCK ISSUABLE UPON CONVERSION THEREOF.

                                  UNDERWRITING

     Stifel, Nicolaus & Company, Incorporated (the "Underwriter") has agreed, subject to the terms and conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, to purchase from the Company 600,000 Depositary Shares at the initial offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligation of the Underwriter is subject to certain conditions precedent, and that the Underwriter is committed to purchase all of such Depositary Shares, if any are purchased.

     The Underwriter proposes initially to offer the Depositary Shares to the public on the terms set forth on the cover page of this Prospectus. The Underwriter may allow to selected dealers a concession of not more than $
per Depositary Share, and the Underwriter may allow, and such dealer may
reallow, a concession of not more than $     to certain other dealers. After the
initial offering, the offering price and other selling terms may be changed by the Underwriter. No reduction in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus. The Depositary Shares are offered subject to receipt and acceptance by the Underwriter, and to certain other conditions, including the right to reject an order in whole or in part.

     The Company has granted an option to the Underwriter, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 90,000 additional Depositary Shares to cover over-allotments, if any, at the same price per Depositary Share as the initial 600,000 Depositary Shares to be purchased by the Underwriter. The Underwriter may purchase such Depositary Shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriter may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Preferred Stock offered hereby will be passed upon for the Company by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan. Certain legal matters will be passed upon for the Underwriter by Bryan Cave LLP, St. Louis, Missouri.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1994, and for each of the years in the three year period ended December 31, 1995 included herein and incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and incorporated herein by reference. The consolidated financial statements of the Company are included and incorporated herein in reliance upon such report given upon the authority of such firm as an expert in auditing and accounting.

     The consolidated financial statements of North Bank Corporation as of December 31, 1995 and 1994, and for each of the years in the three year period ended December 31, 1995 included herein and incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Crowe, Chizek and Company LLP, independent accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and incorporated herein by reference. The consolidated financial statements of North Bank Corporation are included and incorporated herein in reliance upon such report given upon the authority of such firm as an expert in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (which can be found at http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits thereto and documents incorporated by reference, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The statements contained in this Prospectus concerning the contents of any contract or other document referred to are not necessarily complete. Where such contract or other document is an exhibit to the Registration Statement, each statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's annual report on Form 10-K for the year ended December 31, 1995, its quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, and its current report on Form 8-K, dated June 6, 1996 (as amended August 9, 1996), and which have been filed by the Company with the Commission (File No. 0-7818), are incorporated herein by reference.

     Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Upon request, the Company will provide, without charge, copies of any documents incorporated by reference herein (other than certain exhibits) to any person to whom a Prospectus is delivered. Requests for such copies should be directed to William R. Kohls, Secretary, Independent Bank Corporation, 230 West Main Street, Ionia, Michigan 48846, telephone (616) 527-9450.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT BANK CORPORATION AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 1995 and 1994.........................   F- 2
Consolidated Statements of Operations for each of the years ended December 31, 1995,
  1994 and 1993......................................................................   F- 3
Consolidated Statements of Cash Flows for each of the years ended December 31, 1995,
  1994 and 1993......................................................................   F- 4
Consolidated Statements of Shareholders' Equity for each of the years ended December
  31, 1995, 1994 and 1993............................................................   F- 5
Notes to Consolidated Financial Statements...........................................   F- 6
Independent Auditors Report..........................................................   F-21
INDEPENDENT BANK CORPORATION UNAUDITED CONSOLIDATED INTERIM
  FINANCIAL STATEMENTS
Consolidated Balance Sheet as of September 30, 1996 (unaudited)......................   F-22
Consolidated Statements of Operations for the nine months ended September 30, 1996
  and 1995 (unaudited)...............................................................   F-23
Consolidated Statements of Cash Flows for the nine months ended September 30, 1996
  and 1995 (unaudited)...............................................................   F-24
Consolidated Statements of Stockholders Equity for the nine months ended September
  30, 1996 and 1995 (unaudited)......................................................   F-25
Notes to Interim Consolidated Financial Statements (unaudited).......................   F-26
NORTH BANK CORPORATION CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants....................................................   F-27
Consolidated Balance Sheets as of December 31, 1995 and 1994.........................   F-28
Consolidated Statements of Income for the years ended December 31, 1995,
  1994 and 1993......................................................................   F-29
Consolidated Statements of Changes in Shareholders' Equity for the years ended
  December 31, 1995, 1994 and 1993...................................................   F-30
Consolidated Statements of Cash Flows for the years ended December 31, 1995,
  1994 and 1993......................................................................   F-31
Notes to Consolidated Financial Statements...........................................   F-32

                          INDEPENDENT BANK CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                      YEAR ENDED
                                                                                     DECEMBER 31
                                                                             ----------------------------
                                                                                 1995            1994
                                                                             ------------    ------------
                                  ASSETS
Cash and Cash Equivalents
  Cash and due from banks.................................................   $ 17,208,000    $ 22,869,000
  Federal funds sold......................................................                        850,000
                                                                             ------------    ------------
           Total Cash and Cash Equivalents................................     17,208,000      23,719,000
                                                                             ------------    ------------
Securities available for sale.............................................     87,553,000      52,756,000
Securities held to maturity (fair value of $29,031,000 at December 31,
  1995; $77,450,000 at December 31, 1994).................................     27,906,000      77,721,000
Federal Home Loan Bank stock, at cost.....................................      7,710,000       3,433,000
Loans held for sale.......................................................     16,047,000       5,933,000
Loans
  Commercial and agricultural.............................................    108,879,000     103,984,000
  Real estate mortgage....................................................    225,900,000     166,794,000
  Installment.............................................................     83,265,000      65,947,000
                                                                             ------------    ------------
           Total Loans....................................................    418,044,000     336,725,000
  Allowance for loan losses...............................................     (5,243,000)     (5,054,000)
                                                                             ------------    ------------
           Net Loans......................................................    412,801,000     331,671,000
Property and equipment, net...............................................      9,931,000       9,493,000
Accrued income and other assets...........................................     10,991,000      11,485,000
                                                                             ------------    ------------
           Total Assets...................................................   $590,147,000    $516,211,000
                                                                             ============    ============
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Non-interest bearing....................................................   $ 46,168,000    $ 48,641,000
  Savings and NOW.........................................................    215,336,000     227,137,000
  Time....................................................................    150,120,000     133,693,000
                                                                             ------------    ------------
           Total Deposits.................................................    411,624,000     409,471,000
  Federal funds purchased.................................................     13,400,000      13,900,000
  Other borrowings........................................................    110,894,000      47,741,000
  Accrued expenses and other liabilities..................................      7,204,000       4,788,000
                                                                             ------------    ------------
           Total Liabilities..............................................    543,122,000     475,900,000
Commitments and contingent liabilities
Shareholders' Equity
  Preferred stock, no par value -- 200,000 shares authorized; none outstanding
  Common stock, $1.00 par value -- 14,000,000 shares authorized; issued and outstanding:
      2,704,038 shares at December 31, 1995 and 2,589,163 shares at
       December 31, 1994..................................................      2,704,000       2,589,000
      Capital surplus.....................................................     19,924,000      16,932,000
      Retained earnings...................................................     23,683,000      22,910,000
      Net unrealized gain (loss) on securities available for sale, net of
       related tax effect.................................................        714,000      (2,120,000)
                                                                             ------------    ------------
           Total Shareholders' Equity.....................................     47,025,000      40,311,000
                                                                             ------------    ------------
               Total Liabilities and Shareholders' Equity.................   $590,147,000    $516,211,000
                                                                             ============    ============

                See notes to consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1994          1993
                                                          -----------   -----------   -----------
INTEREST INCOME
  Interest and fees on loans............................  $37,861,000   $29,107,000   $26,128,000
  Securities available for sale.........................    2,692,000     2,853,000     1,232,000
  Securities held to maturity
     Taxable............................................    3,227,000     3,684,000     4,744,000
     Tax-exempt.........................................    1,781,000     1,716,000     1,731,000
  Other investments.....................................      421,000       460,000       535,000
                                                          -----------   -----------   -----------
       Total Interest Income............................   45,982,000    37,820,000    34,370,000
                                                          -----------   -----------   -----------
INTEREST EXPENSE
  Deposits..............................................   12,470,000    11,092,000    12,027,000
  Other borrowings......................................    5,430,000     1,493,000       278,000
                                                          -----------   -----------   -----------
       Total Interest Expense...........................   17,900,000    12,585,000    12,305,000
                                                          -----------   -----------   -----------
       Net Interest Income..............................   28,082,000    25,235,000    22,065,000
Provision for loan losses...............................      636,000       473,000       657,000
                                                          -----------   -----------   -----------
       Net Interest Income After Provision for Loan
          Losses........................................   27,446,000    24,762,000    21,408,000
                                                          -----------   -----------   -----------
NON-INTEREST INCOME
  Service charges on deposit accounts...................    1,919,000     1,892,000     1,589,000
  Net gains (losses) on asset sales
     Real estate mortgage loans.........................      728,000       249,000       721,000
     Securities.........................................     (120,000)     (174,000)      637,000
  Other income..........................................    1,239,000     1,134,000       951,000
                                                          -----------   -----------   -----------
       Total Non-interest Income........................    3,766,000     3,101,000     3,898,000
                                                          -----------   -----------   -----------
NON-INTEREST EXPENSE
  Salaries and employee benefits........................   12,163,000    10,562,000     9,316,000
  Occupancy, net........................................    1,548,000     1,392,000     1,237,000
  Furniture and fixtures................................    1,345,000     1,248,000       968,000
  Other expenses........................................    6,646,000     6,301,000     6,014,000
                                                          -----------   -----------   -----------
       Total Non-interest Expense.......................   21,702,000    19,503,000    17,535,000
                                                          -----------   -----------   -----------
       Income Before Federal Income Tax.................    9,510,000     8,360,000     7,771,000
Federal income tax expense..............................    2,700,000     2,329,000     2,165,000
                                                          -----------   -----------   -----------
       Net Income.......................................  $ 6,810,000   $ 6,031,000   $ 5,606,000
                                                          ===========   ===========   ===========
Income per common share.................................        $2.38         $2.09         $1.95
Cash dividends declared per common share................        $0.89         $0.72         $0.50

                See notes to consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                            1995           1994           1993
                                                        ------------   ------------   ------------
Net Income............................................  $  6,810,000   $  6,031,000   $  5,606,000
                                                        ------------   ------------   ------------
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM
  OPERATING ACTIVITIES
  Proceeds from sales of loans held for sale..........    51,976,000     38,103,000     50,142,000
  Disbursements for loans held for sale...............   (54,262,000)   (37,411,000)   (49,397,000)
  Provision for loan losses...........................       636,000        473,000        657,000
  Deferred federal income tax expense (credit)........    (1,208,000)       474,000        (13,000)
  Deferred loan fees..................................       109,000       (179,000)        (2,000)
  Depreciation, amortization of intangible assets and
     premiums and accretion of discounts on securities
     and loans........................................     2,247,000      2,494,000      1,875,000
  Net gains on sales of real estate mortgage loans....      (728,000)      (249,000)      (721,000)
  Net (gains) losses on sales of securities...........       120,000        174,000       (637,000)
  Decrease in accrued income and other assets.........       286,000      1,891,000        499,000
  Increase (decrease) in accrued expenses and
     other liabilities................................     2,587,000        373,000       (213,000)
                                                        ------------   ------------   ------------
  Total Adjustments...................................     1,763,000      6,143,000      2,190,000
                                                        ------------   ------------   ------------
       Net Cash from Operating Activities.............     8,573,000     12,174,000      7,796,000
                                                        ------------   ------------   ------------
CASH FLOW FROM INVESTING ACTIVITIES
  Proceeds from sales of securities available for
     sale.............................................    14,054,000     28,384,000     34,341,000
  Proceeds from maturities of securities held to
     maturity.........................................    13,920,000     25,094,000      9,589,000
  Principal payments received on securities available
     for sale.........................................     1,347,000        285,000
  Principal payments received on securities held to
     maturity.........................................     5,116,000      8,866,000     12,868,000
  Purchases of securities available for sale..........      (732,000)   (34,658,000)   (45,589,000)
  Purchases of securities held to maturity............   (19,423,000)   (28,299,000)   (30,389,000)
  Portfolio loans made to customers, net of principal
     payments received................................   (88,906,000)   (54,751,000)     8,134,000
  Acquisitions of banks, less cash received...........                                   3,533,000
  Acquisition of branch office, less cash received....    13,949,000
  Capital expenditures................................    (1,642,000)    (1,283,000)    (2,105,000)
                                                        ------------   ------------   ------------
       Net Cash from Investing Activities.............   (62,317,000)   (56,362,000)    (9,618,000)
                                                        ------------   ------------   ------------
CASH FLOW FROM FINANCING ACTIVITIES
  Net increase (decrease) in total deposits...........   (12,273,000)   (14,149,000)     4,634,000
  Net increase (decrease) in short-term borrowings....      (347,000)    16,252,000       (297,000)
  Proceeds from Federal Home Loan Bank advances.......   104,000,000     44,000,000      6,000,000
  Payments of Federal Home Loan Bank advances.........   (41,000,000)   (10,000,000)
  Proceeds from issuance of long-term borrowings......                                   3,000,000
  Retirement of debt..................................                   (2,750,000)      (250,000)
  Dividends paid......................................    (2,392,000)    (1,926,000)    (1,380,000)
  Proceeds from issuance of common stock..............       138,000         16,000
  Repurchase of common stock..........................      (893,000)      (924,000)
                                                        ------------   ------------   ------------
       Net Cash from Financing Activities.............    47,233,000     30,519,000     11,707,000
                                                        ------------   ------------   ------------
       Net Increase (Decrease) in Cash and Cash
          Equivalents.................................    (6,511,000)   (13,669,000)     9,885,000
Cash and Cash Equivalents at Beginning of Period......    23,719,000     37,388,000     27,503,000
                                                        ------------   ------------   ------------
       Cash and Cash Equivalents at End of Period.....  $ 17,208,000   $ 23,719,000   $ 37,388,000
                                                        ============   ============   ============
Cash paid during the period for
  Interest............................................  $ 17,604,000   $ 12,696,000   $ 12,572,000
  Income taxes........................................     3,110,000      2,366,000      2,466,000
Transfer of loans to other real estate................       555,000        254,000        556,000
Transfer of portfolio loans to held for sale..........     7,100,000
Transfer of securities held to maturity to available
  for sale............................................    52,601,000     19,283,000

                See notes to consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                              NET REALIZED
                                                                             GAIN (LOSS) ON
                                                                               SECURITIES          TOTAL
                                   COMMON        CAPITAL       RETAINED        AVAILABLE       SHAREHOLDERS'
                                   STOCK         SURPLUS       EARNINGS         FOR SALE          EQUITY
                                 ----------    -----------    -----------    --------------    -------------
Balances at January 1, 1993...   $2,590,000    $17,084,000    $14,793,000     $          0      $ 34,467,000
Net income for 1993...........                                  5,606,000                          5,606,000
Cash dividends declared, $.50
  per share...................                                 (1,432,000)                        (1,432,000)
Issuance of 21,477 shares of
  common stock................       21,000        387,000                                           408,000
                                 ----------    -----------    -----------      -----------       -----------
Balances at December 31,
  1993........................    2,611,000     17,471,000     18,967,000                0        39,049,000
Impact of change in accounting
  for securities, net of
  $46,000 of related tax
  effect......................                                                      90,000            90,000
Net income for 1994...........                                  6,031,000                          6,031,000
Cash dividends declared, $.72
  per share...................                                 (2,088,000)                        (2,088,000)
Issuance of 18,356 shares of
  common stock................       18,000        345,000                                           363,000
Repurchase of 40,000 shares of
  common stock................      (40,000)      (884,000)                                         (924,000)
Net change in unrealized gain
  (loss) on securities
  available for sale, net of
  $1,138,000 of related tax
  effect......................                                                  (2,210,000)       (2,210,000)
                                 ----------    -----------    -----------      -----------       -----------
Balances at December 31,
  1994........................    2,589,000     16,932,000     22,910,000       (2,120,000)       40,311,000
Net income for 1995...........                                  6,810,000                          6,810,000
Cash dividends declared, $.89
  per share...................                                 (2,506,000)                        (2,506,000)
5% stock dividend.............      129,000      3,386,000     (3,531,000)                           (16,000)
Issuance of 22,430 shares of
  common stock................       22,000        463,000                                           485,000
Repurchase of 35,900 shares of
  common stock................      (36,000)      (857,000)                                         (893,000)
Transfer of securities held to
  maturity to available for
  sale, net of $443,000 of
  related tax effect..........                                                     859,000           859,000
Net change in unrealized gain
  (loss) on securities
  available for sale, net of
  $1,017,000 of related tax
  effect......................                                                   1,975,000         1,975,000
                                 ----------    -----------    -----------      -----------       -----------
Balances at December 31,
  1995........................   $2,704,000    $19,924,000    $23,683,000     $    714,000      $ 47,025,000
                                 ==========    ===========    ===========      ===========       ===========

                See notes to consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies and practices of Independent Bank Corporation and subsidiaries conform with generally accepted accounting principles and prevailing practices within the banking industry. The following summaries describe the significant accounting and reporting policies that are employed in the preparation of the consolidated financial statements.

     The Banks transact business in the single industry segment of commercial banking. The Banks' activities cover traditional phases of commercial banking, including checking and savings accounts, commercial and agricultural lending, direct and indirect consumer financing, mortgage lending and deposit box services. The principal markets are the rural and suburban communities across lower Michigan that are served by the Banks' branch networks. Subject to established underwriting criteria, the Banks may also participate in commercial lending transactions with certain non-affiliated banks and purchase real estate mortgage loans from third-party originators. The local economies of the communities served by the Banks are relatively stable and reasonably diversified.

     Management is required to make estimates and assumptions in the preparation of the financial statements which affect the amounts reported. Material estimates that are particularly susceptible to changes in the near-term relate to the determination of the allowance for loan losses. While Management uses relevant information to recognize losses on loans, future provisions for related losses may be necessary based on changes in economic conditions and customer circumstances.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Independent Bank Corporation and its subsidiaries. The income, expenses, assets and liabilities of the subsidiaries are included in the respective accounts of the consolidated financial statements, after elimination of all material intercompany accounts and transactions.

     Statements of Cash Flows -- For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods. The Company reports net cash flows for customer loan and deposit transactions.

     Loans Held for Sale -- Loans designated as held for sale are carried at the lower of aggregate amortized cost or market value. Lower of cost or market value adjustments, as well as realized gains and losses, are recorded in current earnings. The Company will adopt Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," ("SFAS #122") on January 1, 1996. SFAS #122 will require the Banks to prospectively recognize rights to service mortgage loans as separate assets. This statement will also require the Banks to assess these mortgage servicing rights for impairment based on the fair value of those rights. The adoption of SFAS #122 on a prospective basis in the first quarter of 1996 is not expected to have a significant effect on the consolidated financial statements.

     Securities -- The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS #115") effective January 1, 1994. Under SFAS #115, the Company is required to classify its securities as trading, held to maturity or available for sale.

     Trading securities are bought and held principally for the purpose of selling them in the near-term and are reported at fair value with realized and unrealized gains and losses included in earnings. The Company does not have any trading securities. Securities classified as held to maturity represent those securities for which the Banks have the positive intent and ability to hold until maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the level yield method. Securities available for sale represent those securities not classified as trading or held to maturity and are reported at fair value with unrealized gains and losses, net of applicable income taxes reported as a separate component of shareholders' equity. Gains and losses realized on the sale of securities available for sale are determined using

                          INDEPENDENT BANK CORPORATION

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED the specific identification method and are recognized on a trade-date basis. Premiums and discounts are recognized in interest income computed on the level yield method.

     The Company adopted Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," ("SFAS #119") effective December 31, 1994. SFAS #119 requires disclosure about off-balance sheet financial instruments.

     Loan Revenue Recognition -- Interest on loans is accrued based on the principal amounts outstanding. The accrual of interest income is discontinued when a loan becomes 90 days past due and the borrower's capacity to repay the loan and collateral values appear insufficient. A non-accrual loan may be restored to accrual status when interest and principal payments are current and the loan appears otherwise collectible.

     Certain loan fees, net of direct loan origination costs, are deferred and recognized as an adjustment of yield over the life of the related loan. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized over the life of the loan as an adjustment of yield. Fees on commitments that expire unused are recognized at expiration. Fees received for a letter of credit are recognized as fee revenue over its life.

     Allowance for Loan Losses -- Some loans may not be repaid in full. Therefore, an allowance for loan losses is maintained at a level which management has determined to be adequate to absorb inherent losses. Management's assessment of the allowance is based on prior years' loss experience, general economic conditions and trends, as well as the review of specific loans. Increases in the allowance are recorded by a provision for loan losses charged to expense and, although management periodically allocates portions of the allowance to specific loans and loan portfolios, the entire allowance is available for any charge-offs which occur. Collection efforts may continue and future recoveries may occur after a loan is charged-off.

     The Company has adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," ("SFAS #114"). SFAS #114, which has been subsequently amended by SFAS #118, requires the Company to measure its investment in certain impaired loans based on one of three methods: the loan's observable market price, the fair value of the collateral or the present value of expected future cash flows discounted at the loan's effective interest rate. The adoption of this Statement in 1995 did not have a significant effect on the allowance for loan losses.

     Property and Equipment -- Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets.

     Other Real Estate -- Other real estate represents properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. Prior to 1995, loan collateral which had been in-substance foreclosed was included in other real estate. A portion of these properties has been sold on land contract or financed at below market terms. The carrying values of these properties are periodically evaluated and are adjusted to the lower of cost or fair value minus estimated costs to sell. Other real estate and repossessed assets totaling $760,000 and $1,381,000 at December 31, 1995 and 1994, respectively, are included in other assets.

     Intangible Assets -- Goodwill, which represents the excess of the purchase price over the fair value of net tangible assets acquired, is amortized on a straight-line basis over the period of expected benefit, generally 12 to 20 years. Goodwill totaled $1,099,000 and $1,188,000 as of December 31, 1995 and 1994, respectively. Other intangible assets are amortized using both straight-line and accelerated methods over 12 to 15 years. Other intangibles amounted to $1,407,000 and $1,096,000 as of December 31, 1995 and 1994,
respectively.

                          INDEPENDENT BANK CORPORATION

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
     Income Taxes -- Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS #109") with no material impact on the financial statements. SFAS #109 required that the Company employ the asset and liability method of accounting for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under the asset and liability method, the effect of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is subject to a valuation allowance for that portion of the asset for which it is more likely than not that it will not be realized.

     The Company and its subsidiaries file a consolidated federal income tax return. Intercompany tax liabilities are settled as if each subsidiary filed a separate return.

     Common Stock -- At December 31, 1995, 46,387 shares of common stock were reserved for issuance under the Incentive Share Grant Plan, 26,089 shares of common stock were reserved for issuance under the dividend reinvestment plan and 128,275 shares of common stock were reserved for issuance under stock option plans.

     Earnings Per Share -- Earnings per share is based on 2,861,898 average shares and equivalents outstanding in 1995, 2,890,368 in 1994 and 2,878,386 in 1993. Per share data has been adjusted to give retroactive effect to 5% stock dividends in 1996 and 1995.

     Retirement Plans -- The Company maintains an employee stock ownership plan as well as a 401(k) plan for substantially all full-time employees.

     Reclassification -- Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

NOTE 2 -- ACQUISITIONS

     On March 7, 1994, KSB Financial, Inc., ("KSB") merged with the Company. As a result, The Kingston State Bank became a subsidiary of the Company. The Company issued 225,649 shares of common stock in exchange for all of the outstanding common stock of KSB. The merger was accounted for as a pooling of interests and, accordingly, the accompanying financial statements were restated to include the accounts and operations of KSB for all periods prior to the merger.

     Separate results of operations of the combining entities as of December 31, follows:

                                                                         1994           1993
                                                                      -----------    -----------
Net Interest Income After Provision For Loan Losses
  Independent Bank Corporation.....................................   $24,427,000    $19,606,000
  KSB Financial, Inc. .............................................       335,000      1,802,000
                                                                      -----------    -----------
     Total.........................................................   $24,762,000    $21,408,000
                                                                      ===========    ===========
Net Income
  Independent Bank Corporation.....................................   $ 6,021,000    $ 5,376,000
  KSB Financial, Inc. .............................................        10,000        230,000
                                                                      -----------    -----------
     Total.........................................................   $ 6,031,000    $ 5,606,000
                                                                      ===========    ===========

     In October 1993, the Company acquired American Home Bank ("American") and Pioneer Bank ("Pioneer"). Cash consideration totaled $2,518,000 and $4,589,000 respectively. The transactions were accounted for as purchases and, accordingly, the assets acquired and the liabilities assumed were recorded at

                          INDEPENDENT BANK CORPORATION

NOTE 2 -- ACQUISITIONS -- CONTINUED
fair value. The Company's results of operations include revenues and expenses relating to American and Pioneer since September 30, 1993.

     The pro-forma information presented in the following table is based on historical results of the Company, American and Pioneer. The information has been combined to present the results of operations as if the acquisitions had occurred at the beginning of the period presented. The following pro-forma results for the year ended December 31 are not necessarily indicative of the results which would have actually been attained if the acquisitions had been consummated in the past or what may be attained in the future.

                                                                                     1993
                                                                                  -----------
                                                                                  (UNAUDITED)
Total revenue..................................................................   $42,700,000
Net income.....................................................................     5,700,000
Earnings per share.............................................................          1.98

NOTE 3 -- PENDING ACQUISITION

     On February 2, 1996, the Company entered into a definitive agreement to merge with North Bank Corporation ("NBC"). As a result, North Bank will become a subsidiary of the Company. Cash consideration is anticipated to approximate $16,300,000. At December 31, 1995, NBC had total assets and loans of $153,600,000 and $91,200,000 (unaudited), respectively. The transaction is subject to approval by NBC shareholders and the Federal Reserve Board and will be accounted for as a purchase. Accordingly, the assets acquired and the liabilities assumed will be recorded at fair value. Goodwill is anticipated to approximate $6,000,000.

NOTE 4 -- RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Banks' legal reserve requirements were satisfied by maintaining non-interest earning vault cash balances of $2,661,000 in 1995 and $2,547,000 in 1994. The Banks do not maintain compensating balances with correspondent banks.

NOTE 5 -- SECURITIES

     Securities available for sale consist of the following at December 31:

                                                                     UNREALIZED
                                                AMORTIZED     ------------------------       FAIR
                                                  COST          GAINS         LOSSES         VALUE
                                               -----------    ----------    ----------    -----------
1995
  U.S. Treasury.............................   $23,189,000    $  188,000    $  105,000    $23,272,000
  U.S. Government agencies..................     6,557,000        79,000        13,000      6,623,000
  Mortgage-backed securities................    37,238,000       661,000       177,000     37,722,000
  Obligations of states and political
     subdivisions...........................     8,682,000       608,000                    9,290,000
  Other securities..........................    10,805,000         2,000       161,000     10,646,000
                                               -----------    ----------    ----------    -----------
     Total..................................   $86,471,000    $1,538,000    $  456,000    $87,553,000
                                               ===========    ==========    ==========    ===========
1994
  U.S. Treasury.............................   $36,099,000                  $1,375,000    $34,724,000
  Mortgage-backed securities................    12,718,000                   1,034,000     11,684,000
  Other securities..........................     7,151,000                     803,000      6,348,000
                                               -----------    ----------    ----------    -----------
     Total..................................   $55,968,000    $        0    $3,212,000    $52,756,000
                                               ===========    ==========    ==========    ===========

                          INDEPENDENT BANK CORPORATION

NOTE 5 -- SECURITIES -- CONTINUED
     Securities held to maturity consist of the following at December 31:

                                                                     UNREALIZED
                                                AMORTIZED     ------------------------       FAIR
                                                  COST          GAINS         LOSSES         VALUE
                                               -----------    ----------    ----------    -----------
1995
  U.S. Government agencies..................   $ 2,559,000    $   70,000                  $ 2,629,000
  Mortgage-backed securities................     4,487,000        13,000    $   18,000      4,482,000
  Obligations of states and political
     subdivisions...........................    20,142,000     1,074,000        12,000     21,204,000
  Other securities..........................       718,000                       2,000        716,000
                                               -----------    ----------    ----------    -----------
     Total..................................   $27,906,000    $1,157,000    $   32,000    $29,031,000
                                               ===========    ==========    ==========    ===========
1994
  U.S. Treasury.............................   $ 5,738,000    $    5,000    $  223,000    $ 5,520,000
  U.S. Government agencies..................    11,004,000                     371,000     10,633,000
  Mortgage-backed securities................    26,545,000       136,000       376,000     26,305,000
  Obligations of states and political
     subdivisions...........................    27,240,000       835,000       163,000     27,912,000
  Other securities..........................     7,194,000                     114,000      7,080,000
                                               -----------    ----------    ----------    -----------
     Total..................................   $77,721,000    $  976,000    $1,247,000    $77,450,000
                                               ===========    ==========    ==========    ===========

     The amortized cost and approximate fair value of securities at December 31, 1995, by contractual maturity, follow. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 AVAILABLE FOR SALE             HELD TO MATURITY
                                             --------------------------    --------------------------
                                              AMORTIZED        FAIR         AMORTIZED        FAIR
                                                COST           VALUE          COST           VALUE
                                             -----------    -----------    -----------    -----------
Maturing within one year..................   $13,004,000    $12,939,000    $ 1,187,000    $ 1,189,000
Maturing after one year but within five
  years...................................    19,399,000     19,695,000      9,028,000      9,399,000
Maturing after five years but within ten
  years...................................     9,922,000     10,446,000     10,607,000     11,229,000
Maturing after ten years..................                                   2,591,000      2,726,000
                                             -----------    -----------    -----------    -----------
                                              42,325,000     43,080,000     23,413,000     24,543,000
Mortgage-backed securities................    37,238,000     37,722,000      4,487,000      4,482,000
Other securities..........................     6,908,000      6,751,000          6,000          6,000
                                             -----------    -----------    -----------    -----------
     Total................................   $86,471,000    $87,553,000    $27,906,000    $29,031,000
                                             ===========    ===========    ===========    ===========

     A summary of proceeds from the sale of securities available for sale and realized gains and losses follows:

                                                                             REALIZED    REALIZED
                                                               PROCEEDS       GAINS       LOSSES
                                                              -----------    --------    --------
1995.......................................................   $14,054,000    $  8,000    $128,000
1994.......................................................    28,384,000     228,000     402,000
1993.......................................................    34,341,000     658,000      21,000

     Securities with a book value of $20,816,000 and $10,948,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes as required by law.

     There were no investment obligations of state and political subdivisions that were payable from or secured by the same source of revenue or taxing authority that exceeded 10% of consolidated shareholders' equity at December 31, 1995 or 1994.

                          INDEPENDENT BANK CORPORATION

NOTE 5 -- SECURITIES -- CONTINUED
     During November 1995, the Financial Accounting Standards Board issued a "Guide to Implementation of Statement #115 on Accounting for Certain Investment in Debt and Equity Securities." This guide allowed for a one-time change in the classification of securities pursuant to SFAS #115 as of the date of the implementation guide, but no later than December 31, 1995. As a result, the Banks made a transfer of $52,601,000 to securities available for sale.

NOTE 6 -- LOANS

An analysis of the allowance for loan losses for the years ended December 31 follows:

                                                               1995          1994          1993
                                                            ----------    ----------    ----------
Balance at beginning of period...........................   $5,054,000    $5,053,000    $4,023,000
  Allowance on loans acquired............................                                  756,000
  Provision charged to operating expense.................      636,000       473,000       657,000
  Recoveries credited to allowance.......................      265,000       399,000       331,000
  Loans charged against allowance........................     (712,000)     (871,000)     (714,000)
                                                            ----------    ----------    ----------
Balance at end of period.................................   $5,243,000    $5,054,000    $5,053,000
                                                            ==========    ==========    ==========

     Loans are presented net of deferred income of $1,434,000 at December 31, 1995, and $1,325,000 at December 31, 1994.

     Loans on non-accrual status, 90 days or more past due and still accruing interest, or restructured amounted to $2,560,000, $2,834,000 and $3,213,000 at December 31, 1995, 1994 and 1993, respectively. If these loans had continued to accrue interest in accordance with their original terms, approximately $263,000, $259,000, and $261,000 of interest income would have been realized in 1995, 1994 and 1993, respectively. Interest income accrued on these loans was approximately $64,000, $102,000 and $143,000 in 1995, 1994 and 1993, respectively.

     Impaired loans totaled approximately $3,200,000 at December 31, 1995. In addition to certain non-performing loans, other than homogeneous residential mortgage and installment loans, impaired loans include commercial and agricultural loans totaling $1,800,000 that have been separately identified as impaired. The Banks' average investment in impaired loans approximated $2,300,000 in 1995. Cash receipts on impaired loans on non-accrual status are generally applied to the principal balance. Interest income recognized on impaired loans in 1995 was approximately $70,000. Certain impaired loans with a balance of approximately $700,000 had specific allocations of the allowance for loan losses calculated in accordance with SFAS #114 totaling approximately $250,000 at December 31, 1995. As a result of the implementation of SFAS #114, certain loans that had previously been identified as in-substance foreclosed and classified as other real estate have been transferred to loans at December 31, 1995.

     At December 31, 1995, 1994 and 1993, the Banks serviced loans totaling approximately $124,000,000, $103,500,000 and $78,000,000, respectively, for the benefit of third parties.

                          INDEPENDENT BANK CORPORATION

NOTE 7 -- PROPERTY AND EQUIPMENT

     A summary of property and equipment at December 31 follows:

                                                                         1995           1994
                                                                      -----------    -----------
Land...............................................................   $ 1,662,000    $ 1,409,000
Buildings..........................................................     9,554,000      8,956,000
Equipment..........................................................     7,988,000      7,177,000
                                                                      -----------    -----------
                                                                       19,204,000     17,542,000
Accumulated depreciation and amortization..........................    (9,273,000)    (8,049,000)
                                                                      -----------    -----------
     Property and equipment, net...................................   $ 9,931,000    $ 9,493,000
                                                                      ===========    ===========

NOTE 8 -- DEPOSITS

     A summary of interest expense on deposits for the years ended December 31 follows:

                                                            1995           1994           1993
                                                         -----------    -----------    -----------
Savings and NOW.......................................   $ 5,515,000    $ 4,819,000    $ 4,887,000
Time deposits under $100,000..........................     6,072,000      5,705,000      6,508,000
Time deposits of $100,000 or more.....................       883,000        568,000        632,000
                                                         -----------    -----------    -----------
     Total............................................   $12,470,000    $11,092,000    $12,027,000
                                                         ===========    ===========    ===========

     Aggregate time certificates of deposit and other time deposits in denominations of $100,000 or more amounted to $19,497,000, $11,231,000, and $14,124,000 at December 31, 1995, 1994 and 1993, respectively.

NOTE 9 -- OTHER BORROWINGS

     A summary of other borrowings at December 31 follows:

                                                                         1995           1994
                                                                     ------------    -----------
Advances from Federal Home Loan Bank..............................   $103,000,000    $40,000,000
U.S. Treasury demand notes........................................      1,223,000      1,985,000
Repurchase agreements.............................................      6,666,000      5,752,000
Other.............................................................          5,000          4,000
                                                                     ------------    -----------
     Total........................................................   $110,894,000    $47,741,000
                                                                     ============    ===========

     Advances from the Federal Home Loan Bank ("FHLB") at December 31, 1995 and 1994, are secured by the Banks' unencumbered qualifying mortgage loans as well as U.S. Treasury and government agency

                          INDEPENDENT BANK CORPORATION

NOTE 9 -- OTHER BORROWINGS -- CONTINUED
securities equal to at least 170% of outstanding advances. Maturities and weighted average interest rates are as follows:

                                                              1995                    1994
                                                      --------------------     -------------------
                                                         AMOUNT       RATE       AMOUNT       RATE
                                                      ------------    ----     -----------    ----
Fixed rate advances
  1995.............................................                            $ 3,000,000    6.90%
  1996.............................................   $ 27,000,000    5.61%
  1997.............................................     34,000,000    6.01
  1998.............................................     16,000,000    5.94
                                                      ------------    ----     -----------    ----
     Total fixed rate advances.....................     77,000,000    5.86       3,000,000    6.90
                                                      ------------    ----     -----------    ----
Variable rate advances
  1995.............................................                             37,000,000    6.15
  1996.............................................     15,000,000    5.76
  1997.............................................      4,000,000    5.86
  2000.............................................      7,000,000    6.66
                                                      ------------    ----     -----------    ----
     Total variable rate advances..................     26,000,000    6.02      37,000,000    6.15
                                                      ------------    ----     -----------    ----
     Total advances................................   $103,000,000    5.90%    $40,000,000    6.21%
                                                      ============    ====     ===========    ====

     Interest expense on advances amounted to $3,836,000, $761,000 and $55,000 for the years ending December 31, 1995, 1994 and 1993, respectively.

     As members of the FHLB system, the Banks must own FHLB stock equal to the greater of 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of its total assets, or 5.0% of its outstanding advances. At December 31, 1995, the Banks are in compliance with the FHLB stock ownership requirements.

     The Company also has a $3,000,000 revolving credit agreement secured by the capital stock of one of the Banks. At December 31, 1995, no amounts were outstanding on this revolving credit agreement.

NOTE 10 -- FEDERAL INCOME TAX

     The composition of federal income tax expense for the years ended December 31 follows:

                                                              1995           1994          1993
                                                           -----------    ----------    ----------
Current.................................................   $ 3,908,000    $1,855,000    $2,178,000
Deferred................................................    (1,208,000)      474,000       (13,000)
                                                           -----------    ----------    ----------
     Federal income tax expense.........................   $ 2,700,000    $2,329,000    $2,165,000
                                                           ===========    ==========    ==========

     A reconciliation of federal income tax expense to the amount computed by applying the statutory federal income tax rate of 34% to income before federal income tax for the years ended December 31 follows:

                                                               1995          1994          1993
                                                            ----------    ----------    ----------
Statutory rate applied to income before federal income
  tax....................................................   $3,233,000    $2,842,000    $2,642,000
Tax-exempt interest income...............................     (587,000)     (586,000)     (584,000)
Amortization of goodwill.................................       54,000        58,000        49,000
Other, net...............................................                     15,000        58,000
                                                            ----------    ----------    ----------
     Federal income tax expense..........................   $2,700,000    $2,329,000    $2,165,000
                                                            ==========    ==========    ==========

                          INDEPENDENT BANK CORPORATION

NOTE 10 -- FEDERAL INCOME TAX -- CONTINUED
     The deferred federal income tax benefit of $1,208,000 in 1995, expense of $474,000 in 1994, and benefit of $13,000 in 1993, resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 follow:

                                                                           1995          1994
                                                                        ----------    ----------
Deferred tax assets
  Allowance for loan losses..........................................   $  961,000    $  821,000
  Deferred compensation..............................................      598,000       481,000
  Deferred loan fees.................................................      486,000       458,000
  Deferred credit life premiums......................................      145,000       136,000
  Mortgage servicing fees............................................      112,000       128,000
  Unrealized loss on securities available for sale...................                  1,092,000
  Other..............................................................      443,000       205,000
                                                                        ----------    ----------
     Gross deferred tax assets.......................................    2,745,000     3,321,000
                                                                        ----------    ----------
Deferred tax liabilities
  Unrealized gain on securities available for sale...................      368,000
  Purchase premiums..................................................      134,000       177,000
  Securities and loans marked-to-market for tax purposes.............                    622,000
  Other..............................................................                     27,000
                                                                        ----------    ----------
     Gross deferred tax liabilities..................................      502,000       826,000
                                                                        ----------    ----------
     Net deferred tax assets.........................................   $2,243,000    $2,495,000
                                                                        ==========    ==========

     The Company's aggregate income subject to federal income tax for the three years ended December 31, 1995, totaled approximately $25,600,000. Consequently, Management believes that at December 31, 1995, it is more likely than not that the benefit of the gross deferred tax assets of $2,745,000 will be realized and no valuation allowance is deemed necessary as of December 31, 1995.

NOTE 11 -- EMPLOYEE BENEFIT PLANS

     During 1992, the Company's shareholders approved the adoption of stock option plans for certain employees of the Company and the Banks and for non-employee directors of the Company. An aggregate of 137,800 shares of common stock has been authorized for issuance under the plans. Options granted under these plans are exercisable not earlier than one year after the date of grant, at a price equal to the fair market value of the common stock on the date of grant, and expire five years after the date of grant.

                          INDEPENDENT BANK CORPORATION

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- CONTINUED
     The following table summarizes outstanding grants and stock option transactions:

                                                                            NUMBER      AVERAGE
                                                                              OF        EXERCISE
                                                                            SHARES       PRICE
                                                                            ------      --------
Outstanding at December 31, 1992.........................................   22,050       $13.95
  Granted................................................................   22,050        18.31
  Forfeited..............................................................   (1,103)       14.29
                                                                            ------       ------
Outstanding at December 31, 1993.........................................   42,997        16.18
  Granted................................................................   23,153        18.14
  Exercised..............................................................   (1,103)       14.29
                                                                            ------       ------
Outstanding at December 31, 1994.........................................   65,047        16.91
  Granted................................................................   26,460        22.57
  Exercised..............................................................   (8,435)       16.23
  Forfeited..............................................................   (1,103)       22.22
                                                                            ------       ------
Outstanding at December 31, 1995.........................................   81,969       $18.73
                                                                            ======       ======

     The Company has a 401(k) and an employee stock ownership plan covering substantially all full-time employees of the Company and the Banks. The Company matches employee contributions to the 401(k) up to a maximum of 3% of participating employees' eligible wages. Contributions to the employee stock ownership plan are determined annually and require approval of the Company's Board of Directors. For the years ended December 31, 1995, 1994 and 1993, $704,000, $365,000 and $452,000 respectively, was expensed for these retirement plans.

     Officers of the Company and the Banks participate in various performance-based compensation plans. The 1988 Incentive Share Grant Plan provides that the Board of Directors, at its sole discretion, may award restricted shares of common stock to the participants in the Management Incentive Compensation Plan in lieu of cash bonuses. The market value of such incentive shares at the date of grant must equal twice the amount of the cash incentive otherwise payable. Shares of common stock issued pursuant to the Incentive Share Grant Plan vest over four years. For the years ended December 31, 1995, 1994 and 1993, amounts expensed for all incentive plans totaled $876,000, $633,000, and $784,000, respectively.

     The Company also provides certain health care and life insurance programs to substantially all full-time employees. These insurance programs are available to retired employees at their expense.

     Effective January 1, 1996, the Company will adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS #123"). SFAS #123 encourages companies to adopt a fair value method of accounting for stock compensation plans. Those companies not adopting a fair value method will be required to make pro-forma disclosures of net income and earnings per share as if they had adopted the fair value accounting method. Management anticipates the Company will elect the pro-forma disclosure method.

NOTE 12 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     In the normal course of business, the Banks enter into financial instruments with off-balance sheet risk to meet the financing needs of customers or to reduce exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit, standby letters of credit and interest rate swaps. There were no interest rate swaps in 1995, 1994 and 1993. Financial instruments involve varying degrees of credit and interest rate risk in excess of amounts reflected in the consolidated balance sheets. Exposure to

                          INDEPENDENT BANK CORPORATION

NOTE 12 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK -- CONTINUED credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. Management does not, however, anticipate material losses as a result of these financial instruments.

     A summary of financial instruments with off-balance sheet risk at December 31 follows:

                                                                         1995           1994
                                                                      -----------    -----------
Financial instruments whose risk is represented by contract amounts
  Commitments to extend credit.....................................   $50,821,000    $34,266,000
  Standby letters of credit........................................     2,427,000      2,858,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the commitment amounts do not represent future cash requirements. Commitments are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities.

     Standby letters of credit are written conditional commitments issued by the Banks to guarantee the performance of a customer to a third party, primarily public and private borrowing arrangements. Standby letters of credit generally extend for periods of less than one year. The credit risk involved in such transactions is essentially the same as that involved in extending loan facilities and, accordingly, standby letters of credit are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities.

NOTE 13 -- RELATED PARTY TRANSACTIONS

     Certain directors and executive officers of the Company and the Banks, including companies in which they are officers or have significant ownership, were loan customers of the Banks during 1995 and 1994.

     A summary of loans to directors and executive officers whose borrowing relationship exceeds $60,000, and to entities in which they own a 10% or more voting interest for the years ended December 31 follows:

                                                                         1995           1994
                                                                      -----------    -----------
Balance at beginning of period.....................................   $ 5,322,000    $ 4,765,000
  New loans and advances...........................................     3,265,000      7,145,000
  Repayments.......................................................    (3,900,000)    (6,588,000)
                                                                      -----------    -----------
Balance at end of period...........................................   $ 4,687,000    $ 5,322,000
                                                                      ===========    ===========

                          INDEPENDENT BANK CORPORATION

NOTE 14 -- OTHER OPERATING EXPENSES

     Other operating expenses for the years ended December 31, follow:

                                                               1995          1994          1993
                                                            ----------    ----------    ----------
Loan and collection......................................   $1,030,000    $  626,000    $  724,000
Computer processing......................................      818,000       786,000       674,000
Communications...........................................      791,000       728,000       614,000
Supplies.................................................      561,000       498,000       423,000
State taxes..............................................      537,000       496,000       435,000
Deposit insurance........................................      499,000       966,000       858,000
Legal and professional...................................      307,000       406,000       394,000
Other....................................................    2,103,000     1,795,000     1,892,000
                                                            ----------    ----------    ----------
     Total...............................................   $6,646,000    $6,301,000    $6,014,000
                                                            ==========    ==========    ==========

NOTE 15 -- UNDISTRIBUTED INCOME AND DIVIDEND LIMITATIONS OF SUBSIDIARIES

     Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends the Banks can pay to the Company. At December 31, 1995, using the most restrictive of these conditions for each Bank, the aggregate cash dividends that the Banks can pay the Company without prior approval is approximately $18,930,000. It is not the intent of Management to have dividends paid in amounts which would reduce the capital of the Banks to levels below those which are considered prudent by management and in accordance with guidelines of regulatory authorities.

NOTE 16 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. Many of the Company's financial instruments lack an available trading market. Further, it is the Company's general practice and intent to hold the majority of its financial instruments to maturity. Significant estimates and assumptions were used to determine the fair value of financial instruments. These estimates are subjective in nature, involving uncertainties and matters of judgment, and therefore, fair values cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Estimated fair values have been determined using available data and an estimation methodology that is considered suitable for each category of financial instrument. For assets and liabilities with floating interest rates which reprice frequently and without significant credit risk, it is presumed that estimated fair values approximate the recorded book balances.

     Financial instrument assets actively traded in a secondary market, such as securities, have been valued using quoted market prices while recorded book balances have been used for cash and due from banks and federal funds sold.

     The fair value of loans is calculated by discounting estimated future cash flows using estimated market discount rates that reflect credit and interest rate risk inherent in the loan.

     Financial instruments with stated maturities, such as certificates of deposit, have been valued based on the discounted value of contractual cash flows using a discount rate approximating current market rates for liabilities with similar remaining maturities.

     Financial instrument liabilities with no stated maturities, such as demand deposits, savings, NOW and money market accounts, have a fair value equal to the amount payable on demand.

                          INDEPENDENT BANK CORPORATION

NOTE 16 -- FAIR VALUES OF FINANCIAL INSTRUMENTS -- CONTINUED
     The estimated fair values and recorded book balances at December 31 follow:

                                                               1995                     1994
                                                       ---------------------    ---------------------
                                                       ESTIMATED    RECORDED    ESTIMATED    RECORDED
                                                         FAIR         BOOK        FAIR         BOOK
                                                         VALUE      BALANCE       VALUE      BALANCE
                                                       ---------    --------    ---------    --------
                                                                       (IN THOUSANDS)
ASSETS
  Cash and due from banks...........................   $  17,200    $ 17,200    $  22,900    $ 22,900
  Federal funds sold................................                                  900         900
  Securities available for sale.....................      87,600      87,600       52,800      52,800
  Securities held to maturity.......................      29,000      27,900       77,500      77,700
  Net loans and loans held for sale.................     432,000     428,800      330,700     337,600
LIABILITIES
  Deposits with no stated maturities................   $ 261,500    $261,500    $ 275,800    $275,800
  Deposits with stated maturities...................     150,300     150,100      132,500     133,700
  Other borrowings..................................     124,400     124,300       61,600      61,600

     The fair values for commitments to extend credit and standby letters of credit are estimated to approximate their aggregate book balance.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the entire holdings of a particular financial instrument.

     Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, the value of future earnings attributable to off-balance sheet activities and the value of assets and liabilities that are not considered financial instruments.

     Fair value estimates for deposit accounts do not include the value of the substantial core deposit intangible asset resulting from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

                          INDEPENDENT BANK CORPORATION

NOTE 17 -- INDEPENDENT BANK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

     Presented below are condensed financial statements for the parent company.

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                             DECEMBER 31,
                                                                      --------------------------
                                                                         1995           1994
                                                                      -----------    -----------
                              ASSETS
  Cash and due from banks..........................................   $ 2,761,000    $ 1,865,000
  Investment in subsidiaries.......................................    44,212,000     38,058,000
  Other assets.....................................................     1,713,000      1,667,000
                                                                      -----------    -----------
     Total Assets..................................................   $48,686,000    $41,590,000
                                                                      ===========    ===========
               LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities................................................   $ 1,661,000    $ 1,279,000
  Shareholders' equity.............................................    47,025,000     40,311,000
                                                                      -----------    -----------
     Total Liabilities and Shareholders' Equity....................   $48,686,000    $41,590,000
                                                                      ===========    ===========

                       CONDENSED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                               1995          1994          1993
                                                            ----------    ----------    ----------
OPERATING INCOME
  Dividends from subsidiaries............................   $4,500,000    $5,560,000    $5,426,000
  Management fees from subsidiaries and other income.....    4,248,000     4,028,000     3,362,000
                                                            ----------    ----------    ----------
     Total Operating Income..............................    8,748,000     9,588,000     8,788,000
                                                            ----------    ----------    ----------
OPERATING EXPENSES
  Interest expense.......................................                    120,000        34,000
  Administrative and other expenses......................    5,226,000     4,849,000     4,387,000
                                                            ----------    ----------    ----------
     Total Operating Expenses............................    5,226,000     4,969,000     4,421,000
                                                            ----------    ----------    ----------
     Income Before Federal Income Tax and Undistributed
       Net Income of Subsidiaries........................    3,522,000     4,619,000     4,367,000
Federal income tax credit................................      320,000       310,000       313,000
                                                            ----------    ----------    ----------
     Income Before Equity in Undistributed Net Income of
       Subsidiaries......................................    3,842,000     4,929,000     4,680,000
Equity in undistributed net income of subsidiaries.......    2,968,000     1,102,000       926,000
                                                            ----------    ----------    ----------
     Net Income..........................................   $6,810,000    $6,031,000    $5,606,000
                                                            ==========    ==========    ==========

                          INDEPENDENT BANK CORPORATION

NOTE 17 -- INDEPENDENT BANK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION -- CONTINUED
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1994          1993
                                                          -----------   -----------   -----------
Net Income..............................................  $ 6,810,000   $ 6,031,000   $ 5,606,000
                                                          -----------   -----------   -----------
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM
  OPERATING ACTIVITIES
  Depreciation, amortization of intangible assets and
     premiums, and accretion of discounts on securities
     and loans..........................................      297,000       286,000       215,000
  (Increase) decrease in other assets...................     (604,000)      547,000      (332,000)
  Increase in other liabilities.........................      599,000       298,000       560,000
  Equity in undistributed net income of subsidiaries....   (2,968,000)   (1,102,000)     (926,000)
                                                          -----------   -----------   -----------
       Total Adjustments................................   (2,676,000)       29,000      (483,000)
                                                          -----------   -----------   -----------
       Net Cash from Operating Activities...............    4,134,000     6,060,000     5,123,000
                                                          -----------   -----------   -----------
CASH FLOW FROM INVESTING ACTIVITIES
  Purchase of securities available for sale.............                   (241,000)     (233,000)
  Capital expenditures..................................     (127,000)     (142,000)     (594,000)
  Investment in subsidiaries............................                               (7,214,000)
  Proceeds from sale of property and equipment..........       36,000                      13,000
                                                          -----------   -----------   -----------
       Net Cash from Investing Activities...............      (91,000)     (383,000)   (8,028,000)
                                                          -----------   -----------   -----------
CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term borrowings........                                3,000,000
  Repayment of debt.....................................                 (2,750,000)     (250,000)
  Dividends paid........................................   (2,392,000)   (1,926,000)   (1,380,000)
  Proceeds from issuance of common stock................      138,000        16,000
  Repurchase of common stock............................     (893,000)     (924,000)
                                                          -----------   -----------   -----------
       Net Cash from Financing Activities...............   (3,147,000)   (5,584,000)    1,370,000
                                                          -----------   -----------   -----------
       Net Increase (Decrease) in Cash and Cash
          Equivalents...................................      896,000        93,000    (1,535,000)
Cash and Cash Equivalents at Beginning of Period........    1,865,000     1,772,000     3,307,000
                                                          -----------   -----------   -----------
       Cash and Cash Equivalents at End of Period.......  $ 2,761,000   $ 1,865,000   $ 1,772,000
                                                          ===========   ===========   ===========

                          INDEPENDENT BANK CORPORATION

                          INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
INDEPENDENT BANK CORPORATION
IONIA, MICHIGAN

     We have audited the accompanying consolidated statements of financial condition of Independent Bank Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express our opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Bank Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." As discussed in note 1, the Company changed its method of accounting for investments to adopt the provisions of Financial Accounting Standards Board's SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at January 1, 1994. As discussed in note 1, the Company changed its method of accounting for impaired loans in 1995 to adopt the provisions of Financial Accounting Standards Board's SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures."

KPMG Peat Marwick LLP
Lansing, Michigan
February 1, 1996

                          INDEPENDENT BANK CORPORATION

                       INTERIM CONSOLIDATED BALANCE SHEET

                                                                                 SEPTEMBER 30,
                                                                                     1996
                                                                                 -------------
                                                                                  (UNAUDITED)
                                    ASSETS
Cash and due from banks.......................................................   $  26,601,000
Securities available for sale.................................................     122,487,000
Securities held to maturity (fair value of $27,698,000 at September 30,
  1996).......................................................................      26,874,000
Federal Home Loan Bank stock, at cost.........................................      10,198,000
Loans held for sale...........................................................      10,389,000
Loans
  Commercial and agricultural.................................................     141,747,000
  Real estate mortgage........................................................     310,079,000
  Installment.................................................................     113,592,000
                                                                                  ------------
            Total Loans.......................................................     565,418,000
  Allowance for loan losses...................................................      (6,720,000)
                                                                                  ------------
            Net Loans.........................................................     558,698,000
Property and equipment, net...................................................      16,624,000
Accrued income and other assets...............................................      21,281,000
                                                                                  ------------
            Total Assets......................................................   $ 793,152,000
                                                                                  ============
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Non-interest bearing........................................................   $  68,685,000
  Savings and NOW.............................................................     263,841,000
  Time........................................................................     209,255,000
                                                                                  ------------
            Total Deposits....................................................     541,781,000
Federal funds purchased.......................................................      37,100,000
Other borrowings..............................................................     153,859,000
Accrued expenses and other liabilities........................................       9,679,000
                                                                                  ------------
            Total Liabilities.................................................     742,419,000
                                                                                  ------------
Shareholders' Equity
  Preferred stock, no par value -- 200,000 shares authorized; none outstanding
  Common stock, $1.00 par value -- 14,000,000 shares authorized; issued and
     outstanding: 2,861,399 shares at September 30, 1996......................       2,861,000
  Capital surplus.............................................................      24,256,000
  Retained earnings...........................................................      23,447,000
  Net unrealized gain on securities available for sale, net of related tax
     effect...................................................................         169,000
                                                                                  ------------
            Total Shareholders' Equity........................................      50,733,000
                                                                                  ------------
               Total Liabilities and Shareholders' Equity.....................   $ 793,152,000
                                                                                  ============

            See notes to interim consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             NINE MONTHS
                                                                                ENDED
                                                                            SEPTEMBER 30,
                                                                      --------------------------
                                                                         1996           1995
                                                                      -----------    -----------
                                                                             (UNAUDITED)
INTEREST INCOME
  Interest and fees on loans.......................................   $35,587,000    $27,370,000
  Securities
     Taxable.......................................................     4,873,000      4,572,000
     Tax-exempt....................................................     1,502,000      1,328,000
  Other investments................................................       636,000        264,000
                                                                      -----------    -----------
       Total Interest Income.......................................    42,598,000     33,534,000
                                                                      -----------    -----------
INTEREST EXPENSE
  Deposits.........................................................    11,598,000      9,193,000
  Other borrowings.................................................     5,950,000      3,688,000
                                                                      -----------    -----------
       Total Interest Expense......................................    17,548,000     12,881,000
                                                                      -----------    -----------
       Net Interest Income.........................................    25,050,000     20,653,000
Provision for loan losses..........................................       942,000        477,000
                                                                      -----------    -----------
       Net Interest Income After
          Provision for Loan Losses................................    24,108,000     20,176,000
                                                                      -----------    -----------
NON-INTEREST INCOME
  Service charges on deposit accounts..............................     1,641,000      1,439,000
  Net gains (losses) on asset sales
     Real estate mortgage loans....................................     1,251,000        405,000
     Securities....................................................      (130,000)      (110,000)
  Other income.....................................................     1,219,000        922,000
                                                                      -----------    -----------
       Total Non-interest Income...................................     3,981,000      2,656,000
                                                                      -----------    -----------
NON-INTEREST EXPENSE
  Salaries and employee benefits...................................    11,404,000      8,903,000
  Occupancy, net...................................................     1,458,000      1,135,000
  Furniture and fixtures...........................................     1,337,000        975,000
  Other expenses...................................................     5,605,000      4,884,000
                                                                      -----------    -----------
       Total Non-interest Expense..................................    19,804,000     15,897,000
                                                                      -----------    -----------
       Income Before Federal Income Tax............................     8,285,000      6,935,000
Federal income tax expense.........................................     2,466,000      1,948,000
                                                                      -----------    -----------
       Net Income..................................................   $ 5,819,000    $ 4,987,000
                                                                      ===========    ===========
Net income per common share........................................         $2.02          $1.74
                                                                      ===========    ===========
Cash dividends declared per common share...........................         $0.74          $0.66
                                                                      ===========    ===========

            See notes to interim consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                    ----------------------------
                                                                        1996            1995
                                                                    ------------    ------------
                                                                            (UNAUDITED)
Net Income.......................................................   $  5,819,000    $  4,987,000
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING
  ACTIVITIES
  Proceeds from sales of loans held for sale.....................     78,515,000      33,439,000
  Disbursements for loans held for sale..........................    (69,135,000)    (31,883,000)
  Provision for loan losses......................................        942,000         477,000
  Deferred loan fees.............................................        158,000          23,000
  Depreciation, amortization of intangible assets and premiums and accretion of discounts on investment securities and
     loans.......................................................      1,899,000       1,679,000
  Net losses on sales of securities..............................        130,000         110,000
  Net gains on sales of real estate mortgage loans...............     (1,251,000)       (405,000)
  Increase in accrued income and other assets....................     (7,784,000)       (751,000)
  Increase in accrued expenses and other liabilities.............      1,114,000       1,993,000
                                                                    ------------    ------------
     Total Adjustments...........................................      4,588,000       4,682,000
                                                                    ------------    ------------
       Net Cash from Operating Activities........................     10,407,000       9,669,000
                                                                    ------------    ------------
CASH FLOW FROM INVESTING ACTIVITIES
  Proceeds from sales of securities available for sale...........     15,907,000      13,152,000
  Proceeds from maturities of securities held to maturity........      8,898,000      10,925,000
  Principal payments received on securities available for sale...      6,785,000         863,000
  Principal payments received on securities held to maturity.....        601,000       3,867,000
  Purchases of securities available for sale.....................    (30,839,000)
  Purchases of securities held to maturity.......................       (295,000)    (15,715,000)
  Portfolio loans made to customers net of principal payments
     received....................................................    (63,355,000)    (75,788,000)
  Acquisition of branch office, less cash received...............                     13,949,000
  Acquisition of bank, less cash received........................      9,478,000
  Capital expenditures...........................................     (2,607,000)     (1,133,000)
                                                                    ------------    ------------
       Net Cash from Investing Activities........................    (55,427,000)    (49,880,000)
                                                                    ------------    ------------
CASH FLOW FROM FINANCING ACTIVITIES
  Net decrease in total deposits.................................     (1,378,000)    (15,371,000)
  Net increase in short-term borrowings..........................     20,165,000       6,663,000
  Proceeds from Federal Home Loan Bank advances..................     45,000,000      76,000,000
  Payments of Federal Home Loan Bank advances....................    (17,000,000)    (30,000,000)
  Proceeds from issuance of long-term borrowings.................     10,000,000
  Retirement of debt.............................................       (500,000)
  Dividends paid.................................................     (1,933,000)     (1,758,000)
  Proceeds from issuance of common stock.........................         59,000          81,000
  Repurchase of common stock.....................................                       (755,000)
                                                                    ------------    ------------
       Net Cash from Financing Activities........................     54,413,000      34,860,000
                                                                    ------------    ------------
       Net Increase (Decrease) in Cash and Cash Equivalents......      9,393,000      (5,351,000)
Cash and Cash Equivalents at Beginning of Period.................     17,208,000      23,719,000
                                                                    ------------    ------------
       Cash and Cash Equivalents at End of Period................   $ 26,601,000    $ 18,368,000
                                                                    ============    ============
Cash paid during the period for:
  Interest.......................................................   $ 16,935,000    $ 12,530,000
  Income taxes...................................................      2,990,000       2,150,000
Transfer of loans to other real estate...........................        808,000         367,000

            See notes to interim consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

            INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                      --------------------------
                                                                         1996           1995
                                                                      -----------    -----------
                                                                             (UNAUDITED)
Balance at beginning of period.....................................   $47,025,000    $40,311,000
  Net income.......................................................     5,819,000      4,987,000
  Cash dividends declared..........................................    (2,125,000)    (1,861,000)
  Issuance of common stock.........................................       559,000        430,000
  Repurchase of common stock.......................................                     (755,000)
  Net change in unrealized gain on securities available for sale,
     net of related tax effect.....................................      (545,000)     1,794,000
                                                                      -----------    -----------
Balance at end of period...........................................   $50,733,000    $44,906,000
                                                                      ===========    ===========

            See notes to interim consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     1. In the opinion of management of the Company, the accompanying unaudited consolidated financial statements contain all the adjustments (consisting only of normal recurring accruals) necessary to present fairly the consolidated financial condition of the Company as of September 30, 1996 and the results of operations for the nine-month periods ended September 30, 1996 and 1995.

     2. Management's assessment of the allowance for loan losses is based on an evaluation of the loan portfolio, recent loss experience, current economic conditions and other pertinent factors. Loans on non-accrual status, past due more than 90 days, or restructured amounted to $3,451,000 at September 30, 1996. (See Management's Discussion and Analysis of Financial Condition and Results of Operations).

     3. The provision for income taxes represents federal income tax expense calculated using annualized rates on taxable income generated during the respective periods.

     4. The unaudited pro forma combined results for the Company and NBC set forth below are presented as if the NBC Acquisition had occurred at the beginning of the periods presented.

                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                               --------------------------
                                                                  1996           1995
                                                               -----------    -----------
        Revenues, net.......................................   $51,700,000    $45,800,000
        Net income..........................................     5,600,000      4,600,000
        Net income per common share.........................         $1.93          $1.60

     5. The results of operations for the nine-month period ended September 30, 1996, are not necessarily indicative of the results to be expected for the full year.

     6. The Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," effective January 1, 1996. (See Management's Discussion and Analysis of Financial Condition and Results of Operations).

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
NORTH BANK CORPORATION
HALE, MICHIGAN

     We have audited the accompanying consolidated balance sheets of North Bank Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Bank Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the Corporation changed its methods of accounting for impaired loans in 1995 and investment securities and income taxes in 1993 to conform to new accounting standards. The change in accounting for income taxes was made retroactively to January 1, 1991.

                                          Crowe, Chizek and Company LLP

Grand Rapids, Michigan
March 8, 1996

                             NORTH BANK CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                                             1995        1994
                                                                           --------    --------
                                 ASSETS
Cash and due from banks (Note 3)........................................   $  6,421    $  8,121
Federal funds sold......................................................        200
                                                                           --------    --------
     Total cash and cash equivalents....................................      6,621       8,121
Securities available for sale (Note 4)..................................     48,665      26,503
Securities held to maturity (estimated fair value of $28,755) (Note
  4)....................................................................                 30,584
                                                                           --------    --------
     Total securities...................................................     48,665      57,087
Total loans (Note 5)....................................................     90,331      81,833
Less allowance for loan losses (Note 6).................................       (988)       (949)
                                                                           --------    --------
     Net Loans..........................................................     89,343      80,884
Premises and equipment -- net (Note 7)..................................      5,580       6,047
Accrued interest receivable.............................................      1,102       1,010
Other real estate.......................................................        118         628
Other assets............................................................      1,287       2,496
                                                                           --------    --------
     Total assets.......................................................   $152,716    $156,273
                                                                           ========    ========
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits:
     Noninterest-bearing demand.........................................   $ 17,872    $ 17,189
     Interest-bearing transaction accounts..............................     19,858      19,292
     Savings............................................................     38,444      40,157
     Time (Note 8)......................................................     55,591      47,127
                                                                           --------    --------
          Total deposits................................................    131,765     123,765
  Long-term borrowings (Note 10)........................................      9,000      19,728
  Federal funds purchased...............................................                  1,100
  Accrued interest payable..............................................        516         496
  Other liabilities (Note 11)...........................................        789       1,661
                                                                           --------    --------
     Total liabilities..................................................    142,070     146,750
Shareholders' Equity
  Common stock, no par value, 1,500,000 shares authorized; 482,040 and
     481,478 issued and outstanding in 1995 and 1994, respectively......      1,207       1,204
  Surplus...............................................................      5,635       5,629
  Retained earnings.....................................................      3,841       4,159
  Net unrealized appreciation (depreciation) on available for sale
     securities, net of tax of $19 in 1995 and $585 in 1994 (Note 4)....        (37)     (1,136)
  Minimum pension liability adjustment, net of tax of $171 in 1994 (Note
     11)................................................................                   (333)
                                                                           --------    --------
     Total shareholders' equity.........................................     10,646       9,523
                                                                           --------    --------
          Total liabilities and shareholders' equity....................   $152,716    $156,273
                                                                           ========    ========

          See accompanying notes to consolidated financial statements.

                             NORTH BANK CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       1995       1994      1993
                                                                      -------    ------    ------
INTEREST INCOME
  Loans, including fees............................................   $ 7,765    $6,539    $6,406
  Securities
     Taxable.......................................................     3,002     2,372     2,715
     Tax-exempt....................................................       342       584       814
  Federal funds sold...............................................       124        70        62
                                                                      -------    ------    ------
          Total interest income....................................    11,233     9,565     9,997
INTEREST EXPENSE
  Deposits.........................................................     4,401     3,127     3,917
  Borrowings.......................................................       983       803       226
                                                                      -------    ------    ------
          Total interest expense...................................     5,384     3,930     4,143
                                                                      -------    ------    ------
          Net interest income......................................     5,849     5,635     5,854
Provision for loan losses (Note 6).................................      (307)     (180)     (150)
                                                                      -------    ------    ------
Net interest income after provision for loan losses................     5,542     5,455     5,704
Other operating income
  Service charges on deposit accounts..............................       404       422       394
  Net gain (loss) on sales of securities...........................      (111)     (374)    1,201
  Gain on sales of loans...........................................       424       116       441
  Gain on sale of mortgage servicing rights........................       124
  Other operating income...........................................       361       353       420
                                                                      -------    ------    ------
          Total other operating income.............................     1,202       517     2,456
Other operating expenses
  Salaries and employee benefits (Note 11).........................     2,738     2,745     3,076
  Pension settlement (Note 11).....................................       774
  Net occupancy....................................................       468       407       373
  Equipment........................................................       740       651       581
  Legal fees.......................................................       132       109       131
  FDIC premium.....................................................       144       274       304
  Other operating expense..........................................     1,898     1,535     2,004
                                                                      -------    ------    ------
          Total other operating expense............................     6,894     5,721     6,469
                                                                      -------    ------    ------
Income (loss) before federal income taxes..........................      (150)      251     1,691
Federal income tax expense (benefit) (Note 9)......................      (121)      (82)      260
                                                                      -------    ------    ------
          Net income (loss)........................................     $ (29)     $333    $1,431
                                                                      =======    ======    ======
Net income (loss) per common share (Note 2)........................     $(.06)    $ .70    $ 2.97
                                                                      =======    ======    ======

          See accompanying notes to consolidated financial statements.

                             NORTH BANK CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      NET UNREALIZED
                                                                       APPRECIATION
                                                                      (DEPRECIATION)    MINIMUM
                                                                      ON SECURITIES     PENSION
                                      COMMON               RETAINED   AVAILABLE FOR    LIABILITY
                                      STOCK     SURPLUS    EARNINGS        SALE        ADJUSTMENT    TOTAL
                                      ------    -------    --------   --------------   ----------   -------
BALANCE -- JANUARY 1, 1993..........  $1,223    $ 5,757     $2,949                                  $ 9,929
Net income, 1993....................                         1,431                                    1,431
Cash dividends ($.55 per share).....                          (266)                                    (266)
Retirement of shares................    (19)       (128)                                               (147)
Net unrealized appreciation on
  securities available for sale.....                                     $     53                        53
                                      ------     ------     ------        -------                   -------
BALANCE -- DECEMBER 31, 1993........  1,204       5,629      4,114             53                    11,000
Net income, 1994....................                           333                                      333
Cash dividends ($.60 per share).....                          (288)                                    (288)
Net change in unrealized
  appreciation (depreciation) on
  securities available for sale.....                                       (1,189)                   (1,189)
Minimum pension liability adjustment
  (Note 11).........................                                                     $ (333)       (333)
                                      ------     ------     ------        -------         -----     -------
BALANCE -- DECEMBER 31, 1994........  1,204       5,629      4,159         (1,136)         (333)      9,523
Net loss, 1995......................                           (29)                                     (29)
Cash dividends ($.60 per share).....                          (289)                                    (289)
Exercise of options (Note 11).......      3           6                                                   9
Net change in unrealized
  appreciation (depreciation) on
  securities available for sale.....                                        1,099                     1,099
Minimum pension liability adjustment
  (Note 11).........................                                                        333         333
                                      ------     ------     ------        -------         -----     -------
BALANCE -- DECEMBER 31, 1995........  $1,207    $ 5,635     $3,841       $    (37)       $    0     $10,646
                                      ======     ======     ======        =======         =====     =======

          See accompanying notes to consolidated financial statements.

                             NORTH BANK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

                                                                            1995        1994        1993
                                                                          --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)....................................................   $    (29)   $    333    $  1,431
  Adjustments to reconcile net income (loss) to net cash from operating activities:
    Depreciation.......................................................        534         613         546
    Net amortization...................................................         86          87          76
    Provision for loan losses..........................................        307         180         150
    (Gain) loss on sales of other real estate..........................        (76)          5
    Gain on sales of loans.............................................       (424)       (116)       (441)
    Origination of loans for sale......................................    (24,592)     (6,120)    (18,765)
    Proceeds from sales of loans originated for sale...................     23,926       6,297      19,623
    Gain on sale of mortgage servicing rights..........................       (124)
    Net (gain) loss on sales of securities.............................        111         374      (1,201)
    Change in assets and liabilities
      Securities available for sale....................................                             (2,169)
      Deferred taxes...................................................       (178)       (109)         28
      Accrued interest receivable......................................        (92)        (92)        354
      Accrued interest payable.........................................         20          59         (13)
      Other assets.....................................................        639        (728)        292
      Other liabilities................................................       (539)        224        (327)
                                                                          --------    --------    --------
         Net cash from operating activities............................       (431)      1,007        (416)
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of securities available for sale.................     62,290      20,612
  Proceeds from maturities, calls, and paydowns of securities available
    for sale...........................................................      3,572
  Purchase of securities available for sale............................    (55,974)     (8,550)
  Proceeds from sales of securities held to maturity...................                              9,251
  Proceeds from maturities of securities held to maturity..............          2       3,594         600
  Purchase of securities held to maturity..............................                 (6,558)    (17,980)
  Loan originations net of principal payments on loans.................     (7,905)    (16,595)      7,177
  Proceeds from sales of other real estate.............................        815         233
  Proceeds from sale of mortgage servicing rights......................        306
  Premises and equipment expenditures..................................        (67)       (137)     (1,126)
                                                                          --------    --------    --------
    Net cash from investing activities.................................      3,039      (7,401)     (2,078)
CASH FLOWS FROM FINANCING ACTIVITIES
  Acquisition of deposits..............................................      6,767
  Net change in deposits...............................................      1,233        (360)    (16,076)
  Dividends............................................................       (289)       (288)       (266)
  Proceeds from FHLB advances..........................................      3,000       4,728      15,000
  Repayment of FHLB advances...........................................    (13,728)
  Change in Federal funds purchased....................................     (1,100)      1,100
  Exercise of stock options............................................          9
  Stock retired........................................................                               (147)
                                                                          --------    --------    --------
         Net cash from financing activities............................     (4,108)      5,180      (1,489)
Net change in cash and cash equivalents................................     (1,500)     (1,214)     (3,983)
Cash and cash equivalents at beginning of year.........................      8,121       9,335      13,318
                                                                          --------    --------    --------
Cash and cash equivalents at end of year...............................   $  6,621    $  8,121    $  9,335
                                                                          ========    ========    ========
Supplemental disclosures of cash flow information
  Cash paid during the year for
    Interest...........................................................   $  5,364    $  3,871    $  4,156
    Income taxes.......................................................         35                     645
Supplemental disclosures on noncash investing activities
  Transfer from loans to other real estate.............................        289          25         542
  Transfer of securities to available for sale upon adoption of SFAS
    115................................................................                             40,753
  Transfer of securities from held to maturity to available for sale
    (Note 4)...........................................................     29,499

          See accompanying notes to consolidated financial statements.

                             NORTH BANK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994

NOTE 1 -- NATURE OF OPERATIONS

     The consolidated financial statements include the accounts of North Bank Corporation and its wholly-owned subsidiary, North Bank (the Bank), and the Bank's wholly-owned subsidiary, First Central Mortgage Corporation, after elimination of significant inter-company transactions and accounts.

     On October 3, 1994, North Bank acquired First Central Mortgage Corporation, a residential mortgage originating company headquartered in Saginaw, Michigan. The acquisition was recorded under the purchase method. Intangible assets acquired are being amortized over their estimated economic lives.

     In October 1995, North Bank acquired a branch of First of America in Hubbard Lake, Michigan. Deposits acquired were approximately $6.8 million. Intangible assets associated with this acquisition are being amortized over their estimated economic lives.

     The Bank grants commercial, installment and residential loans to customers primarily in Northeastern Michigan. Although the loan portfolio is diversified, a substantial portion of its debtors' ability to honor their contracts is dependent upon the tourism industry. Primarily all installment and residential loans are secured by personal property and real estate. Approximately 96% of the commercial loans are secured by business assets and the remaining 4% are largely unsecured.

     The Bank's revenues primarily arise from interest income from residential mortgage lending activities, investments and revenue derived from mortgage banking through origination of, and sales of mortgage loans to the secondary market with servicing retained, and related servicing income. The Bank maintains eleven branches within Iosco, Ogemaw, Alpena, Presque Isle, Alcona and Montmorency counties of Michigan.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following summarize the significant accounting and reporting policies used in the preparation of the consolidated financial statements:

     Use of Estimates in Preparing Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The primary estimates incorporated into the Corporation's financial statements which are susceptible to change in the near term include the allowance for loan losses, the determination and carrying value of impaired loans, the determination and carrying value of intangibles, the determination and carrying value of certain financial instruments and the realization of deferred tax assets.

     Securities: At December 31, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). As required by SFAS No. 115, securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized. Securities available for sale consist of those securities not classified as held to maturity. Such securities might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities for which management has the positive intent and the Corporation has the ability to hold to maturity are reported at amortized cost.

     Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

                             NORTH BANK CORPORATION

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
     Loans and Interest and Fees on Loans: Loans are stated at their principal amount outstanding. Interest on loans is accrued over the term of the loan based upon the amount of the principal outstanding. The accrual of interest is discontinued on a loan when management believes serious doubt exists as to the collectibility of the loan principal or interest. Loan fees and certain direct loan origination costs are deferred and amortized into interest income over the term of the loans using the level yield method.

     Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for possible loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged off by management as a loss when deemed uncollectible, although collection efforts continue and further recoveries may occur.

     Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114), as amended by SFAS No. 118, was adopted by the Corporation on January 1, 1995. Under this Standard, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such an increase is reported as bad debt expense. The adoption of this Standard was immaterial to the 1995 consolidated financial statements.

     The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in the carrying value of the loan. Increases or decreases due to changes in estimates of future payments and due to the passage of time are reported within the provision for loan losses.

     The Corporation has defined "impaired loans" as those loans for which it is probable that all principal and interest due will not be repaid in accordance with the original loan agreement. The Corporation has set minimum balance and condition requirements before a loan may be considered to be impaired.

     Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by adjustments to income.

     Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided primarily on the straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are expensed and major improvements are capitalized. At the time of sales or disposition of an asset, the applicable cost and accumulated depreciation amounts are removed from the books.

     Other Real Estate: Other real estate includes properties acquired through, or in lieu of, loan foreclosure and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on other real estate.

                             NORTH BANK CORPORATION

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
     Intangible Assets and Goodwill: The value of core deposits acquired in a 1995 branch acquisition are amortized on an accelerated method over their expected lives. The excess of purchase price over the fair value of assets and liabilities acquired (goodwill) is amortized on a straight-line basis over 12 years.

     Income Taxes: In 1995, the Corporation retroactively adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No.
109), by restating 1991 and subsequent years. The Corporation records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Net Income (Loss) Per Common Share: Net income (loss) per common share is based on the weighted average common shares outstanding during the years presented, retroactively adjusted for a two-for-one stock split effected December 31, 1993. The stock split was recorded at par value. Beginning in 1994, Employee Stock Ownership Plan shares are considered outstanding for net income(loss) per share calculations as they are committed to be released; unallocated shares are not considered outstanding. The weighted average number of common shares used in the per share computations were 481,759 in 1995, 472,876 in 1994 and 482,532 in 1993.

     Statement of Cash Flows: For purposes of this statement, cash and cash equivalents include cash on hand, demand deposits in other institutions, federal funds sold and short-term investments. The Corporation reports net cash flows for customer loan and deposit transactions.

     Impact of New Accounting Standards: The following new accounting standards have been issued by the Financial Accounting Standards Board that will apply in 1996. Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets, requires a review of long-term assets for impairment of recorded value and resulting write-downs if value is impaired. Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights, requires recognition of an asset when servicing rights are retained on in-house originated loans that are sold. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, requires proforma disclosure of the effect on net income of valuing future option grants at their estimated fair value. These Statements are not expected to have a material effect on the Corporation's financial position or results of operations.

     Reclassification: Certain reclassifications have been made to prior period consolidated financial statements to place them on a basis comparable with the current year's consolidated financial statements.

NOTE 3 -- CASH AND DUE FROM BANKS

     Included in cash and due from banks are amounts required to be deposited with the Federal Reserve Bank. These reserve balances vary, depending on the level of customer deposits in the Corporation's subsidiary bank. At December 31, 1995 and 1994, the Federal Reserve balances were $717,000 and $694,000, respectively.

                             NORTH BANK CORPORATION

NOTE 4 -- SECURITIES

     The amortized cost and fair value of securities are as follows at December 31, in thousands:

                                                                        GROSS         GROSS
                                                         AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                           COST         GAINS         LOSSES       VALUE
                                                         ---------    ----------    ----------    -------
AVAILABLE FOR SALE
1995
  U.S. Government agencies............................    $20,660        $120        $     (9)    $20,771
  Obligations of states and political subdivisions....      2,282           6             (16)      2,272
  Mortgage-backed securities..........................     24,786          54            (210)     24,630
  Equity securities...................................        992                                     992
                                                          -------        ----         -------     -------
                                                          $48,720        $180        $   (235)    $48,665
                                                          =======        ====         =======     =======
1994
  U.S. Government agencies............................    $   462                    $     (3)    $   459
  Mortgage-backed securities..........................     26,769                      (1,718)     25,051
  Equity securities...................................        993                                     993
                                                          -------                     -------     -------
                                                          $28,224                    $ (1,721)    $26,503
                                                          =======                     =======     =======
HELD TO MATURITY
1994
  U.S. Government agencies............................    $   952                    $     (7)    $   945
  Obligations of states and political subdivisions....     12,965        $ 65            (580)     12,450
  Mortgage-backed securities..........................     16,667                      (1,307)     15,360
                                                          -------        ----         -------     -------
                                                          $30,584        $ 65        $ (1,894)    $28,755
                                                          =======        ====         =======     =======

     Transfer of Securities from HTM to AFS: Effective in May 1995, the entire portfolio of securities held to maturity were reclassified as securities available for sale. The amount of securities transferred had a book value of $30,249,000, a fair value of $29,499,000, and a net unrealized loss of $750,000 at the time of transfer. Management believes that classification of all securities as available for sale will provide the Bank with greater flexibility in managing the Bank's assets and liabilities.

     The amortized cost and fair value of securities at December 31, 1995, by contractual maturity, are shown below in thousands. Maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                             AVAILABLE FOR SALE
                                                                            --------------------
                                                                            AMORTIZED     FAIR
                                                                              COST        VALUE
                                                                            ---------    -------
Due in one year or less...................................................   $ 1,243     $ 1,239
Due after 1 year through 5 years..........................................     6,507       6,522
Due after 5 years through 10 years........................................    15,192      15,282
Mortgage-backed securities................................................    24,786      24,630
Equity securities.........................................................       992         992
                                                                             -------     -------
                                                                             $48,720     $48,665
                                                                             =======     =======

     Because of their variable payments, mortgage-backed securities are not reported by a specific maturity grouping.

                             NORTH BANK CORPORATION

NOTE 4 -- SECURITIES -- CONTINUED
     Sales activities for the years ended December 31 were as follows, in thousands:

                                               AVAILABLE FOR SALE                HELD TO MATURITY
                                          -----------------------------    ----------------------------
                                           1995       1994       1993       1995       1994       1993
                                          -------    -------    -------    -------    -------    ------
Sales proceeds.........................   $62,290    $20,612    $78,981                          $9,251
Gross gains............................       334        104        980                             411
Gross losses...........................       445        478        167                              23

     At December 31, 1995, mortgage-backed securities with a carrying value of approximately $11,995,000 were pledged to secure public deposits and advances from the Federal Home Loan Bank (Note 10).

NOTE 5 -- LOANS

     Total loans consist of the following at December 31, in thousands:

                                                                              1995       1994
                                                                             -------    -------
Commercial................................................................   $20,923    $17,349
Consumer..................................................................    30,335     25,907
Real Estate...............................................................    39,073     38,577
                                                                             -------    -------
                                                                             $90,331    $81,833
                                                                             =======    =======

     Loans held for sale totaled $1,115,000 and $25,000 at December 31, 1995 and 1994, respectively. Loans sold with servicing retained totaled $1,671,000 and $32,088,000 at December 31, 1995 and 1994, respectively.

NOTE 6 -- ALLOWANCE FOR LOAN LOSSES

     An analysis of activity in the allowance for loan losses for the years ended December 31, follows in thousands:

                                                                        1995     1994     1993
                                                                        -----    -----    -----
Balance -- January 1.................................................   $ 949    $ 902    $ 993
  Provision charged to expense.......................................     307      180      150
  Loans charged off..................................................    (386)    (207)    (348)
  Recoveries.........................................................     118       74      107
                                                                        -----    -----    -----
Balance -- December 31...............................................   $ 988    $ 949    $ 902
                                                                        =====    =====    =====

     Information regarding impaired loans is as follows for 1995:

Average investment in impaired loans.................................   $ 319
Interest income recognized on impaired loans on cash basis...........      44

     Information regarding impaired loans at December 31, 1995 is as follows:

Total impaired loans.................................................   $ 389
Less loans for which no allowance for loan losses is allocated.......    (389)
                                                                        -----
Impaired loans for which an allowance for loan losses is allocated...   $   0
                                                                        =====
Portion of allowance allocated to these loans........................   $   0
                                                                        =====

                             NORTH BANK CORPORATION

NOTE 6 -- ALLOWANCE FOR LOAN LOSSES -- CONTINUED
     Nonperforming loans, including loans on nonaccrual and loans past due greater than 90 days, totaled $1,014,000 at December 31, 1994.

NOTE 7 -- PREMISES AND EQUIPMENT

     Premises and equipment by classification are as follows at December 31, in thousands:

                                                                              1995       1994
                                                                             -------    -------
Land......................................................................   $   640    $   497
Buildings and improvements................................................     4,507      4,712
Furniture and fixtures....................................................     3,974      3,915
                                                                             -------    -------
                                                                               9,121      9,124
Accumulated depreciation..................................................    (3,541)    (3,077)
                                                                             -------    -------
                                                                             $ 5,580    $ 6,047
                                                                             =======    =======

NOTE 8 -- DEPOSITS

     The aggregate amount of time certificates of deposit in denominations of $100,000 or more approximated $2,980,000 and $3,567,000 as of December 31, 1995
and 1994, respectively.

     At December 31, 1995, the maturity of certificates of deposits for each year is as follows:

1996...............................................................................   $39,023
1997...............................................................................     4,432
1998...............................................................................     3,992
1999...............................................................................     4,185
2000...............................................................................     3,783
Afterwards.........................................................................       176
                                                                                      -------
                                                                                      $55,591
                                                                                      =======

NOTE 9 -- INCOME TAXES

     The following are the components of the federal income tax expense (benefit) for the years ended December 31, in thousands:

                                                                          1995     1994    1993
                                                                          -----    ----    ----
Current expense........................................................   $  57    $ 27    $232
Deferred expense (benefit).............................................    (112)    (13)     28
Net operating loss benefit.............................................     (66)    (96)
                                                                          -----    ----    ----
                                                                          $(121)   $(82)   $260
                                                                          =====    ====    ====

                             NORTH BANK CORPORATION

NOTE 9 -- INCOME TAXES -- CONTINUED
     The net deferred tax asset (liability) at December 31, 1995 and 1994 is comprised of the following:

                                                                               1995      1994
                                                                               -----    ------
Deferred tax assets
  Net unrealized depreciation on securities available for sale..............   $  19    $  585
  Allowance for loan losses.................................................     154       140
  Nonaccrual interest.......................................................       3        14
  Pension...................................................................               100
  AMT credit carry forward..................................................     108       107
  Net operating loss........................................................     162        96
  Other.....................................................................      32        36
                                                                               -----    ------
                                                                                 478     1,078
Deferred tax liabilities
  Fixed assets..............................................................    (348)     (223)
  Purchase accounting adjustments...........................................    (310)     (477)
  Pension...................................................................     (17)
  Other.....................................................................     (45)      (61)
                                                                               -----    ------
                                                                                (720)     (761)
                                                                               -----    ------
Net deferred tax asset (liability)..........................................   $(242)   $  317
                                                                               =====    ======

     No valuation allowance has been provided on deferred tax assets.

     The difference between the financial statement tax expense and amounts computed by applying the federal statutory tax rate of 34% to pretax income is reconciled as follows:

                                                                        1995     1994     1993
                                                                        -----    -----    -----
Statutory rate applied to income (loss) before federal income
  taxes..............................................................   $ (51)   $  85    $ 575
Add (Deduct)
  Effect of tax exempt interest......................................    (125)    (210)    (299)
  Effect of disallowed interest expense..............................      19       27       31
  Other..............................................................      36       16      (47)
                                                                        -----    -----    -----
                                                                        $(121)   $ (82)   $ 260
                                                                        =====    =====    =====

     A tax operating loss carryforward in the amount of $96,000 expires in 2009. The remaining $66,000 in carryforward expires in 2010.

                             NORTH BANK CORPORATION

NOTE 10 -- LONG TERM BORROWINGS

     Included in long-term borrowings on the consolidated balance sheets are advances from the Federal Home Loan Bank (FHLB) which consist of the following at December 31, in thousands:

                                 RATE AT
                            DECEMBER 31,1995               MATURITY               1995           1994
                            -----------------         ------------------         ------         -------
Adjustable Rate Advances:
                                                      November 10, 1999                         $ 5,000
                                  5.908%              July 15, 1998              $9,000          10,000
Fixed Rate Advances:
                                                      August 15, 2003                             2,364
                                                      December 15, 2003                           2,364
                                                                                 ------         -------
                                                                                 $9,000         $19,728
                                                                                 ======         =======

     The adjustable rate advances are priced at the three-month LIBOR rate less three basis points. The advances are secured by approximately $11,495,000 in securities as of December 31, 1995. Interest is payable in monthly installments through the date of maturity. Prepayments on the adjustable rate advances up to 10% of the principal balance will be accepted by the FHLB given the Corporation's notification to the FHLB of their intent to prepay.

NOTE 11 -- EMPLOYEE BENEFIT PLANS

     The Corporation maintains an Employee Stock Ownership Plan (ESOP), which invests primarily in stock of North Bank Corporation. The ESOP is a stock bonus and defined contribution plan covering substantially all full-time employees ages 21 or older, having completed one full year of service. In accordance with the terms of the ESOP, employees may make voluntary contributions to the Plan of up to 10 percent of eligible compensation, subject to certain limitations. The Corporation will match employee contributions equal to the greater of 50% of the first 6% of compensation deferred by the participant or a discretionary amount determined by the employer. The Corporation may also make a supplemental matching contribution to the Plan in an amount determined by the employer. The Corporation's contributions for 1995 and 1994 were $62,000 and $49,000, respectively. At December 31, 1995, 48,114 shares were allocated to individual participants under the plan.

     The ESOP had a loan from a commercial bank which was paid off during 1995. Accordingly, the Corporation had guaranteed the ESOP's debt. As loan payments were made, unallocated shares were released and allocated to plan participants. The ESOP's repayments of the debt were made from the contributions and dividends on stock it received from the Corporation.

     The Corporation has a stock option plan, adopted by shareholders in 1993, which provides for the grant of a maximum of 20,000 shares of the Corporation's common stock to certain officers and employees at a price which is not less than the fair market value of the stock at the time the options are granted. The options

                             NORTH BANK CORPORATION

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- CONTINUED granted are exercisable immediately and expire five years after the date of the grant. No options were granted in 1993. Activity in the plan was as follows:

                                                                                         SHARES
                                                                             OPTION    SUBJECT TO
                                                                             PRICE       OPTION
                                                                             ------    ----------
Options granted in 1994...................................................   $16.25       3,039
  Options expired.........................................................    16.25        (218)
                                                                                          -----
Outstanding December 31, 1994.............................................                2,821
  Options granted.........................................................    16.45       3,412
  Options expired.........................................................    16.25        (262)
  Options expired.........................................................    16.45        (255)
  Options exercised.......................................................    16.25        (283)
  Options exercised.......................................................    16.45        (279)
                                                                                          -----
Outstanding December 31, 1995.............................................                5,154
Exercisable at December 31, 1995..........................................    16.25       2,276
                                                                                          -----
                                                                              16.45       2,878
                                                                                          -----
                                                                                          5,154
                                                                                          =====

     Nonqualified stock options were granted to an officer of the Corporation during 1993. The options cover 4,000 shares of common stock at the price of $15.13 and expire in 1998. At December 31, 1995, the options had not been exercised.

     The Corporation sponsored a non-contributory, defined benefit pension plan covering substantially all employees. On December 31, 1994, the Corporation curtailed the defined benefit pension plan, which resulted in the freezing of benefits as of that date. The net loss due to the plan curtailment was $72,230 for 1994. During December 1995, the Corporation terminated the plan and settled $1,103,000 of the accumulated benefit obligation by making cash payments to plan participants and purchasing nonparticipating annuity contracts. The remaining accumulated benefit obligation is expected to be settled by April 1996. Defined benefits were not provided under any successor plan. The net loss due to the plan settlement was $773,910 for 1995.

     The following sets forth the plan's funded status and amounts recognized in the consolidated balance sheets at December 31, in thousands:

                                                                               1995     1994
                                                                               ----    -------
Actuarial present value of vested accumulated benefit obligation............   $(88)   $(1,098)
Plan assets at fair value...................................................    178        802
                                                                               ----    -------
  Excess (deficiency) of plan assets over (under) accumulated benefit
     obligation.............................................................     90       (296)
Unrecognized net loss.......................................................               536
Unrecognized transition asset...............................................               (33)
Adjustment required to recognize minimum liability..........................              (503)
                                                                               ----    -------
  Net pension assets (liabilities)..........................................   $ 90    $  (296)
                                                                               ====    =======

                             NORTH BANK CORPORATION

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- CONTINUED
     Net pension cost included in operations, including the effects of curtailment and settlement, consisted of the following components:

                                                                         1995    1994     1993
                                                                         ----    ----    -------
Service cost-benefits earned..........................................           $ 88    $    80
Interest cost on projected benefit obligation.........................   $ 75      80         79
Expected return on plan assets........................................    (92)    (76)       (71)
Net amortization and deferral.........................................     (1)     34         34
Net loss due to curtailment...........................................             72
Net loss due to settlement............................................    774
                                                                         ----    ----    -------
  Net periodic pension cost...........................................   $756    $198    $   122
                                                                         ====    ====    =======

     In accordance with the provisions of Statement of Financial Accounting Standards No. 87, the Corporation recorded an additional minimum pension liability adjustment in 1994 representing the excess of the accumulated benefit obligation over the fair value of plan assets plus the amount recognized as prepaid pension costs. The additional minimum pension liability was included in "Other liabilities". This transaction, which had no impact on earnings, resulted in a reduction of shareholders' equity in 1994 of $332,640, net of tax.

     A weighted average discount rate of 7% was used in determining the actuarial present value of the accumulated benefit obligation in 1995 and 1994. The expected long-term rate of return on plan assets was 9% in both years.

NOTE 12 -- RELATED PARTY TRANSACTIONS

     The Corporation enters into transactions with certain executive officers, directors, and their related interests. Included in these transactions are loans which amounted to approximately $130,000 and $309,000 at December 31, 1995 and 1994, respectively. Deposit accounts with the same individuals amounted to $549,324 and $492,863 at December 31, 1995 and 1994, respectively.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     From time to time, the Corporation is involved in legal matters in the ordinary course of business. Management believes that the ultimate resolution of such matters will not have a material effect on the consolidated financial statements.

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans and unused lines of credit. The Bank follows the same credit policy to make such commitments as is followed for loans and investments recorded in the consolidated financial statements.

     As of December 31, 1995, the Bank has outstanding commitments to make loans of which 67% are at fixed rates. These interest rates range from 8.25% to 9.75%. The Bank also funds unused lines of credit of which 26% are at fixed rates. The fixed interest rates on the line of credits range from 6.20% to 11.75%.

     Outstanding commitments at December 31 were as follows:

                                                                           1995          1994
                                                                        ----------    ----------
To make loans........................................................   $  341,000    $  201,000
To fund lines of credit..............................................    7,152,000     3,091,000
To extend letters of credit..........................................       75,000        68,000

                             NORTH BANK CORPORATION

NOTE 14 -- NORTH BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL
           INFORMATION (IN THOUSANDS)

     Presented below are condensed financial statements for the parent company:

                            CONDENSED BALANCE SHEETS

                                                                            1995         1994
                                                                           -------      ------
Assets
  Cash..................................................................   $    34      $   37
  Investment in subsidiary..............................................    10,545       9,415
  Other assets..........................................................        67          71
                                                                           --------     ------
                                                                           $10,646      $9,523
                                                                           ========     ======
Shareholders' equity....................................................   $10,646      $9,523
                                                                           ========     ======

                         CONDENSED STATEMENTS OF INCOME

                                                                     1995      1994       1993
                                                                     ----      ----      ------
Dividends from subsidiary.........................................   $289      $317      $  578
Operating expenses................................................     20        73          64
                                                                     ----      ----      ------
     Income before federal income tax and equity in undistributed
      or excess distributed earnings or loss of subsidiary........    269       244         514
Federal income tax benefit........................................      4        25          20
                                                                     ----      ----      ------
     Income before equity in undistributed or excess distributed
      earnings or loss of subsidiary..............................    273       269         534
Equity in undistributed or excess distributed earnings or loss of
  subsidiary......................................................   (302)       64         897
                                                                     ----      ----      ------
     Net income...................................................   $(29)     $333      $1,431
                                                                     ====      ====      ======

                             NORTH BANK CORPORATION

NOTE 14 -- NORTH BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL
           INFORMATION (IN THOUSANDS) -- CONTINUED
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                1995        1994         1993
                                                                -----       -----       -------
CASH FLOW FROM OPERATING ACTIVITIES
  Net income (loss)..........................................   $ (29)      $ 333       $ 1,431
  Adjustments to reconcile net income to net cash from
     operating activities
     Equity in subsidiary's net (income)loss.................      13        (381)       (1,475)
     Increase (decrease) in other assets.....................       4         (13)           (8)
                                                                -----       -----       -------
          Net cash from operating activities.................     (12)        (61)          (52)
CASH FLOW FROM INVESTING ACTIVITIES
  Increase (decrease) in advances to subsidiary..............                               (45)
  Dividends from subsidiary..................................     289         317           578
                                                                -----       -----       -------
          Net cash from investing activities.................     289         317           533
CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid to shareholders.............................    (289)       (288)         (265)
  Issuance of common stock...................................       9
  Repurchases of common stock................................                              (147)
                                                                -----       -----       -------
          Net cash from financing activities.................    (280)       (288)         (412)
Net increase in cash and cash equivalents....................      (3)        (32)           69
  Cash at beginning of period................................      37          69
                                                                -----       -----       -------
          Cash at end of year................................   $  34       $  37       $    69
                                                                =====       =====       =======

NOTE 15 -- DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS (IN THOUSANDS)

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash and Short-Term Investments: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     Securities: For securities, fair value is based upon market price quotes from brokers utilizing pricing formulas.

     Loans: The fair value of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Deposit Liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Long-Term Borrowings: The fair value of FHLB advances is estimated by discounting future cash flows using rates currently offered for similar terms.

     Accrued Interest Receivable/Payable: For these items, the carrying amount is a reasonable estimate of fair value.

                             NORTH BANK CORPORATION

NOTE 15 -- DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS (IN THOUSANDS) -- CONTINUED
     Commitments to Extend Credit and Standby Letters of Credit: The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated costs to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair values associated with these financial instruments are immaterial at December 31, 1995 and 1994.

     The estimated fair values of the Corporation's financial instruments are as follows:

                                                               1995                    1995
                                                       --------------------    --------------------
                                                       CARRYING      FAIR      CARRYING      FAIR
                                                        VALUE       VALUE       VALUE       VALUE
                                                       --------    --------    --------    --------
Financial assets
  Cash and short-term investments...................   $  6,621    $  6,621    $  8,121    $  8,121
  Securities........................................     48,665      48,665      57,087      55,257
  Loans.............................................     90,331      90,159      81,833      80,308
  Less: allowance for loan loss.....................       (988)       (988)       (949)       (949)
  Accrued interest receivable.......................      1,102       1,102       1,010       1,010
Financial liabilities
  Deposits..........................................    131,765     132,267     123,765     124,121
  Borrowings........................................      9,000       9,000      20,828      20,328
  Accrued interest payable..........................        516         516         496         496

NOTE 16 -- RESTRICTIONS ON SUBSIDIARY DIVIDENDS

     Banking laws and regulations restrict the amount the Bank can transfer to the Corporation in the form of cash dividends. At December 31, 1995, $3.6 million of retained earnings of the Bank was available for distribution to the Corporation as dividends without prior regulatory approval. It is not the intent of management to pay dividends in amounts which would reduce the capital of the Bank to a level below that which is considered prudent by management and in accordance with the guidelines of regulatory authorities.

NOTE 17 -- PENDING MERGER

     In February 1996, the Corporation entered into a definitive agreement to be acquired by Independent Bank Corporation of Ionia, Michigan (a publicly-traded corporation). The purchase price is estimated to be $33 per share of North Bank Corporation common stock. The acquisition is subject to both regulatory and shareholder approval and is expected to be completed during the second quarter of 1996.

             ------------------------------------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary......................   3
Risk Factors............................   7
Recent Developments.....................   9
Use of Proceeds.........................  10
Market for the Depositary Shares........  10
Price Range of Common Stock and
  Dividends.............................  11
Capitalization..........................  12
Selected Consolidated Financial Data....  13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  14
Business................................  29
Supervision and Regulation..............  34
Description of Depositary Shares........  41
Description of Capital Stock............  44
Underwriting............................  50
Legal Matters...........................  50
Experts.................................  50
Available Information...................  51
Incorporation of Certain Documents by
  Reference.............................  51
Index to Consolidated Financial
  Statements............................ F-1

                            ------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

             ------------------------------------------------------

             ------------------------------------------------------

                                 600,000 SHARES

                             INDEPENDENT BANK LOGO

                               DEPOSITARY SHARES
                              EACH REPRESENTING A
                           1/4 INTEREST IN A SHARE OF
                               % CUMULATIVE, CONVERTIBLE
                           PREFERRED STOCK, SERIES A

                            ------------------------

                                   Prospectus
                                              , 1996
                            ------------------------

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

             ------------------------------------------------------

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses in connection with the issuance and distribution of the securities being registered are estimated as follows, all of which are to be borne by the
Company:

        SEC Registration Fee...............................................   $5,227.27
        NASDAQ Fee.........................................................       *
        Printing and Engraving Expenses....................................       *
        Accounting Fees....................................................       *
        Transfer and Registrar's Fees......................................       *
        Legal Fees and Expenses............................................       *
        Blue Sky Qualification Fees and Expenses...........................       *
        Miscellaneous......................................................       *
                                                                               --------
             Total.........................................................
                                                                               ========

-------------------------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Incorporation of the Company provide that its directors and officers are to be indemnified as of right to the fullest extent permitted under the Michigan Business Corporation Act ("MBCA"). Under the MBCA, directors, officers, employees or agents are entitled to indemnification against expenses (including attorneys' fees) whenever they successfully defend legal proceedings brought against them by reason of the fact that they hold such a position with the corporation. In addition, with respect to actions not brought by or in the right of the corporation, indemnification is permitted under the MBCA for expenses (including attorneys' fees), judgments, fines, penalties and reasonable settlement if it is determined that the person seeking indemnification acted in a good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to criminal proceedings, he or she had no reasonable cause to believe that his or her conduct was unlawful. With respect to actions brought by or in the right of the corporation, indemnification is permitted under the MBCA for expenses (including attorneys' fees) and reasonable settlements, if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders; provided, indemnification is not permitted if the person is found liable to the corporation, unless the court in which the action or suit was brought has determined that indemnification is fair and reasonable in view of all the circumstances of the case.

     The MBCA specifically provides that it is not the exclusive source of indemnity. As a result, the Company adopted individual indemnification agreements with its directors. Approved by the Company's shareholders, the indemnification agreements provide a contractually enforceable right for prompt indemnification, except that indemnification is not required where: (i) indemnification is provided under an insurance policy, except for amounts in excess of insurance coverage; (ii) indemnification is provided by the Company outside of the agreement; (iii) the claim involved a violation of Section 16(b) of the Securities Exchange Act of 1934 or similar provision of state law; or
(iv) indemnification by the Company is otherwise prohibited by law. In the case of a derivative or other action by or in the right of the Company where a director is found liable, indemnity is predicated on the determination that indemnification is nevertheless appropriate, by majority vote of a committee of disinterested directors, independent legal counsel, or a court where the claim is litigated, whichever the indemnitee chooses. The protection provided by the indemnification agreements is broader than that under the MBCA, where indemnification in such circumstances is available only where specifically authorized by the court where the claim is litigated.

     In addition to the available indemnification, the Company's Articles of Incorporation, as amended, limit the personal liability of the members of its Board of Directors for monetary damages with respect to claims by the Company or its shareholders resulting from certain negligent acts or omissions.

     Under an insurance policy maintained by the Company, the directors and officers of the Company are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, action, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

     The Company has agreed to indemnify the Underwriter, and the Underwriter has agreed to indemnify the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1 herewith.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     Reference is made to the Exhibit Index which appears at page II-4 of the Registration Statement.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant of the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that: (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ionia, State of Michigan on October 18, 1996.

                                          INDEPENDENT BANK CORPORATION

                                          /s/ CHARLES C. VAN LOAN
                                          --------------------------------------
                                          Charles C. Van Loan, Principal
                                          Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles C. Van Loan and William R. Kohls, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                               POSITION                       DATE
-------------------------------------   ------------------------------------   ----------------
       /s/ CHARLES C. VAN LOAN          Principal Executive Officer and        October 18, 1996
-------------------------------------   Director
         Charles C. Van Loan
        /s/ WILLIAM R. KOHLS            Principal Financial Officer            October 18, 1996
-------------------------------------
          William R. Kohls
      /s/ JAMES J. TWAROZYNSKI          Principal Accounting Officer           October 18, 1996
-------------------------------------
        James J. Twarozynski
       /s/ WILLIAM F. EHINGER           Director                               October 18, 1996
-------------------------------------
         William F. Ehinger
        /s/ KEITH E. BAZAIRE            Director                               October 18, 1996
-------------------------------------
          Keith E. Bazaire
         /s/ TERRY L. HASKE             Director                               October 18, 1996
-------------------------------------
           Terry L. Haske
         /s/ THOMAS F. KOHN             Director                               October 18, 1996
-------------------------------------
           Thomas F. Kohn
        /s/ ROBERT J. LEPPINK           Director                               October 18, 1996
-------------------------------------
          Robert J. Leppink
         /s/ REX P. O'CONNOR            Director                               October 18, 1996
-------------------------------------
           Rex P. O'Connor
       /s/ ARCH V. WRIGHT, JR.          Director                               October 18, 1996
-------------------------------------
         Arch V. Wright, Jr.
        /s/ CHARLES A. PALMER           Director                               October 18, 1996
-------------------------------------
          Charles A. Palmer

                                 EXHIBIT INDEX

                                 EXHIBIT NUMBER AND DESCRIPTION
         -------------------------------------------------------------------------------
 1       Form of Underwriting Agreement
 4.1     Certificate of Designation of the    % Cumulative, Convertible Preferred Stock,
         Series A
 4.2     Form of Depositary Receipt (attached as Exhibit A) to Deposit Agreement, filed as Exhibit 4.3 hereto
 4.3     Form of Deposit Agreement by and between the Company and State Street Bank &
         Trust Company
 5*      Opinion of Varnum, Riddering, Schmidt & Howlett LLP as to the validity of the issuance of the securities being registered
10(A)    Deferred Benefit Plan for Directors (incorporated hereby by reference to
         Exhibit 10(C) to the Company's report on Form 10-K for the year ended December
         31, 1984)
10(B)    The form of Indemnity Agreement approved by the Company's shareholders at its
         April 19, 1988 Annual Meeting, as executed with all of the Directors of the
         Company (incorporated herein by reference to Exhibit 10(F) to the Company's report on Form 10-K for the year ended December 31, 1988)
10(C)    Incentive Share Grant Plan, as amended, approved by the Company's shareholders at its April 21, 1992 Annual Meeting (incorporated herein by reference to
         Exhibit 10 to the Company's report on Form 10-K for the year ended December 31,
         1992)
10(D)    Nonemployee Director Stock Option Plan, approved by the Company's shareholders at its April 21, 1992 Annual Meeting (incorporated herein by reference to
         Exhibit 28 to the Company's Form S-8 Registration Statement, dated April 23,
         1993, filed under Registration No. 33-62086)
10(E)    Employee Stock Option Plan, approved by the Company's shareholders at its April
         21, 1992 Annual Meeting (incorporated herein by reference to Exhibit 28 to the
         Company's Form S-8 Registration Statement, dated April 30, 1993, filed under
         Registration No. 33-62090)
10(F)    Agreement and Plan of Reorganization among the Company, IBC Interim Co., and
         North Bank Corporation, dated February 2, 1996 (incorporated by reference to
         Exhibit 2.1 to the Company's Current Report on 8-K filed June 16, 1996)
10(G)    Agreement to Purchase Assets and Assume Liabilities By and Between the Company
         and First of America Bank-Michigan, National Association, dated September 18,
         1996
23.1     Consent of KPMG Peat Marwick LLP, Independent Auditors
23.2     Consent of Crowe, Chizek and Company LLP, Independent Auditors
23.3*    Consent of Varnum, Riddering, Schmidt & Howlett LLP (to be included in their opinion filed herewith as Exhibit 5)
24       Power of Attorney (included on the signature page)

-------------------------
* To be filed by amendment